SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

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Table of Contents

Company Information
Capital Breakdown	1
Cash Distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
01/01/2019 to 12/31/2019	8
01/01/2018 to 12/31/2018	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2019 to 12/31/2019	17
01/01/2018 to 12/31/2018	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the quarterly financial information	31
Comments on the Performance of Business Projections	122
Reports and Statements
Unqualified Independent Auditors’ Review Report	125
Opinion of the Supervisory Board or Equivalent Body	132
Opinion or Summary Report, if any, of the Audit Committee (statutory or otherwise)	133
Officers Statement on the Financial Statements	134
Officers Statement on Auditor’s Report	135

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Year 12/31/2019
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Company Information / Cash Distribution

Event	Approval	Dividends	Initial Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	09/18/2019	Dividends	09/30/2019	Ordinary		0.29900

Ordinary General Meeting	04/26/2019	Dividends	05/29/2019	Ordinary		0.65091

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current year	Previous year
		12/31/2019	12/31/2018
1	Total Assets	44,814,611	42,515,849
1.01	Current assets	9,719,866	8,668,688
1.01.01	Cash and cash equivalents	392,107	539,853
1.01.02	Financial investments	2,596,424	882,997
1.01.02.01	Financial investments measured a fair value through profit or loss	2,114,620	0
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,114,620	0
1.01.02.03	Financial investments at amortized cost	481,804	882,997
1.01.03	Trade receivables	1,691,643	1,965,817
1.01.04	Inventory	3,736,716	3,662,466
1.01.08	Other current assets	1,302,976	1,617,555
1.01.08.03	Others	1,302,976	1,617,555
1.01.08.03.01	Recoverable taxes	1,129,584	1,265,003
1.01.08.03.02	Prepaid expenses	82,664	25,716
1.01.08.03.03	Dividends receivable	33,447	259,186
1.01.08.03.04	Others	57,281	67,650
1.02	Non-current assets	35,094,745	33,847,161
1.02.01	Long-term assets	7,374,332	4,002,570
1.02.01.03	Financial investments at amortized cost	95,719	0
1.02.01.07	Deferred taxes assets	2,435,551	0
1.02.01.10	Other non-current assets	4,843,062	4,002,570
1.02.01.10.03	Recoverable taxes	1,907,420	1,692,274
1.02.01.10.04	Judicial deposits	224,300	255,595
1.02.01.10.05	Prepaid expenses	110,099	34,450
1.02.01.10.06	Receivable from related parties	1,558,194	1,046,462
1.02.01.10.07	Others	1,043,049	973,789
1.02.02	Investments	17,402,191	20,232,005
1.02.02.01	Equity interest	17,316,463	20,232,005
1.02.02.02	Investment Property	85,728	0
1.02.03	Property, plant and equipment	10,266,084	9,562,973
1.02.03.01	Property, plant and equipment in operation	10,221,911	9,562,973
1.02.03.02	Right of use in leases	44,173	0
1.02.04	Intangible assets	52,138	49,613

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current year	Previous year
		12/31/2019	12/31/2018
2	Total liabilities	44,814,611	42,515,849
2.01	Current liabilities	9,224,591	11,191,230
2.01.01	Payroll and related taxes	170,792	135,255
2.01.02	Trade payables	2,506,244	2,655,091
2.01.03	Tax payables	78,911	116,336
2.01.04	Borrowings and financing	4,396,840	6,474,388
2.01.05	Other payables	2,019,788	1,745,304
2.01.05.02	Others	2,019,788	1,745,304
2.01.05.02.04	Dividends and interests on shareholder´s equity	13,252	900,541
2.01.05.02.05	Advances from clients	72,404	64,416
2.01.05.02.06	Trade payables – Drawee risk	1,121,312	65,766
2.01.05.02.07	Lease liabilities	17,269	0
2.01.05.02.08	Other payables	795,551	714,581
2.01.06	Provisions	52,016	64,856
2.01.06.01	Provision for tax, social security, labor and civil risks	52,016	64,856
2.02	Non-current liabilities	25,415,476	22,621,884
2.02.01	Long term Borrowings and financing	19,702,620	17,687,208
2.02.02	Other payables	356,942	24,024
2.02.02.02	Others	356,942	24,024
2.02.02.02.03	Lease liabilities	28,671	0
2.02.02.02.04	Other obligations	328,271	24,024
2.02.03	Deferred Taxes	0	17,434
2.02.04	Provisions	5,355,914	4,893,218
2.02.04.01	Provision for tax, social security, labor and civil risks	370,703	538,077
2.02.04.02	Other provisions	4,985,211	4,355,141
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	164,464	191,884
2.02.04.02.04	Pension and healthcare plan	912,184	905,119
2.02.04.02.05	Provision for losses on investments	3,908,563	3,258,138
2.03	Shareholders’ equity	10,174,544	8,702,735
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	4,431,200	3,064,827
2.03.04.01	Legal reserve	278,576	189,122
2.03.04.02	Earnings reserves	4,210,888	2,933,969
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	0	0
2.03.08	Other comprehensive income	1,170,624	1,065,188

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Parent Company Financial Statements / Statement of Income
(R$ thousand)
		Current year	Previous year
Code	Description	01/01/2019 to 12/31/2019	01/01/2018 to 12/31/2018
3.01	Revenues from sale of goods and rendering of services	11,601,406	12,802,755
3.02	Costs from sale of goods and rendering of services	(11,285,668)	(10,320,367)
3.03	Gross profit	315,738	2,482,388
3.04	Operating (expenses)/income	363,304	3,190,822
3.04.01	Selling expenses	(542,393)	(645,928)
3.04.02	General and administrative expenses	(257,113)	(241,887)
3.04.04	Other operating income	426,599	4,126,906
3.04.05	Other operating expenses	(1,984,226)	(864,901)
3.04.06	Equity in results of affiliated companies	2,720,437	816,632
3.05	Profit before financial income (expenses) and taxes	679,042	5,673,210
3.06	Financial income (expenses)	(1,367,202)	(897,645)
3.06.01	Financial income	264,529	1,354,316
3.06.02	Financial expenses	(1,631,731)	(2,251,961)
3.06.02.01	Net exchange differences over financial instruments	104,244	(560,494)
3.06.02.02	Financial expenses	(1,735,975)	(1,691,467)
3.07	Profit (loss) before taxes	(688,160)	4,775,565
3.08	Income tax and social contribution	2,477,227	298,571
3.09	Profit (loss) from continued operations	1,789,067	5,074,136
3.11	Profit (loss) for the year	1,789,067	5,074,136
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	1.29632	3.69498
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	1.29632	3.69498

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)
		Current year	Previous year
Code	Description	01/01/2019 to 12/31/2019	01/01/2018 to 12/31/2018
4.01	(Loss) profit for the year	1,789,067	5,074,136
4.02	Other comprehensive income	105,436	(2,713,844)
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	(1,663)	(997)
4.02.02	(Loss) /Gain over pension plan	(111,532)	2,313
4.02.04	Cumulative translation adjustments for the year	32,922	(87,101)
4.02.05	Fair value through other comprehensive income	0	(1,559,680)
4.02.10	(Loss) /Gain on the percentage change in investments	(2,288)	(105)
4.02.11	(Loss) /Gain on cash flow hedge accounting	(604,828)	(1,415,962)
4.02.12	Realization of cash flow hedge accounting reclassified to income statement	790,353	370,191
4.02.13	(Loss)/Gain on net investment hedge from investments in affiliates	2,472	(21,852)
4.02.14	(Loss)/Gain on business combination	0	(651)
4.03	Comprehensive income for the year	1,894,503	2,360,292

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
		Current year	Previous year
Code	Description	01/01/2019 to 12/31/2019	01/01/2018 to 12/31/2018
6.01	Net cash from operating activities	3,387,368	6,594,731
6.01.01	Cash from operations	(963,806)	1,532,319
6.01.01.01	Profit (loss) for the period	1,789,067	5,074,136
6.01.01.02	Financial charges in borrowing and financing raised	1,348,901	1,524,956
6.01.01.03	Financial charges in borrowing and financing granted	(56,253)	(43,963)
6.01.01.04	Depreciation, depletion and amortization	717,403	586,198
6.01.01.05	Equity in results of affiliated companies	(2,720,437)	(816,632)
6.01.01.06	Deferred tax	(2,452,985)	(509,458)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	(180,214)	(27,112)
6.01.01.08	Monetary and exchange variations, net	764,983	865,646
6.01.01.10	Charges on lease liabilities	4,785	0
6.01.01.11	Write-off of property, plant and equipment and Intangible assets	90,001	19,280
6.01.01.12	Provision for actuarial liabilities	(19,052)	(13,513)
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(27,420)	(57,034)
6.01.01.14	PIS and Cofins credits	(116,379)	(2,208,462)
6.01.01.15	Intercompany debt relief	0	(1,310,886)
6.01.01.16	Updated shares – Fair Value through profit or loss	(118,780)	(1,655,813)
6.01.01.17	Provision (Reversal) for consumption and services	(128,680)	81,354
6.01.01.18	Contractual agreements	(131,817)	0
6.01.01.20	Other provisions	35,511	23,622
6.01.02	Changes in assets and liabilities	4,351,174	5,062,412
6.01.02.01	Trade receivables - third parties	293,733	21,874
6.01.02.02	Trade receivables - related parties	(36,758)	(74,872)
6.01.02.03	Inventories	(74,250)	(711,114)
6.01.02.04	Receivables - related parties/dividends	4,306,373	6,350,877
6.01.02.05	Tax assets	36,652	16,790
6.01.02.06	Judicial deposits	31,295	4,168
6.01.02.09	Trade payables	(148,847)	886,725
6.01.02.10	Trade payables – Drawee Risk	1,055,546	65,766
6.01.02.11	Payroll and related taxes	35,537	1,481
6.01.02.12	Taxes in installments – REFIS	(37,623)	31,354
6.01.02.13	Payables to related parties	51,811	28,475
6.01.02.14	Advance with related parties	402,176	0
6.01.02.15	Interest paid	(1,400,496)	(1,670,988)
6.01.02.18	Interest received	0	1,522
6.01.02.19	Other	(163,975)	110,354
6.02	Net cash investment activities	(1,528,868)	(1,100,004)
6.02.01	Investments / AFAC / Acquisitions of Shares	(246,402)	(244,498)
6.02.02	Purchase of property, plant and equipment	(1,347,892)	(630,485)
6.02.10	Intercompany loans granted	(216,047)	(106,291)
6.02.11	Intercompany loans received	0	8,429
6.02.13	Financial Investments, net of redemption	305,473	(166,536)
6.02.14	Cash received from the sale of Usiminas shares	0	39,377
6.02.15	Cash used to acquire interest in CBSI	(24,000)	0
6.03	Net cash used in financing activities	(2,006,246)	(5,348,378)
6.03.01	Borrowings and financing raised	3,448,534	600,364
6.03.02	Transactions cost - Borrowings and financing	(38,377)	(63,935)
6.03.03	Borrowings and financing – related parties	3,350,149	0
6.03.04	Amortization of borrowings and financing	(6,127,733)	(2,675,163)
6.03.05	Amortization of borrowings and financing - related parties	(1,303,443)	(3,423,046)
6.03.06	Dividends and interest on shareholder’s equity	(1,309,983)	0
6.03.07	Amortization of leases	(25,393)	0
6.03.09	Sale of treasury shares	0	213,402
6.05	Increase (decrease) in cash and cash equivalents	(147,746)	146,349
6.05.01	Cash and equivalents at the beginning of the year	539,853	393,504
6.05.02	Cash and equivalents at the end of the year	392,107	539,853

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2019 to 12/31/2019
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735
5.04	Capital transaction with shareholders	0	0	0	(422,694)	0	(422,694)
5.04.06	Dividends	0	0	0	(424,903)	0	(424,903)
5.04.08	Reversal by prescription of dividends and interest on shareholder’s equity	0	0	0	2,209	0	2,209
5.05	Total comprehensive income	0	0	0	1,789,067	105,436	1,894,503
5.05.01	Profit (loss) for the period	0	0	0	1,789,067	0	1,789,067
5.05.02	Other comprehensive income	0	0	0	0	105,436	105,436
5.05.02.04	Translation adjustments for the year	0	0	0	0	32,922	32,922
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	0	0	0	0	(113,195)	(113,195)
5.05.02.07	(Loss) / gain on the percentage change in investments	0	0	0	0	(2,288)	(2,288)
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	185,525	185,525
5.05.02.09	Gain (Loss) on hedge of net investment in foreign operations.	0	0	0	0	2,472	2,472
5.06	Internal changes in shareholders’ equity	0	0	1,366,373	(1,366,373)	0	0
5.06.01	Constitution of reserves	0	0	1,366,373	(1,366,373)	0	0
5.07	Closing balance	4,540,000	32,720	4,431,200	0	1,170,624	10,174,544

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2018 to 31/31/2018
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.03	Ajusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.04	Capital transactions with shareholders	0	32,690	180,712	(898,332)	0	(684,930)
5.04.05	Sales of treasury shares	0	0	180,712	0	0	(180,712)
5.04.06	Dividends	0	0	0	898,332	0	(898,332)
5.04.08	Profit on disposal of shares	0	32,690	0	0	0	32,690
5.05	Total comprehensive income	0	0	0	5,074,136	(2,713,844)	2,360,292
5.05.01	Profit for the period	0	0	0	5,074,136	0	5,074,136
5.05.02	Other comprehensive income	0	0	0	0	(2,713,844)	(2,713,844)
5.05.02.04	Translation adjustments for the year	0	0	0	0	(87,101)	(87,101)
5.05.02.06	Actuarial (loss)/gain on pension plan, net of taxes	0	0	0	0	1,316	1,316
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	(1,559,680)	(1,559,680)
5.05.02.08	(Loss) / Gain on change in percentage of investments	0	0	0	0	(105)	(105)
5.05.02.09	(Loss) / Gain on cash flow hedge accounting, net of taxes	0	0	0	0	(1,045,771)	(1,045,771)
5.05.02.10	(Loss) / Gain on net investment hedge in foreign subsidiaries	0	0	0	0	(21,852)	(21,852)
5.05.02.11	(Loss)/ Gain on business combination	0	0	0	0	(651)	(651)
5.06	Internal changes in shareholders’ equity	0	0	2,884,115	(2,884,115)	0	0
5.06.01	Constitution of reserves	0	0	2,884,115	(2,884,115)	0	0
5.07	Closing balance	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735

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Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Current year	Previous year
Code	Description	01/01/2019 to 12/31/2019	01/01/2018 to 12/31/2018
7.01	Revenues	14,597,894	18,845,223
7.01.01	Sales of products and rendering of services	14,496,929	15,914,458
7.01.02	Other revenues	91,357	2,967,228
7.01.04	Allowance for (reversal of) doubtful debts	9,608	(36,463)
7.02	Raw materials acquired from third parties	(13,783,622)	(11,455,064)
7.02.01	Cost of sales and services	(11,755,635)	(11,078,146)
7.02.02	Materials, electric power, outsourcing and other	(1,985,476)	(315,864)
7.02.03	Impairment/recovery of assets	(42,511)	(61,054)
7.03	Gross value added	814,272	7,390,159
7.04	Retentions	(717,403)	(586,198)
7.04.01	Depreciation, amortization and depletion	(717,403)	(586,198)
7.05	Wealth created	96,869	6,803,961
7.06	Value added received	3,126,070	2,265,551
7.06.01	Equity in results of affiliates companies	2,720,437	816,632
7.06.02	Financial income	264,529	1,354,316
7.06.03	Others	141,104	94,603
7.06.03.01	Others and exchange gains	141,104	94,603
7.07	Wealth for distribution	3,222,939	9,069,512
7.08	Wealth distributed	3,222,939	9,069,512
7.08.01	Personnel	1,367,278	1,240,649
7.08.01.01	Salaries and wages	1,023,976	915,569
7.08.01.02	Benefits	273,927	261,507
7.08.01.03	Severance payment (FGTS)	69,375	63,573
7.08.02	Taxes, fees and contributions	(1,712,568)	418,372
7.08.02.01	Federal	(1,943,919)	134,614
7.08.02.02	State	231,351	283,755
7.08.02.03	Municipal	0	3
7.08.03	Remuneration on third-party capital	1,779,162	2,336,355
7.08.03.01	Interest	1,735,975	1,691,467
7.08.03.02	Rental	6,325	5,551
7.08.03.03	Others	36,862	639,337
7.08.03.03.01	Others and exchange losses	36,862	639,337
7.08.04	Remuneration on Shareholders' capital	1,789,067	5,074,136
7.08.04.02	Dividends	424,903	898,332
7.08.04.03	Retained earnings (accumulated losses)	1,364,164	4,175,804

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Year	Previous Year
		12/31/2019	12/31/2018
1	Total Assets	50,869,276	47,327,524
1.01	Current assets	12,725,805	12,014,483
1.01.01	Cash and cash equivalents	1,088,955	2,248,004
1.01.02	Financial investments	2,633,173	895,713
1.01.02.01	Financial investments measured a fair value through profit or loss	2,114,620	0
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	2,114,620	0
1.01.02.03	Financial investments at amortized cost	518,553	895,713
1.01.03	Trade receivables	2,047,931	2,078,182
1.01.04	Inventory	5,282,750	5,039,560
1.01.08	Other current assets	1,672,996	1,753,024
1.01.08.03	Others	1,672,996	1,753,024
1.01.08.03.01	Recoverable taxes	1,282,415	1,412,335
1.01.08.03.02	Prepaid expenses	107,428	49,830
1.01.08.03.03	Dividends receivable	44,554	46,171
1.01.08.03.04	Derivative Financial Instruments	1,364	351
1.01.08.03.05	Others	237,235	244,337
1.02	Non-current assets	38,143,471	35,313,041
1.02.01	Long-term assets	7,626,577	4,382,389
1.02.01.03	Financial investments at amortized cost	95,719	7,772
1.02.01.07	Deferred taxes assets	2,473,304	89,394
1.02.01.10	Other non-current assets	5,057,554	4,285,223
1.02.01.10.03	Recoverable taxes	2,119,940	1,822,388
1.02.01.10.04	Judicial deposits	328,371	347,950
1.02.01.10.05	Prepaid expenses	126,213	49,808
1.02.01.10.06	Receivable from related parties	1,274,972	925,445
1.02.01.10.07	Others	1,208,058	1,139,632
1.02.02	Investments	3,584,169	5,630,613
1.02.02.01	Equity interest	3,482,974	5,630,613
1.02.02.02	Investment Property	101,195	0
1.02.03	Property, plant and equipment	19,700,944	18,046,864
1.02.03.01	Property, plant and equipment in operation	19,228,599	18,046,864
1.02.03.02	Right of use in leases	472,345	0
1.02.04	Intangible assets	7,231,781	7,253,175

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Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current year	Previous year
		12/31/2019	12/31/2018
2	Total liabilities	50,869,276	47,327,524
2.01	Current liabilities	11,619,957	11,438,552
2.01.01	Payroll and related taxes	317,510	248,185
2.01.02	Trade payables	3,012,654	3,408,056
2.01.03	Tax payables	541,027	251,746
2.01.04	Borrowings and financing	5,125,843	5,653,439
2.01.05	Other payables	2,526,444	1,770,623
2.01.05.02	Others	2,526,444	1,770,623
2.01.05.02.04	Dividends and interests on shareholder´s equity	13,252	932,005
2.01.05.02.05	Advances from clients	787,604	137,418
2.01.05.02.06	Trade payables – Drawee risk	1,121,312	65,766
2.01.05.02.07	Lease liabilities	35,040	0
2.01.05.02.08	Other payables	569,236	635,434
2.01.06	Provisions	96,479	106,503
2.01.06.01	Provision for tax, social security, labor and civil risks	96,479	106,503
2.02	Non-current liabilities	27,887,387	25,875,532
2.02.01	Long term Borrowings and financing	22,841,193	23,173,635
2.02.02	Other payables	2,493,702	227,328
2.02.02.02	Others	2,493,702	227,328
2.02.02.02.03	Advances from clients	1,845,248	0
2.02.02.02.04	Lease liabilities	439,350	0
2.02.02.02.05	Other obligations	209,104	227,328
2.02.03	Deferred Taxes	589,539	601,731
2.02.04	Provisions	1,962,953	1,872,838
2.02.04.01	Provision for tax, social security, labor and civil risks	526,768	685,953
2.02.04.02	Other provisions	1,436,185	1,186,885
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	524,001	281,766
2.02.04.02.04	Pension and healthcare plan	912,184	905,119
2.03	Shareholders’ equity	11,361,932	10,013,440
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	4,431,200	3,064,827
2.03.04.01	Legal reserve	278,576	189,122
2.03.04.02	Earnings reserves	4,210,888	2,933,969
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.08	Other comprehensive income	1,170,624	1,065,188
2.03.09	Non-controlling interests	1,187,388	1,310,705

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Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current year	Previous year
		01/01/2019 to 12/31/2019	01/01/2018 to 12/31/2018
3.01	Revenues from sale of goods and rendering of services	25,436,417	22,968,885
3.02	Costs from sale of goods and rendering of services	(17,263,264)	(16,105,657)
3.03	Gross profit	8,173,153	6,863,228
3.04	Operating (expenses)/income	(4,631,236)	83,332
3.04.01	Selling expenses	(2,342,805)	(2,263,688)
3.04.02	General and administrative expenses	(511,065)	(494,023)
3.04.04	Other operating income	503,770	4,036,043
3.04.05	Other operating expenses	(2,406,851)	(1,330,706)
3.04.06	Equity in results of affiliated companies	125,715	135,706
3.05	Profit before financial income (expenses) and taxes	3,541,917	6,946,560
3.06	Financial income (expenses)	(2,131,184)	(1,495,643)
3.06.01	Financial income	379,042	1,310,514
3.06.02	Financial expenses	(2,510,226)	(2,806,157)
3.06.02.01	Net exchange variation of financial instruments	52,565	(533,919)
3.06.02.02	Financial expenses	(2,562,791)	(2,272,238)
3.07	Profit (loss) before taxes	1,410,733	5,450,917
3.08	Income tax and social contribution	833,778	(250,334)
3.09	Profit (loss) from continued operations	2,244,511	5,200,583
3.11	Consolidated Profit (loss) for the year	2,244,511	5,200,583
3.11.01	Profit attributable to the controlling interests	1,789,067	5,074,136
3.11.02	Profit attributable to the non-controlling interests	455,444	126,447
3.99	Earnings (loss) per common share – (Reais/share)
3.99.01	Basic	1.29632	3.69498
3.99.01.01	Common shares
3.99.02	Diluted	1.29632	3.69498
3.99.02.01	Common shares

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Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

		Current year	Previous year
Code	Description	01/01/2019 to 12/31/2019	01/01/2018 to 12/31/2018
4.01	Consolidated profit (loss) for the year	2,244,511	5,200,583
4.02	Other comprehensive income	105,537	(2,713,844)
4.02.01	Actuarial gains/(losses) over pension plan of affiliates, net of taxes	424	903
4.02.02	(Loss)/gain on the actuarial pension plan	(113,518)	413
4.02.04	Cumulative translation adjustments for the year	32,922	(87,101)
4.02.05	Fair value through other comprehensive income	0	(1,559,680)
4.02.09	(Loss)/gain on the percentage change in investments	(2,288)	(105)
4.02.10	(Loss)/gain on cash flow hedge accounting	(604,828)	(1,415,962)
4.02.11	Realization of cash flow hedge accounting reclassified to income statement	790,353	370,191
4.02.12	(Loss)/gain on hedge of net investment in foreign operations.	2,472	(21,852)
4.02.13	(Loss)/gain on business combination	0	(651)
4.03	Consolidated comprehensive income for the year	2,350,048	2,486,739
4.03.01	Attributed to controlling Shareholders	1,894,503	2,360,292
4.03.02	Attributed to non-controlling Shareholders	455,545	126,447

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Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Current year	Previous year
Code	Description	01/01/2019 to 12/31/2019	01/01/2018 to 12/31/2018
6.01	Net cash from operating activities	4,871,879	2,208,105
6.01.01	Cash from operations	3,714,351	3,583,993
6.01.01.01	Profit attributable to the controlling interests	1,789,067	5,074,136
6.01.01.02	Results of non-controlling shareholders	455,444	126,447
6.01.01.03	Financial charges in borrowing and financing raised	1,879,116	1,938,077
6.01.01.04	Financial charges in borrowing and financing granted	(58,728)	(50,239)
6.01.01.05	Depreciation, depletion and amortization	1,519,331	1,273,021
6.01.01.06	Equity in results of affiliated companies	(125,715)	(135,706)
6.01.01.07	Charges on lease liabilities	52,607	0
6.01.01.08	Deferred tax	(2,398,400)	(576,895)
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	(164,223)	(34,279)
6.01.01.10	Monetary and exchange variations, net	853,449	1,002,137
6.01.01.12	Contractual agreement	(131,817)	0
6.01.01.13	Write-off of property, plant and equipment and Intangible assets	114,603	38,245
6.01.01.14	Provision (Reversal) for consumption and services	(130,339)	55,726
6.01.01.15	Provision for actuarial liabilities	(20,194)	(20,984)
6.01.01.16	PIS and Cofins credits	(160,609)	(2,208,462)
6.01.01.17	Net gain on sale of foreign subsidiary	0	(1,164,294)
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	17,110	(55,247)
6.01.01.19	Updated shares – Fair Value through profit or loss	118,780	(1,655,813)
6.01.01.20	Other provisions	104,869	(21,877)
6.01.02	Changes in assets and liabilities	1,157,528	(1,375,888)
6.01.02.01	Trade receivables - third parties	49,338	99,223
6.01.02.02	Trade receivables - related parties	(77,271)	22,071
6.01.02.03	Inventories	(218,242)	(800,050)
6.01.02.04	Receivables - related parties/dividends	99,276	113,800
6.01.02.05	Tax assets	14,051	238,181
6.01.02.06	Judicial deposits	19,312	(7,496)
6.01.02.08	Trade payables	(354,288)	925,176
6.01.02.09	Trade payables – Drawee Risk	1,055,546	65,766
6.01.02.10	Payroll and related taxes	36,271	(1,100)
6.01.02.11	Taxes in installments - REFIS	280,413	(23,806)
6.01.02.12	Payables to related parties	1,956	129,031
6.01.02.13	Advance from customer	2,524,826	0
6.01.02.14	Interest paid	(2,039,112)	(2,141,710)
6.01.02.18	Other	(234,548)	5,026
6.02	Net cash investment activities	(2,236,367)	(98,459)
6.02.01	Investments / Acquisitions of Shares	(209,832)	(218,840)
6.02.02	Purchase of property, plant and equipment	(2,214,456)	(1,317,102)
6.02.04	Receipt/(payment) in derivative transactions	(230)	(372)
6.02.05	Purchase of intangible assets	(1,427)	(2,200)
6.02.06	Intercompany loans granted	(101,913)	(101,908)

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Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Current year	Previous year
Code	Description	01/01/2019 to 12/31/2019	01/01/2018 to 12/31/2018
6.02.07	Intercompany loans received	23,623	0
6.02.08	Financial Investments, net of redemption	289,213	(167,773)
6.02.09	Net cash received from sale of foreign subsidiary	0	1,670,359
6.02.10	Cash received from the sale of Usiminas shares	0	39,377
6.02.11	Cash used to acquire interest in CBSI	(21,345)	0
6.03	Net cash used in financing activities	(3,788,864)	(3,257,186)
6.03.01	Borrowings and financing raised	10,068,627	2,143,679
6.03.02	Transactions cost - Borrowings and financing	(67,362)	(92,287)
6.03.05	Amortization of borrowings and financing	(11,775,093)	(5,019,978)
6.03.06	Amortization of leases	(94,727)	0
6.03.07	Dividends and interest on shareholder’s equity	(1,920,309)	(502,002)
6.03.08	Sale of treasury shares	0	213,402
6.04	Exchange rate on translating cash and cash equivalents	(5,697)	(16,028)
6.05	Increase (decrease) in cash and cash equivalents	(1,159,049)	(1,163,568)
6.05.01	Cash and equivalents at the beginning of the year	2,248,004	3,411,572
6.05.02	Cash and equivalents at the end of the year	1,088,955	2,248,004

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Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2019 to 12/31/2019
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440
5.04	Capital transaction with shareholders	0	0	0	(422,694)	0	(422,694)	(578,862)	(1,001,556)
5.04.06	Dividends	0	0	0	(424,903)	0	(424,903)	(513,842)	(938,745)
5.04.07	Interest on equity	0	0	0	0	0	0	(65,020)	(65,020)
5.04.08	Reversal by prescription of dividends and interest on shareholder’s equity	0	0	0	2,209	0	2,209	0	2,209
5.05	Total comprehensive income	0	0	0	1,789,067	105,436	1,894,503	455,545	2,350,048
5.05.01	Profit (loss) for the year	0	0	0	1,789,067	0	1,789,067	455,444	2,244,511
5.05.02	Other comprehensive income	0	0	0	0	105,436	105,436	101	105,537
5.05.02.04	Translation adjustments for the year	0	0	0	0	32,922	32,922	0	32,922
5.05.02.06	Actuarial (loss)/gain on pension plan, net of taxes	0	0	0	0	(113,195)	(113,195)	-193	(113,388)
5.05.02.07	(Loss) / gain on the percentage change in investments	0	0	0	0	(2,288)	(2,288)	294	(1,994)
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	185,525	185,525	0	185,525
5.05.02.09	(Loss) / gain on hedge of net investment in foreign operations	0	0	0	0	2,472	2,472	0	2,472
5.06	Internal changes in shareholders’ equity	0	0	1,366,373	(1,366,373)	0	0	0	0
5.06.01	Constitution of reserves	0	0	1,366,373	(1,366,373)	0	0	0	0
5.07	Closing balance	4,540,000	32,720	4,431,200	0	1,170,624	10,174,544	1,187,388	11,361,932

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2018 to 12/31/2018
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.04	Capital transactions with shareholders	0	32,690	180,712	(898,332)	0	(684,930)	0	(684,930)
5.04.05	Sales of treasury shares	0	0	180,712	0	0	180,712	0	180,712
5.04.06	Dividends	0	0	0	(898,332)	0	(898,332)	0	(898,332)
5.04.08	Profit on disposal of shares	0	32,690	0	0	0	32,690	0	32,690
5.05	Total comprehensive income	0	0	0	5,074,136	(2,713,844)	2,360,292	126,447	2,486,739
5.05.01	Profit for the year	0	0	0	5,074,136	0	5,074,136	126,447	5,200,583
5.05.02	Other comprehensive income	0	0	0	0	(2,713,844)	(2,713,844)	0	(2,713,844)
5.05.02.04	Translation adjustments for the year	0	0	0	0	(87,101)	(87,101)	0	(87,101)
5.05.02.06	Actuarial (loss)/gains on pension plan, net of taxes	0	0	0	0	1,316	1,316	0	1,316
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	(1,559,680)	(1,559,680)	0	(1,559,680)
5.05.02.08	(Loss) /Gain on change in percentage of investments	0	0	0	0	(105)	(105)	0	(105)
5.05.02.09	(Loss) / Gain on cash flow hedge accounting, net of taxes	0	0	0	0	(1,045,771)	(1,045,771)	0	(1,045,771)
5.05.02.10	(Loss) / Gain on net investment hedge in foreign subsidiaries.	0	0	0	0	(21,852)	(21,852)	0	(21,852)
5.05.02.11	(Loss)/Gain on business combination	0	0	0	0	(651)	(651)	0	(651)
5.06	Internal changes in shareholders’ equity	0	0	2,884,115	(2,884,115)	0	0	(76,598)	(76,598)
5.06.01	Constitution of reserves	0	0	2,884,115	(2,884,115)	0	0	0	0
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	(76,598)	(76,598)
5.07	Closing balance	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Current year	Previous year
Code	Description	01/01/2019 to 12/31/2019	01/01/2018 to 12/31/2018
7.01	Revenues	28,701,852	29,144,363
7.01.01	Sales of products and rendering of services	28,557,923	26,335,609
7.01.02	Other revenues	151,625	2,853,361
7.01.04	Allowance for (reversal of) doubtful debts	(7,696)	(44,607)
7.02	Raw materials acquired from third parties	(20,043,617)	(17,620,827)
7.02.01	Cost of sales and services	(15,273,523)	(14,829,430)
7.02.02	Materials, electric power, outsourcing and other	(4,631,026)	(2,655,691)
7.02.03	Impairment/recovery of assets	(139,068)	(135,706)
7.03	Gross value added	8,658,235	11,523,536
7.04	Retentions	(1,519,331)	(1,273,021)
7.04.01	Depreciation, amortization and depletion	(1,519,331)	(1,273,021)
7.05	Wealth created	7,138,904	10,250,515
7.06	Value added received	700,453	1,600,820
7.06.01	Equity in results of affiliates companies	125,715	135,706
7.06.02	Financial income	379,042	1,310,514
7.06.03	Others	195,696	154,600
7.06.03.01	Others and exchange gains	195,696	154,600
7.07	Wealth for distribution	7,839,357	11,851,335
7.08	Wealth distributed	7,839,357	11,851,335
7.08.01	Personnel	2,659,536	2,297,125
7.08.01.01	Salaries and wages	2,041,135	1,798,575
7.08.01.02	Benefits	497,865	415,826
7.08.01.03	Severance payment (FGTS)	120,536	82,724
7.08.02	Taxes, fees and contributions	211,914	1,383,850
7.08.02.01	Federal	(100,093)	1,027,086
7.08.02.02	State	288,148	332,032
7.08.02.03	Municipal	23,859	24,732
7.08.03	Remuneration on third-party capital	2,723,396	2,969,777
7.08.03.01	Interest	2,562,791	2,272,238
7.08.03.02	Rental	17,464	25,435
7.08.03.03	Others	143,141	672,104
7.08.03.03.01	Others and exchange losses	143,141	672,104
7.08.04	Remuneration on Shareholders' capital	2,244,511	5,200,583
7.08.04.02	Dividends	424,903	898,332
7.08.04.03	Retained earnings (accumulated losses)	1,364,164	4,175,804
7.08.04.04	Non-controlling interests in retained earnings	455,444	126,447

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Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL	Version: 1

2019 MANAGEMENT REPORT

1-     MESSAGE FROM THE MANAGEMENT

The year 2019 started with a positive economic outlook, with the prospect of recovery in growth, employment rates and consumption. Over the months, some events have dampened optimism, such as political crises and delays in the approval of the Pension Reform, which have hurt business and consumer confidence. In the international scenario, the trade war between the United States and China also contributed to making the panorama even more complex.

Despite all the challenges, CSN presented impressive results in the period, recording one of best performances on the Brazilian stock exchange (B3 S.A.). In 2019, the Company also invested heavily in safety and modernization, increasing operational and environmental efficiency.

In the Steel segment, investments of approximately R$250 million in the renovation of Blast Furnace 3, at the Presidente Vargas steelworks, increased its steel production capacity by 500,000 tons per year. In addition to increasing efficiency, the repair also reduced slab costs. Other important revitalization investments were made in steelmaking, sintering and thermoelectric power plants 1 and 2, among other areas.

In the Mining segment, we reached an all-time high of more than 38.5 million tons in billed sales, beating the previous record of 36.9 million tons set in 2016. The Company also reinforced its commitment to eliminate dams from its production process, in a movement that began in 2018 and has enabled it to have 90% of dry filtered waste. The new technology, which reduces environmental impacts, guarantees more safety to the process and reuses a large amount of water present in the tailings.

In 2020, CSN remains strongly committed to increasing productivity, efficiency and safety in all areas, investing in new technologies and processes to remain at the forefront of business, thus enabling it to increasingly contribute to the country's growth.

Benjamin Steinbruch

Chairman of the Board of Directors

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2-     THE COMPANY

With interests in steel, mining, cement, logistics and energy, CSN operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a wide range of high value-added steel products.  Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the segments in which it operates.

CSN has an installed capacity of 6.7 million tons of steel, of which 5.2 million tons of flat steel and 1.5 million tons of long steel (0.4 million at UPV and 1.1 million at SWT) with total sales volume of 4.5 million tons in 2019.  Of this amount, 70% was sold in the domestic market and 30% was exported or sold overseas by the Company’s subsidiaries.

In the mining segment, sales increased by 11% in 2019 compared to the previous year. The Company produced a total of 38.5 million tons in 2019.

CSN is one of the largest industrial electricity consumers in Brazil, holding electricity generation assets through interests in consortiums of hydroelectric power plants, in addition to generating energy integrated into its production process. Self-production of electricity allows CSN to obtain highly competitive energy costs.

3- OUTLOOK, STRATEGY AND INVESTMENTS

CSN has been investing in its five operational segments to enhance its units’ competitive advantages and reviewing the Company’s business portfolio and projects to maximize returns to shareholders.

3.1- STEEL

The Presidente Vargas steelworks in Volta Redonda is CSN’s most important steel production unit, with an installed production capacity of 5.6 million tons of crude steel, of which 5.2 million tons of flat steel and 0.4 million tons of long steel. In 2019, the plant produced 3.1 million tons of crude steel, of which 2.9 million tons of flat steel and 0.2 million tons of long steel, while the production of rolled products reached 3.4 million tons. In addition to its units in Brazil, CSN has two subsidiaries overseas: Lusosider, in Portugal, and SWT- Stahlwerk Thuringen, in Germany.

3.2- MINING

In 2019, CSN sold approximately 38.5 million tons of iron ore, of which 3.6 million tons went to the Presidente Vargas steelworks. The Tecar terminal operated by CSN Mineração S.A., located in the Itaguaí Port, shipped approximately 31.4 million tons of iron ore in 2019. CSN Mineração also exported 3.2 million tons of iron ore through the Vale and Sudeste ports.

3.3- LOGISTICS

Ports

The Tecon port, managed by Sepetiba Tecon S.A., a subsidiary of CSN, is the largest terminal in terms of container handling in Rio de Janeiro state and one of the largest in its segment in Brazil. Tecon has an annual capacity of 660,000 TEUs (Twenty-Foot Equivalent Unit).

Railways

CSN holds interests in three rail companies: MRS Logística S.A., Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística.

MRS Logística S.A. (MRS)

CSN holds, directly and indirectly, a 34.94% interest in MRS, which operates the southeast network of the former Rede Ferroviária Federal S.A (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte corridor.

MRS' main business segment is heavy haul (iron ore, coal and coke), which transported around 87.5 million tons in 2019, equivalent to 59.6% of the total volume transported by the Company.

In the container segment, MRS maintained its position among the largest rail transporters in the country, transporting 2.40 million tons in containers in 2019, compared to 1.98 million tons in 2018 and 1.84 million tons in 2017.

MRS’ rail services play a vital role in supplying raw materials and transporting final products.  All iron ore, coke and coal consumed by the Presidente Vargas steelworks is transported by MRS, as well as a part of the steel produced by CSN.

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Transnordestina Logística S.A. (TLSA)

TLSA holds the concession for the construction and operation of Nova Transnordestina, a 1,753-kilometer railway that will connect the rail terminal in Eliseu Martins (PI) to the ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará. The railway’s future operating capacity is estimated at 30 million tons/year and will play an important role in the development of the Northeast region, providing logistical support for the oil and oil byproducts, agriculture and mining sectors, among others.

FTL - Ferrovia Transnordestina Logística S.A. (FTL)

FTL holds the concession of the northeast network of the former RFFSA, covering seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a rail network of 4,534 km and capacity to transport approximately 2 million tons/year, with emphasis on the transportation of fuel, cement and pulp, among others.  Currently, FTL’s operational railway network connects the states of Maranhão, Piauí and Ceará through 1,191 km of rail lines. Traffic on the remaining rail stretches has been suspended, as negotiations are underway for their return to the ANTT (National Land Transport Agency) and DNIT (National Department of Transport Infrastructure).

4-     RELEVANT CORPORATE EVENTS

In 2019, there were no relevant corporate events or operations, under the current legislation.

5 - CORPORATE GOVERNANCE

Investor Relations

CSN continues to expand its communication channels, aiming to increase the Company’s transparency and exposure through new coverage by financial institutions and participation in events and conferences.

 Capital Stock

CSN’s capital stock is divided into 1,387,524,047 book-entry common shares, with no par value, in which each common share has the right to one vote at the Company’s Shareholders’ Meetings.

Controlled by Vicunha Aços S.A. and Rio Iaco Participações S.A, which retain 48.97% and 4.19% of CSN’s total capital, respectively, CSN’s management is exercised by the Board of Directors and the Executive Board.

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Shareholders’ Meeting

In accordance with the prevailing legislation, shareholders meet once a year at the Annual Shareholders’ Meeting to examine management accounts and the financial statements, resolve on the allocation of annual net income and payment of dividends, and every two years, to resolve on the election of the members of the Board of Directors.  Whenever necessary, Extraordinary Shareholders’ Meetings may be called to resolve on specific issues that are not within the normal scope of the Annual Shareholders’ Meeting.

Board of Directors

The Board of Directors is composed of up to eleven members, who meet on a regular basis on the dates established in the annual calendar, at least once every quarter and on an extraordinary basis whenever necessary. Members are elected for a two-year term, with re-election being permitted. The current Board of Directors is composed of five members. Its responsibilities include defining and monitoring the Company’s policies and strategies, overseeing the activities of the Executive Board and deciding on relevant matters involving the Company’s businesses and operations. It is also responsible for electing and removing Executive Officers and may establish special advisory committees, if necessary.

Executive Board

Currently composed of five officers, one of whom is the CEO, the Executive Board is responsible for managing and administering the Company's business, respecting the guidelines and resolutions of the Board of Directors and the Shareholders’ Meeting. The members of the Executive Board meet whenever called by the CEO or two other executive officers. Each officer is responsible for conducting the operations of his or her respective area. Officers are elected for a two-year term, with re-election being permitted.

Fiscal Council

Currently, the Company has a Fiscal Council installed, with term ending on the date of the 2020 Annual Shareholders’ Meeting. The Fiscal Council’s main function is to supervise the management and verify compliance with legal and statutory duties. The Fiscal Council is also responsible for examining the quarterly information and financial statements prepared by the Company, providing an opinion on the management’s annual report and management proposals to be submitted to the Shareholders’ Meeting. The Fiscal Council is composed of three sitting members and three alternate members, noting that one sitting member and one alternate member are appointed by the Company’s minority shareholders.

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 Audit Committee

The Audit Committee is composed of three independent members, elected by the Board of Directors from among its members for a two-year term. The Audit Committee meets at least once every quarter and whenever necessary. The Audit Committee has autonomy to make decisions on all matters concerning Sections 301 and 407 of the Sarbanes Oxley Act. Its main responsibilities include reviewing the financial statements and other public information about the Company’s operating performance and financial condition and making recommendations to the Board of Directors on matters concerning the indication, hiring and compensation of the external auditors, as well as accompanying the internal and external audits.

Internal Audit

CSN maintains an Audit, Risk and Compliance Department, which acts independently within the organization and reports to the Company’s Board of Directors, pursuant to Article 19, VIII of the Company’s Bylaws.

The internal audit team has its own methodology and tools that are used in the exercise of its duties, in line with best market practices, and adopts a systematic and disciplined approach, acting in an objective and independent manner to evaluate the effectiveness of the Company’s controls and consequently improve risk management, control and governance processes, as well as fraud prevention, reporting its results to the Board of Directors through the Audit Committee.

Independent Auditors

The independent auditors, Grant Thornton Auditores Independentes, who provided auditing services to CSN and its subsidiaries in 2019, were also hired to issue a conclusion on the Company’s quarterly financial statements and an opinion on the Company’s annual financial statements, as well as provide additional services. The Company and its independent auditors believe that such services do not affect the independence of the auditors.

Amounts related to the services provided by the auditors	(R$ ‘000)
External audit fees	4,703
Fees related to other assurance services	1,535
Total	6,238

The services provided by the external auditors in addition to the examination of the financial statements are submitted for prior approval by the Audit Committee in order to ensure that, based on the pertinent legislation, they do not represent a conflict of interest or jeopardize the auditors’ independence or objectivity. In accordance with CVM Instruction 480/09, the Board of Directors declared on 03/04/2020 that it had discussed, reviewed and was in full agreement with the opinions expressed in the independent auditors’ report and with the financial statements for the fiscal year ended December 31, 2019.

Sarbanes-Oxley Act

The Company’s corporate governance structure includes the Audit, Risk and Compliance Department, whose responsibilities include assessing the risks that may impact the financial statements and defining internal controls to mitigate such risks, together with the managers responsible for business processes.

The Company evaluates the effectiveness of its internal control structure, in compliance with 2013 COSO principles and the Sarbanes-Oxley Act, and the result of this assessment is reported to senior management and to the Audit Committee.

The management, jointly with the external auditor, conducted assessments of internal controls and did not identify material weaknesses as of December 31, 2018. The Company is in the final stage of the assessment of internal controls for 2019, pursuant to section 404 of the Sarbanes-Oxley Act.

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Code of Ethics

The Company has a Code of Ethics approved by the Board of Directors that reflects the principles of the Anti-Corruption Law (12,846/13). The code is applicable to all employees, officers and board members and establishes ethical principles and responsibilities for third parties (suppliers, service providers and possible intermediary and associated agents). The code is available to all employees and business partners and is used as a declaration of conduct commitments. Its content is in the public domain and can be found at CSN’s website (www.csn.com.br).

The Company’s Audit, Risk and Compliance Department is responsible for the Integrity Program, designed to ensure business transparency and compliance with the standards of ethical conduct in the exercise of our activities. This process includes the continuous training of employees and the monitoring of compliance with laws, regulations, internal policies and standards.

The Company also provides whistleblowing channels for reporting improper or suspicions acts. The reporting of complaints by employees, third parties and external public may be made anonymously or with identification - confidentiality and non-retaliation are guaranteed. The complaints are handled by the Audit Area, subordinated to the Audit, Risk and Compliance Department and reported to the Audit Committee.

Disclosure of Material Acts or Facts

CSN maintains a Material Act or Fact Disclosure Policy and Policies of Negotiable Securities, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent, unified and within the proper time frames, in accordance with CVM Instruction 358/2002 and Section 409 – Real Time Issuer Disclosure of the Sarbanes-Oxley Act.  Said policy establishes that the Company’s material acts and facts must be published in the News Portal of Folha de São Paulo newspaper, as well as on the Company’s Investor Relations website and the websites of the Brazilian Securities and Exchange Commission, and B3 S.A. – Brasil Bolsa, Balcão.

6- INNOVATION

The Company has been conducting research, development and innovation activities for over 60 years and was the first national steel company to produce coated and pre-painted steel.

Innovation is part of our essence as a pioneer in process, product and commercial solutions, always committed to quality and the pursuit of new initiatives that deliver higher added value to our customers and stakeholders. CSN seeks to innovate in all its business areas and has structures totally dedicated to innovation, such as CSN Inova and the Research and Development Center.

Created in 2018, CSN Inova is the innovation arm of CSN, which aims to strategically and actively position the Company in the innovation ecosystem. Although there are innovative initiatives throughout the company, CSN Inova is responsible for systematizing and leading the innovation process in an organized and comprehensive way, in order to enable the execution of innovation projects by groups of people with different skills and from different backgrounds.

The essence of CSN - Doing Well, Doing More and Doing Always - guides the innovation pillars of CSN Inova: (i) Process Optimization and Operational Efficiency, (ii) New Sources of Revenue and (iii) Culture and Sustainability. In addition to systematizing and leading the open innovation process (hiring startups and connecting with universities, innovation hubs and other ecosystem agents), CSN Inova - always together with business areas - conducts projects that introduce new methodologies to solve the Company’s challenges, helping the digital transformation process, maximizing the value of CSN's assets and generating opportunities for developing new business for the Company, among others.

In its first cycle of operations, CSN Inova, together with multidisciplinary teams composed of employees, conducted projects related to process digitization and optimization. These projects involved identifying the Company's challenges and implementing solutions presented by startups in the following areas: legal, HR and operations at the Presidente Vargas steelworks. Based on positive initial results, CSN Inova was expanded, with an increase in its scope of action and extension to other areas of the Company, in order to scale the methodology and the positive impacts.

The General Product Development Area, whose main mission is to develop new products designed to increase the Company's competitiveness, operates at CSN’s Research and Development Center, located in Volta Redonda. The area aims to enhance the mix and expand the portfolio, in order to gain market share in several market segments, in addition to contributing to the implementation of new technologies in the production process.

The laboratory structure of the Research and Development Center is composed of 15 laboratories that analyze the physical, chemical, mechanical and metallographic characteristics of CSN’s steel and other alloys, with cutting-edge equipment, such as optical and scanning electron microscopes. The Company also has an environmental monitoring laboratory accredited by the responsible agency - INEA.

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The Research and Development Center also contains physical and computer simulation laboratories, with state-of-the-art equipment, such as the GLEEBLE 3500, which, among other modules, has Large Sample Annealing (the first in Latin America), allowing simulations of thermomechanical processes designed to optimize industrial processes. In addition, CSN's computer simulation laboratory has several software, such as forming and stamping simulation, which allows product performance to be evaluated in advance for various customer applications.

Some projects of the Research and Development Center stood out in 2019.

For the automotive and auto parts market, high-strength products (420 and 500MPa) are being developed to meet the structural application needs of vehicles of the main automakers in Brazil. In addition, CSN has been working in the development of advanced steels (AHSS – Advanced High Strength Steels), in the Dual Phase, Complex Phase (CP) and Press Hardening Steel (PHS) or Hot Forming categories, with a strong trend of increased application in automotive bodies, due to the possibility of forming complex geometries with high mechanical strength requirements for the final product. The polyphase AHSS (Advanced High-Strength Steels) line meets the global demand for materials produced in accordance with current methods, with products featuring high mechanical strength and good forming ability, fully complying with the manufacturing requirements from automakers, as well as requirements related to vehicle safety and lower mass and fuel consumption, thus minimizing gas pollution and environmental impacts.

In the hot-rolled flat steel segment, the focus was on meeting market needs, maintaining the traditional quality of CSN's products, together with the continuous pursuit of reducing the cost of steel and ensuring sustainability. For example, the Company develops a family of high mechanical strength steel for application in structures for photovoltaic panels and high strength steel used to reduce the weight of truck wheels. In the cold-rolled flat steel segment, it is worth highlighting the increase in the supply of extra-fine steel with shiny surface characteristics. We have been working to reduce the thickness of our steel destined to the white line market, as increasingly required by customers. It is also worth mentioning the projects for the development of high-strength steels for the civil construction segment.

Finally, in the pre-painted steel segment, there has been an increase in the diversification of applications, following market trends regarding aesthetics and durability. With regard to the aesthetic effect, new products with pearlescent paints and textured paints have been approved to meet this new market trend. The use of pre-painted steel has allowed CSN to optimize the steel use chain, eliminating manufacturing steps for its customers, thus reducing environmental impacts.

The growing interest of customers in these products has encouraged development of the civil construction, white line and automotive segments.

Supported a skilled technical team and the use of Application Engineering technologies to support customers, CSN seeks excellence in tests and simulations of new materials, allowing it to respond more assertively to demands of the different sectors in which it operates: automotive, white goods, civil construction, metal packaging and industry and distribution. In all of them, we promote the use of innovative steels and innovation in manufacturing processes, allowing customers to cut costs and become more competitive.

7- PEOPLE

CSN’s People Management model is based on the conviction that human capital is a strong competitive advantage and the best way to ensure that the Company stands out in the market where it operates. We transform knowledge into a successful trajectory, based on passion, dedication and competence that generate opportunities, achievements and recognitions.

CSN’s integrated and efficient people management is based on five pillars:  Attract; Align and Engage; Evaluate; Develop; Recognize and Reward, investing in projects aimed at professional development and improvement, thereby contributing to the growth of the organization and its people.

In a challenging year, we reinforced our essence of Doing Well, Doing More and Doing Always, embodied in all our People Management processes, programs and projects.

In order to maintain a qualified high-performance team, the attraction, development and talent retention programs are updated yearly on several levels and aligned with our strategic guidelines.  Our Recruitment & Selection policies seek to guarantee there is no discrimination in our selection processes, making it clear that the Company will not tolerate any practices contrary to its ethical values.

We carry out several actions aimed at the dissemination and development of the CSN’s Essence, such as CSN Flix, which provides employees with the opportunity to watch short videos and share experiences to strengthen the understanding of competencies and their use in our work routines; Conversation between leaders and followers to ensure a better alignment with CSN’s corporate culture; Training of Sponsors and Internship Mentors to welcome new employees and interns, respectively; and Corporate Breakthrough, which provides space for discussions with our employees on the empowerment of women in the business environment.

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The Company maintains several strategies to guarantee recognition and encourage the professional development of its employees. One of the initiatives is called the Performance Evaluation Program, which is applied to all employees of the CSN Group. The results obtained guide the Individual Development Plan, allow the identification of potential successors of leaders and support the recognition and reward process.

Based on these results, we annually carry out the Career and Succession Program, which aims to identify, with the help of our managers and executives, employees with the potential to succeed leaders of the CSN group. Mapped professionals have their development accelerated through practical and real learning experiences, such as knowledge building workshops (Self-knowledge, Leading People, Communication and Influence, and Planning and Execution), Talk Show with Senior Leaders, Learning Groups and presentation of CSN's real business cases by our executives

This way we guarantee the continuity of our company by ensuring the continuity of our Leadership and Business model, in addition to paying close attention to the career paths of our talents.

In 2019, we invested 33,981,220 hours in training, with the purpose of generating and sharing knowledge, fostering the development of the necessary competencies to achieve corporate goals and ensuring the continuity of the business. The 70/20/10 learning model was the guideline for all the Company’s development actions, ensuring efficiency and effectiveness.

One of our main development action fronts is focused on trainees. The program is implemented in all Business Units and focuses on preparing young people. In 2019, we delivered the following modules: Self-knowledge; Career; Relationship and Communication; and Market: Efficiency, Effectiveness and Creativity.

Our model aims to accelerate learning by training the talents who have the potential to occupy effective positions in the medium and long term, aligning the trainee’s career and development interests with our organizational needs, in addition to contributing to the country's development through education and professional development.

Still in terms of evolution of our business and our managers, we continued the School of Leaders, which was implemented in 2011, with the following modules:

•         Challenges of First-time management – Further Development and Delegation and Feedback for supervisors and coordinators;

•         Design Thinking in People Management and Developing High-Performance Teams for the Future for managers;

•         Skills for the Future and Exponential Business for senior management.

Also in 2019, we offered a special module on Exponential Thinking to our officers.

We believe the continuous training and development of our leaders creates an important opportunity to positively impact all our employees, building a cooperative environment focused on the development of teams and the achievement of excellent results.

The most important milestone for 2019 was the progress of the Internal Trainee Program, whose objective is to develop and empower trainees of the CSN group to generate a positive impact on the organization and increase talent retention.  The selection was done based on a group of trainees formed in December 2018.

The eight young people selected underwent a training period that included technical visits to the Group's production units, job rotation through the corporate areas and internal and external development modules. The group is currently allocated to strategic areas, developing projects and acquiring knowledge.

We have established partnerships with several educational institutions for university extension and language courses, with special prices for our employees, thus further encouraging their development.

Once again, we reaffirm that we act as owners, choosing the best strategies to overcome the obstacles faced in 2019. We show that we are working together for the sustainability of the business.

CSN ended 2019 with 24,869 direct employees and 13,435 indirect employees, indicating a turnover rate of 13.42%, one of the lowest in the industrial sector.

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8- SOCIAL RESPONSIBILITY

CSN's social responsibility projects aim to appreciate the potential of people and the regions where the Company operates, seeking partnerships with the government and civil society. These initiatives are carried out by the CSN Foundation with the purpose of promoting the transformation of communities through social, educational and cultural development.

The Foundation carries out direct execution projects in the main cities in which CSN has business units and helps with the curatorship, selection and technical monitoring of third-party projects sponsored by the group through tax incentive laws, thus expanding its social activities.

Between 2006 and 2019, CSN invested more than R$237 million in social initiatives. In the last year alone, CSN invested R$30.7 million in 72 initiatives in the areas of culture, education, sports, health, children, adolescents and the elderly, through tax incentive laws, including direct action projects run by the CSN Foundation and projects developed by partner institutions in 28 cities and 11 states.

With direct execution projects in education, the CSN Foundation contributes to the democratization of access to education, supports capacity building and helps young people join the labor market. It offers scholarship programs in the two schools it runs: the Technological Education Center (Centro de Educação Tecnológica), in Congonhas (MG), with 260 scholarship students, corresponding to 43% of the student body, and the Pandiá Calógeras Technical School (Escola Técnica Pandiá Calógeras), in Volta Redonda (RJ), with 94 scholarship students, corresponding to 31.6% of the student body. Of a total of 894 students, 354 benefited from full and partial scholarships for elementary education, high school and technical courses.

The Ganhar o Mundo (Winning the World) program offers young women undergraduate scholarships abroad. After the first edition, CSN granted Julia Shimizu a full scholarship student for an undergraduate program in Social Sciences in Barnard, United States. She joined Jéssica Oliveira, who received a scholarship in Education and Economics at the university in 2018. Another five young people from the Ganhar o Mundo program won full and partial scholarships at U.S. universities, totaling seven students studying abroad.

With the Young Apprentice Program, the CSN Foundation helps young people join the job market. In 2019, it benefitted 942 young apprentices in 131 partner companies. With the opening of two new centers, in São Paulo (SP) and Duque de Caxias (RJ), the program totaled eight units, being also present in Belo Horizonte, Congonhas, Conselheiro Lafaiete, Contagem, Ouro Branco and Volta Redonda.

Developed in partnership with the city of Contagem (MG), Capacitar para Crescer (Train to Grow), a capacity building program that predates the Young Apprentice, trained 385 young people.

Capacitar Hotelaria e Serviços (Capacity Building in Hospitality and Services), a social project carried out at the Bela Vista School Hotel, in Volta Redonda (RJ), trains young people from eight municipalities in southern Rio de Janeiro: Volta Redonda, Barra Mansa, Barra do Piraí, Pinheiral, Porto Real, Piraí, Quatis and Resende. It has a partnership with the social assistance reference centers (CRAS) of city halls and with the General Department of Socio-Educational Actions of the State of Rio de Janeiro (DEGASE), reserving 25% of vacancies. In 2019, 120 young people were trained, totaling 1,324 graduates since the beginning of the project.

In environmental education, the CSN Foundation runs the Environmental Education Program - PEA of CSN Mineração, offering training, courses, lectures, games and workshops. In 2019, 17,875 people were impacted in six municipalities: Arcos, Pains, Congonhas, Belo Vale, Rio Acima and Ouro Preto, in Minas Gerais. The program covers eight public schools in Arcos and Pains.

The CSN Foundation believes in the power of culture to transform society. With direct execution projects, it supports artistic expressions of different genres and languages ??and integrates the cultural calendar of the municipalities.

The Garoto Cidadão (Child Citizen) project celebrated its 20-year trajectory throughout the year. The project offers socio-cultural workshops on music, dance, theater, art, communication and expression, and skills and competencies to 2,330 children and adolescents before or after school hours. In 2019, a new unit was opened, located in the Heliópolis community, in São Paulo, where CSN is headquartered. It also operates in five other municipalities where the Company has business units: Volta Redonda e Itaguaí (RJ), Araucária (PR), Congonhas and Arcos (MG). Participants have presented 112 cultural shows to an audience of 113,000 people.

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Circula Brasil, Garoto Cidadão's stage truck, went on the road in the cities where the project operates, supporting cultural shows held by local producers. In 2019, 13 cities were visited, with 117 shows, occupations and training sessions held for an audience of more than 63,000 people.

The CSN Foundation Cultural Center, a space that offers free events designed to develop, disseminate and strengthen art, education and culture in Volta Redonda (RJ), received more than 51,000 visitors in 2019. All in all, 121 cultural activities were carried out, in addition to the 880 occupations by artists, collectives and local cultural groups supported by the offer of structured spaces for the activities.

The CSN Foundation understands the importance of political liaison to establish a harmonious relationship with public authorities, local businesses and institutions in the communities in which CSN operates. It participates in local councils and bodies; trains Child Protective Services officers, civil servants and educators; and organizes and participates events, alongside local agents.

In order to strengthen the economy of Volta Redonda (RJ) through gastronomy and tourism, the CSN Foundation promoted the creation of the VR Gastronomic Complex together with local institutions. In 2019, three events were included in the municipal calendar, with a total audience of 47,682 people.

The CSN Community Space was created in Congonhas (MG) with the purpose of developing CSN Mineração's relationship with the community, creating relationships, establishing dialogues and identifying possible opportunities. In 2019, 2,231 people were served. This strategy offers an important direct information channel to the population, answering questions about mining, new ventures and CSN projections.

Using sport as a tool for social transformation, the Company sponsors grassroots categories and social projects related to soccer, with pedagogical support carried out by the CSN Foundation. In 2019, 300 young people from the grassroots categories of the Osasco Audax (SP) and Volta Redonda Futebol Clube (RJ) teams were served, and another 420 received training in the social projects of Associação Esporte e Vida (Sports and Life Association (DF) and UNAS (SP), a new partner of the CSN Foundation.

With social responsibility initiatives, CSN contributes to transforming lives, families, cities and, consequently, the country. In the 23 municipalities where the Foundation operates directly, it offered scholarships to 356 students, impacted 4,117 young people and carried out 350 cultural actions in 2019. All in all, more than 248,000 people were impacted by the institution's initiatives. These actions demonstrate the Company's social commitment to the communities in which it operates. Together with partner entities, we continue to be engaged in increasing social inclusion and opportunities in Brazil, doing well, doing more and doing forever.

9- SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

CSN maintains various social, environmental and sustainability management instruments in order to act in a purposeful way and meet the needs of the various stakeholders involved in the communities and businesses in which it operates. The Company's environmental policy is based on pillars including creation of sustainable values; management of environmental risks; compliance, optimization and efficiency in the use of natural resources; and control of potential impacts.  The Company has an Environmental Management System (EMS), implemented in compliance with the requirements of international standard ISO 14001:  2015, certified by an independent international body and duly accredited with INMETRO in a large number of units.

CSN seeks to increase efficiency in the use of water in its production processes, with a water reuse ratio above 93% at the Presidente Vargas steelworks (UPV), in Volta Redonda - RJ. In order to reach this ratio, in 2017, CSN implemented a recirculation and cooling water system at the UPV Carbochemical unit. Reduced the collection of water from the Paraíba do Sul River by 3,000 m³/h. The project, in addition to increasing the water reuse ratio, also eliminated any possibility of oil leakage from the Carbochemical unit to the Paraíba do Sul River. With the preparation of the Water Inventory in its main units, it was possible to develop plans and measures to increase efficiency and reduce potential impacts.

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The Company plans to invest more than R$300 million in the Presidente Vargas steelworks by 2024. The investment, with more than 30 improvement investments, represents the Company's commitment to the community and the sustainability of its operations.

As a measure of environmental compensation under the TAC (consent decree) signed by the Company with the state of Rio de Janeiro - through the State Secretariat for the Environment ("SEA"), the State Environmental Institute ("INEA") and the State Commission for Environmental Control ("CECA") - in 2018, INEA approved a project developed in partnership with the city of Volta Redonda, which  stipulates the implementation of several environmental initiatives  totaling more than R$3 million in the city of Volta Redonda - RJ. The “Volta Redonda Verde” (Green Volta Redonda) project includes the following initiatives:

✓  Strengthening of the Vale dos Puris Wildlife Refuge, through the acquisition of Fazenda Santa Tereza for the purpose of regularizing ownership of the conservation unit, development of a management plan and putting up of signs in the surrounding area;

✓  Investments in the Fazenda Santa Cecília do Ingá Natural Municipal Park, with the revamp of the nursery, production of seedlings and renovation of the Park’s Visitor Center;

✓  An urban afforestation program that will include the planting and maintenance of more than 4,000 seedlings of native Atlantic Forest trees in the city.

Since 2010, CSN has been undertaking an inventory of its greenhouse gas emissions, in line with GHG Protocol guidelines, in order to provide input for managing carbon, mitigating risks and adapting to climate change. For the fourth consecutive year, the Company received the Gold Seal of the Brazilian GHG Protocol Program for having disclosed the emissions of all its units and submitted them to external verification. As requested by investors, the Company annually reports the guidelines it follows regarding climate change, supply chain and water resources to the Carbon Disclosure Project (CDP).

The Company’s environmental guidelines also include the monitoring of dams, used to contain tailings from the processing cycle of CSN Mineração’s activities. Pursuant to the dam classification by DNPM Ordinance 70,389/2017, all the dams are audited by independent companies specialized in the subject, aimed at certifying dam stability, or lack thereof, and identifying preventive actions to ensure stability. The Dam Safety Plan and Emergency Action Plan for Mining Dams (PAEBM) of CSN Mineração have been finalized with all necessary consolidated volumes, in compliance with the DNPM ordinance.

The Company is also at the forefront of tailings treatment, having invested around R$400 million in its dams and operations, focusing on the change from wet stacking to dry stacking, which will eliminate the need for tailings dams in the near future.

CSN always acts in a way that minimizes the impacts of its operations, in addition to investing in environmental preservation and education initiatives, confirming its commitment to the quality of life of future generations. CSN has an important social front, the Environmental Education Program (PEA), an initiative managed by the CSN Foundation, with emphasis on the Arcos (MG) and Congonhas (MG) units, designed to reaffirm its commitment to the transformation of values and attitudes through new habits and knowledge. The environmental education project uses art as a tool to engage public school students, teachers and Company employees in discussions, with emphasis on issues related to historical and natural heritage in the areas where the Company operates.

Finally, CSN has been constantly mapping its stakeholders and, since 2012, the Company has used mapping criteria to assess environmental, social and economic impacts, in accordance with the Global Reporting Initiative (GRI) guidelines and adopts Integrated Reporting (IR) methodology to develop indicators for all its operations. The data and indicators obtained in this process allow CSN to monitor its performance and assess its exposure to social and environmental risks and future opportunities. The outcomes of this work can be found in the Reports published on the website http://ri.csn.com.br/.

10- DISCLAIMER

This document contains forward-looking statements, which express or imply future expected results, performance or events. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, including general and economic conditions in Brazil and in other countries, interest and exchange rates, future renegotiations and prepayment of foreign-currency liabilities or loans, protectionist measures in Brazil, the United States and other countries, changes in laws and regulations and general competitive factors on a regional, national or global basis.

CSN’s financial information presented herein is in accordance with international financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB), and the accounting practices adopted in Brazil. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “the Company” or “Parent Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais, by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN. The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, to supply the needs of the UPV. The excess of these raw material is sold to subsidiaries and third parties.

The Company's mining activities utilize tailings dams for which all appropriate measures are taken to mitigate the risks inherent to the handling and disposal of the tailings and to comply with current environmental legislation. It is important to reiterate that operating without dependence on these dams is a priority in our mining activities, for which approximately R$ 250 million were invested in two tailings filtration plants, which are already in an operational ramp up phase, adapting its operation, identifying and implementing various optimization of process. As a result, CSN Mineração will now process dry tailings in full, discarding the use of dams in their iron ore activities. As a consequence of these measures, decommissioning of dams is the natural way of processing dry tailings.

All of our mining dams are positively certified and comply with the environmental legislation in force.

•       Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant. Additionally, the operation clinker production line is located in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

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•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which the latter two hold the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins - Trindade, Trindade- Salgueiro, Salgueiro-Porto de Suape, Salgueiro- Missão Velha and Missão Velha- Pecém (Railway System II),  under construction and FTL being responsible for the rail links of São Luiz- Altos, Altos – Fortaleza, Fortaleza - Souza, Souza – Recife/Jorge Lins, Recife/Jorge Lins-Salgueiro, Jorge Lins-Propriá, Paula Cavalcante – Cabedelo, Itaibaiana - Macau (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal ("TECON”) and through its subsidiary CSN Mineração S.A., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

TECON handles and stores containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for own consumption or for different customers.

•       Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 25 - “Segment Information” details the financial information per CSN´s business segment.

•       Going Concern

In 2019, the Company amortized principal and interest in the approximate amount of R$13.8 billion of its loans and financing. In 2020, loans and interest to be incurred next year, are expected to be paid in the approximate amount of R$6.5 billion. The financial leverage may adversely affect the Company’s business, financial conditions and operating results, which the following main impacts are considered by management:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings.

•         Exposure (i) to fluctuations in interest rates due to the renegotiation of debts and new borrowings taken, and (ii) fluctuations in exchange rates since a significant part of the borrowings is denominated in foreign currency.

•         Increase in the economic and financial vulnerability due to adverse conditions of the industry and segment, limiting the funds available in the short term, considering the high financial leverage and the expected cash disbursements;

•         Limitation of the Company’s ability to enter into new businesses (acquisitions) until the financial leverage is reduced;

•         Limitation of the Company’s ability to obtain new credit lines under more favorable interest conditions due to the risks associated to the current financial leverage.

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The Company’s ability to continue operating depends, therefore, on the achievement of operating targets defined by management, in addition to refinancing of contracted debts, and/or actions related to financial deleveraging.

In addition to the continuous focus on improvement in operating income, management has various actions in progress to increase the Company’s liquidity through an extension of borrowing payment terms. This plan was started in 2015, with the renegotiation of R$2.5 billion with Caixa Econômica Federal and R$2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$100 million and prepayments of US$66 million with Bradesco, postponing the maturities from

2016 to 2019, which are settled during that year. Always committed to the plan to extend it debt payment term, mainly those of short term, the company’s management concluded, in February 2018, the reprofile of its debts at R$4.98 billion with Banco do Brasil, extending the maturity dates from 2018 to 2022 for maturities up to 2024. Still in February 2018, the company issued debt instruments (“Notes”) in the amount of US$350 million through our wholly-owned subsidiary CSN Resources S.A., with maturity date in 2023 and, in conjunction, made a repurchase offer (“Tender Offer”) of the Notes previously issued by CSN Islands XI Corp and CSN Resources S.A, having been repurchased US$350 million in Notes with maturities scheduled for 2019 and 2020. In April 2019, the Company issued debt securities in the foreign market (“Notes”), in the amount of US$ 1 billion through its subsidiary CSN Resources S.A., being: US$400 million due in 2023 and US$600 million with maturity in 2026. Promoted a repurchase offer (“Tender Offer”) of Notes issued by CSN Islands XI Corp and CSN Resources S.A., and US$1 billion in securities were repurchased, with maturities scheduled for September 2019 and July 2020, respectively. In July 2019, the Company issued debt securities on the foreign market (“Notes”), in the amount of US$ 175 million through its subsidiary CSN Resources S.A., due in 2023 and promoted the final payment of the debt in the foreign market (“Notes”) issued by the company CSN Islands XI Corp in September 2019, in US$142 million.

Additionally, Management studies alternatives to financial deleverage from the disposal of non-strategic assets. However, it is not possible to affirm that the sale of assets will occur within a 12-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

Based on management’s cash flow projections that covered the operational period until February 2021, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings, management believes that the Company has appropriate resources to continue its operations in a reasonably estimable period of time. Accordingly, the Company’s financial statements for the year ended December 31, 2019 were prepared based on the assumption of going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated and parent company financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information at the financial statements, and only this information, which correspond to those used by the Company's management in its activities

The preparation of the financial statements in accordance with IFRS and standards issued by the CPC requires the use of certain critical accounting estimates and also the exercise of judgment by the Company's management in the process of applying the Company's accounting policies.

Information on uncertainties related to assumptions and estimates, which have a significant risk of resulting in a material adjustment to the accounting balances of assets and liabilities in the year, are included in the following notes:

• Note 5 - Recognition of the provision for expected losses (impairment) of accounts receivable from customers;

• Note 14 - Deferred income and social contribution taxes: availability of future taxable income against which deductible temporary differences and tax losses can be used;

• Note 10.a - Goodwill impairment test (impairment);

• Note 12 - Derivative financial instruments and hedge accounting (“Hedge accounting”).

• Note 16 - Provision for tax, social security, labor, civil, environmental and judicial deposits: main assumptions about the probability and magnitude of resource outflows;

• Note 26 - Retirement benefit;

The financial statements are presented in thousands of reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in the preparation of the financial statements considers the historical cost, the net realizable value, fair value or recovery value. When IFRS and CPCs allow a choice between the cost of acquisition or other measurement criteria, the acquisition cost criterion was used

The consolidated and parent company interim financial statements were approved by the Management on March 04, 2020.

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2.b) Basis of presentation

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the period ended December 31, 2019 and 2018 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

•                      Companies

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		Equity interests (%)
Companies	Number of shares held by CSN (in units)	12/31/2019	12/31/2018	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Islands XI Corp.	50,000	100.00	100.00	Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)		100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	42,551,519	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	445,921,292	99.99	99.99	Manufacture of packages and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (1)			99.99	Management of funds and securities portfolio
CSN Mineração S.A.	158,419,480	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	486,592,830	92.38	91.69	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
Aceros México CSN (2)			0.08	Commercial representation, steel sales and related activities
CSN Inova Ltd.		100.00	100.00	Advisory and implementation of new development projects
CSN Equipamentos S.A (3)	999	99.99		Rental of commercial and industrial machinery and equipment
CBSI - Companhia Brasileira de Serviços de Infraestrutura (4)	3,752,292	100.00		Provision of services

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and packages in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)		100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia limited (5)			100.00	Commercial representation
CSN Mining Holding, S.L		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		87.52	87.52	Commercial representation
Aceros México CSN (2)			99.92	Commercial representation, steel sales and related activities
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (6)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura			50.00	Provision of services
Transnordestina Logística S.A. (7)	24,670,093	47.26	46.30	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.		16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	46,994,971	20.00	20.00	Metallurgical and Equity interests

 (*) Dormant companies, therefore, they are presented in note 8.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income are disclosed.

(1)     CSN Gestão de Recursos Financeiros was liquidated on June 13, 2019;

(2)     On February 1, 2019, the Federal Taxpayers' Registry was canceled and, therefore, the settlement process of Aceros Mexico CSN was terminated, however, before third parties and for the purposes of commercial law, the settlement was retroactive to September 18, 2018;

(3)     Company incorporated on August 22, 2019;

(4)     On November 29, 2019, a purchase and sale agreement for share was signed, whereby Companhia Siderúrgica Nacional acquired the entire participation that CKTR Brasil Serviços Ltda held in CBSI - Companhia Brasileira de Serviços de Infraestrutura. As a result, as of the date mentioned, CSN now holds 100% of CBSI's share capital

(5)     On August 6, 2019 CSN Asia Limited was liquidated;

(6)     On December 31, 2019 and 2018, the Company directly owned 26,611,282 common shares, 2,673,312 preferred shares class A and 34,092,604 preferred shares class B, totaling 36,765,916 preferred shares of MRS Logística S.A
(7)     On May 10, 2019, 501,789 shares of shareholder FINOR, all class B preferred shares, were transferred to shareholder CSN. On December 31,2019, the Company had 24,168,304 ordinary shares, 501,789 preferred shares Class B (as of December 31,2018 had 24,168,304 ordinary shares and no preferred shares).

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•                      Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2019	12/31/2018	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

In preparing the consolidated financial statements, we have adopted the following consolidation procedures:

•                     Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized gains on transactions with subsidiaries, joint ventures and associates are eliminated to the extent of CSN’s equity interests in the related entity by the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are not indications of impairment. The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the equity in results of joint ventures to financial expenses, cost of sales and income tax and social contribution.

The base date to the financial statements of the subsidiaries and joint ventures is the same as of the Company, and their accounting policies are also in line with the policies adopted by the CSN.

Subsidiaries

Subsidiaries are all entities, which financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when the control is transferred to the Company and are deconsolidated from the date when such control ceases.

Joint ventures and joint operations

Joint arrangements are all entities over which the Company has joint control with one or more other parties. The investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Joint operations are accounted for in the financial statements in order to represent the Company's contractual rights and obligations. Therefore, the assets, liabilities, revenues and expenses related to its interests in joint operations are accounted for individually in the financial statements.

Joint ventures are accounted for under the equity method and are not consolidated.

The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, eliminates part of the equity in results of joint ventures to financial expenses, cost of sales, net sales and income tax and social contribution.

Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding percentage from 20% up to 50% of the voting rights. Investments in associates are accounted for under the equity method and are initially recognized at cost.

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•                     Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of subsidiary net assets is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had disposed of the related assets or liabilities. It means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.c) Parent company financial statements

In the parent company financial statements, investments in subsidiaries and associates are accounted for by the equity method. To get the same result and equity attributable to equity holders in parent company and consolidated financial statements, are made in both financial statements, the same practice of adjustments upon adoption of IFRS and CPCs.

2.d) Foreign currencies

i.              Functional and presentation currency

Items included in the financial statements are related to each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.             Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2019 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial result, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

According CPC 02 and ICPC 21 – foreign currency transactions and advance consideration, the transactions in which the Company recognizes a non-monetary asset or non-monetary liability involving prepayments or receipts in foreign currency are recorded at the exchange rate of the date the entity initially recognized (transaction date) the non-monetary asset or non-current liability monetary.

The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2019, US$1 is equal to R$4.0307 (R$3.8748 at December 31, 2018) and €1 is equal to R$4.5305 (R$4.4390 at December 31, 2018), according to the rates obtained from Central Bank of Brazil website.

All other foreign exchange gains and losses, including foreign exchange gains and losses related to borrowings and cash and cash equivalents, are presented in the income statement as financial income or expenses.

iii.            Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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•         The assets and liabilities of each balance sheet presented are translated by exchange rate at the end of the reporting period;

•         The income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates);

•         All resulting exchange differences are recognized as a separate component in other comprehensive income; and

•         Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed or sold.

2.e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in bank accounts and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Bank certificates of deposit and government securities that do not meet the above criteria are not considered cash equivalents and are classified as financial investments, according to note 4.

2.f) Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses, being foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period.

With the adoption of the new CPC 48/IFRS 9 - Financial instruments, the Company started to apply the new model of expected losses, where it considers all possible loss events over the life of its receivables. These expected credit losses are estimated according to the loss rate by maturity range adopted by the Company since the initial (recognition) date of the asset.

The Company considers customer history, default rate, financial situation and the position of its legal advisors to estimate the expected credit losses.

2.g) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished goods and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale.  The allowance for estimated losses on slow-moving or obsolete inventories are recognized when considered necessary.

Stockpiled ore inventories are accounted for as processed when removed from the mine. The cost of finished goods comprises all direct costs necessary to transform stockpiled inventories into finished goods.

2.h) Investments

Investments in subsidiaries, joint ventures and associates are accounted for under the equity method of accounting and are initially recognized at cost. In the parent company financial statements, the gains or losses are recognized in profit or loss as operating income (or expenses). In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed or written off due to impairment loss. Other investments are recognized at cost or fair value.

When necessary, the accounting policies of subsidiaries, joint ventures and associates are changed to ensure consistency with the policies adopted by the Company.

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2.i) Investment property

The Company's investment properties consist of land and buildings maintained to earn rental income and capital appreciation. The measurement method used is the acquisition or construction cost less accumulated depreciation and impairment, when applicable. Accumulated depreciation is calculated by linear method based on the estimated useful life of the properties subject to depreciation, see note 8.g. Land is not depreciated as they have an indefinite useful life.

2.j) Business combination

The acquisition method is used to account for on each business combination conducted by the Company. The consideration transferred by acquiring an entity is measured by the fair value of the assets transferred, liabilities incurred, and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired, and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.

2.k) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 9. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are accounted for in separate line items of property, plant and equipment.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period the subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of historical data related to area exploration;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market and financial studies;

The development costs from new mineral deposits or from capacity expansion in mine operations are capitalized and amortized using the produced (extracted) units’ method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, they are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits where ore body is located. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

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The Company holds spare parts that will be used to replace parts of property, plant and equipment and that used to increase the asset’s useful life when it exceeds 12 months. These spare parts are classified in property, plant and equipment and not in inventories.

2.l) Leases

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The lease is characterized by a lease or transmission of the right of use for a fixed period in exchange for monthly payments. O leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right-to-use assets and lease liabilities. The lease term will be reassessed by the Company when a significant event or significant change occurs in the circumstances that are in the control of the lessee and affect the non-cancellable term. The Company adopts exemption from recognition, as provided for in the standard, for the lessee contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

On the start date, the Company recognizes the right to use asset and the lease liability at present value. The asset right of use must be measured at cost. The cost includes the lease liability, initial costs, advance payments, estimated costs to dismantle, remove or restore. The lease liability is measured on the start date by the Company at the present value of the lease payments that are made on that date. The payments are discounted at the interest rate implicit in the lease, or if the rate cannot be determined, an incremental rate will be used on the Company's borrowing.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in terms and which is applied to discount the flow of future payments. In contracts with no rate definition, the Company applied the incremental borrowing rate, obtaining it through consultations with banks where it has a relationship, adjusted for the expected inflation for the coming years.

For the subsequent measurement, is used the cost method to the right-of-use assets and for depreciation, the requirements of CPC 27 - Property, Plant and Equipment. However, for the purpose of depreciation, the Company determines the use of the linear method based on the remaining useful life of the assets or the term of the contract, whichever is shorter.

The effects of PIS and COFINS recoverable generated after the effective payment of the obligations will be recorded as a reduction of depreciation expenses for the right to use and financial expenses recognized monthly.

CPC 01 - Impairment of Assets will also be applied in order to determine whether the right-of-use asset has impairment indicators and to account for any impairment loss identified.

2.m) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis on the exploration or recovery periods estimated.

Mineral rights acquired are classified as rights and licenses in intangible assets.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

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•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the acquired subsidiary’s assets and liabilities. Goodwill on acquisitions from business combination is recognized as intangible assets in the consolidated financial statements. In the parent company statements, goodwill is included in investments. The gain for bargain purchase is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment or at any time when circumstances indicate a possible loss. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to CGUs or group of CGUs that are expected to benefit from the business combination in which the goodwill arose, and if that unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives in up to 10 years.

2.n) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment and investment property, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount at which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except for goodwill, which have suffered impairment, are subsequently reviewed for possible reversal of the impairment at the reporting date.

2.o) Employee benefits

•       Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the periods during which services are provided by employees. Contributions paid in advance are recognized for an asset since it is agreed that either cash reimbursement or future reduction on payables will be available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future reimbursements or reduction in future contributions to the plan. The present value of economic benefits is calculated considering the funding requirements applicable to the Company’s plans. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

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The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period and are calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested. When benefits became vesting rights, expenses are immediately recognized in profit or loss.

The Company recognizes all actuarial gains or losses resulting from defined benefit plans immediately in other comprehensive income. If the plan is extinguished, actuarial gains or losses are recognized in profit or loss.

•       Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

2.p) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and it has reliable cost estimation.

The amount recognized as a provision is the best value estimation required to settle the present obligation at the end of the reporting period, considering the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). Success fees are accrued to the extent that they make it probable that disbursements will occur. When some or all the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is probable that reimbursement will be received and that the amount of the receivable can be measured reliably.

2.q) Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction to the amount received, net of taxes.

When any Company of the Group buys Company shares (treasury shares), the amount paid, including any directly additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or sold. When these shares are subsequently sold, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

2.r) Revenue recognition

As of January 1, 2018, CPC 47/IFRS 15 was adopted by the Company, all assets are recorded according to the respective practice.

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration that the entity expects to receive in exchange for the delivery of the good or service promised to the client.

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Revenue recognition occurs when or as the entity satisfies a performance obligation by transferring the good or service to the customer, understanding that performance obligation is an enforceable promise in a contract with a customer for the transfer of a good / service or a series of goods or services.

The transfer is considered effected when or as the customer obtains control of that asset.

If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized.

Freight export services under the CFR (Cost and Freight) and CIF (Cost, Insurance and Freight) modalities, where the Company is responsible for the freight service, are considered separate services and therefore a separate obligation, with their allocation apart of the price of the transaction and with recognition of the service over time. Such revenue allocated to freight does not significantly affect the results of the Company's fiscal year and, therefore, it is not presented separately in the financial statements. For other services rendered, revenue is recognized based on its realization.

2.s) Financial income and financial expenses

Financial income includes interest income from funds invested, dividend income not accounted for under the equity method, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on derivative instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Financial expenses comprise interest expenses on borrowings, dividends on preferred shares, losses on the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

2.t) Income tax and social contribution

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and joint ventures when it is probable that they will not reverse in the foreseeable future.

Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting from the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

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A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized. Annually, the Company reviews and verifies the existence of future taxable income and a provision for loss is recognized when the realization of these credits is not likely.

2.u) Earnings/(Loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Group and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Group does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

2.v) Environmental and restoration costs

The Company recognizes a provision for the recovery costs and fines when a loss is probable, and the amounts of the related costs can be reliably measured. Generally, the period when the provision for recovery is recognized coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Group and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

Asset retirement obligation (A.R.O) asset retirement obligations consist of cost estimates by deactivation, demobilization or restoration of areas at the end of exploration and resource extraction activities minerals. The initial measurement is recognized as a liability discounted to present value and, subsequently, by the increase expenditure over time. The asset deactivation cost equivalent to the initial liability is capitalized as part of the book value of the asset being depreciated over the useful life of the asset.

2.w) Research and development

Research expenditures are recognized as expenses when incurred. Expenditures on project developments (related to the design and testing stages of new or improved products) are recognized as intangible assets when it is probable that projects will be successful, based on their commercial and technological feasibility, and only when the cost can be reliably measured. When capitalized, development expenditures are amortized from the start of a product commercial production, on a straight-line basis and over the period of the expected benefit.

2.y) Financial instruments

As of January 1, 2018, CPC 48 / IFRS 9 was adopted by the Company, all assets and liabilities are recorded according to the respective practice.

i)    Financial assets

Assets are classified according to the definition of the business plan adopted by the Company and the characteristics of the cash flow of the financial asset.

•         Recognition and measurement

The Company classifies, at initial recognition, its financial assets into three categories: i) assets measured at amortized cost ii) fair value through profit or loss and iii) fair value through other comprehensive income.

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i.              Amortized cost

Assets measured at amortized cost must be measured if both of the following conditions are met: i) the financial asset is maintained within the business plan whose objective is to maintain financial assets for the purpose of receiving contractual cash flows ii) the contractual terms of the financial asset give rise, on specific dates, to cash flows that exclusively constitute payments of principal and interest on the principal amount outstanding, the Company shall recognize its interest income, exchange gains and losses and impairment directly in the income statement

ii.             Fair value through profit or loss

Financial assets should be measured at fair value through profit or loss only if they are not measured as assets measured at amortized cost or fair value through other comprehensive income.

iii.            Fair value through other comprehensive income.

Financial assets shall be measured at fair value through comprehensive income only when the following conditions are met: i) the financial asset is maintained within a business plan whose objective is achieved by the receipt of contractual cash flow and by the sale of financial assets, ii) the contractual terms of the financial asset give rise, in specific dates and interest on the value of the outstanding principal.

The assets measured at fair value through other comprehensive income are classified into two categories: i) debt instruments in which the interest income calculated using the effective interest method, the foreign exchange gains and losses and the impairment are recognized in the statement of income. Other net income is recognized directly in the Company's equity, in "other comprehensive income". In derecognition, the accumulated result in other comprehensive income is reclassified to income, and ii) equity instrument in which these assets are measured subsequent to the fair value. The dividends are recognized as a gain in profit or loss, unless the dividend represents a clear recovery of part of the cost of the investment. Other net income is recognized directly in the Company's equity in "other comprehensive income" and is never reclassified to income.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and option pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

Regular purchases and sales of financial assets are recognized at the trading date on which the Company undertakes to buy or sell the asset.

•         Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership.

If the company holds substantially all the risks and rewards of ownership of the financial asset, it must continue to recognize the financial asset.

ii.             Financial liabilities

Financial liabilities are classified under the following categories: financial liability at amortized cost or fair value through profit or loss. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at amortized cost

The Company shall classify all its financial liabilities as amortized cost, except financial liabilities classified at fair value through profit or loss, derivative liabilities, collateral agreement.

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Other financial liabilities are measured at amortized cost using the effective interest method. The interest expenses, gains and losses are recognized in the income statement.

The Company holds the following non-derivative financial liabilities: borrowings, financing, dividends, leases, forfeit, debentures and trade payables.

•                      Financial liabilities at fair value through profit or loss

Financial liabilities classified in category fair value through profit or loss are financial liabilities held for trading or those designated at the time of initial recognition.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

Gains and losses on financial liabilities classified at fair value through profit or loss are recognized in profit or loss

•                     Derecognition of financial liabilities

Financial liabilities are written off only when they are extinguished, that is, when the obligation specified in the agreement is settled, canceled or expires. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

ii)             Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts as well as the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv) Derivative instruments and hedging activities

•                     Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date when a derivative contract is entered, thereafter they are subsequently measured at their fair value and any changes are recognized as Financial income /(expenses) in the income statement.

•                     Cash flow Hedge

The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument of a foreign exchange risk associated to the cash flows from forecast, highly probable exports (cash flow hedges).

At the inception of the transaction, the Company documents the relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized on equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in other operational income/expenses, if applicable.

The amounts accumulated in equity are realized in operational result in the periods when the forecast exports affect the result.

When a hedging instrument expires, is settled in advance or the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in equity at the time remain recognized in equity and, from that moment, the exchange variations are recorded in the financial income/expenses. When the forecast transaction is completed, the gain or loss is reclassified to operational result. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Other operating”.

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The movements of the hedge amounts denominated as export cash flow hedges are shown in note 12 – Financial Instruments.

•                     Net investment hedge

For net investment hedge, the Company designates part of its financial liabilities as hedging instruments of its overseas investments with functional currencies other than the Group’s functional currency, according to CPC38/IAS39. Such relationship occurs since the financial liabilities are related to the investments in the amounts required for the effective relationship.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in other operating, when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as other operating income / expenses (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

The changes in the amounts of hedge denominated as Net investment hedge are shown in note 12 – Financial Instruments.

2.z) Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to enable decisions regarding resources to be allocated to the segment and assessment of its performance. The Company maintains distinct financial information for the distinct segments.

2.a.a) Government grants

Government grants are recognized when there is reasonable assurance that:

-  the Company will comply to the conditions attaching to them;

-  assurance that the grants will be received.

Government grants will be recognized as revenue on a systematic basis over the periods in which the Company recognizes the related costs that the grants are intended to compensate.

The Company has state tax incentives in the South, North and Northeast regions, which are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

2.a.b) Noncurrent assets held for sale and discontinued operations

Noncurrent assets and groups of assets are classified as held for sale if their carrying amount is recovered mainly through a sale transaction and not through continued use.

The criteria for classification of items held for sale are considered to be met only when the sale is highly probable, and the asset or group of assets is available for immediate sale.

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Assets and liabilities classified as held for sale are presented separately as current items in the balance sheet.

Classification as a discontinued operation occurs through disposal, or when the transaction meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Group business which comprises operations and cash flows that may be clearly distinct from the rest of the Group and represent a separate business line or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the total income after income tax of these operations, less any impairment loss.

2.a.c) Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

The statement of value added should highlight the wealth generated by the Company and demonstrate its distribution.

2.a.d) New standard and interpretation not yet adopted

The following standard and interpretation has been issued and will be mandatory for subsequent accounting periods, that is, as of January 1, 2020 and 2021 and were not early adopted by the Group for the year ended December 31, 2019:

Standard	Main items introduced by the standard	Effective date
The Conceptual Framework for Financial Reporting

Review of the Conceptual Framework by establishing a comprehensive set of concepts for guidance on financial performance reporting; better definitions and guidelines, highlighting the definition of a liability; and clarification in relevant areas.

January 1, 2020

- CPC 00 – The Conceptual Framework for Financial Reporting

The Conceptual Framework for Financial Reporting defines the fundamental concepts to financial reporting that guide regulatory bodies in developing their standards accounting.

The proposed changes aim to bring accounting information and better understanding of the scope of application of the standard. The Company estimates that it will not have significant impacts by the revision of CPC 00 - Conceptual Framework for Financial Reporting, since the concepts established by the standard are already applied.

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3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Current
Cash and cash equivalents
Cash and banks	496,769	1,124,714	99,835	37,323

Short-term investments
In Brazil:
Government securities	69,093	10,247	735	477
Private securities	462,831	609,480	291,537	410,036
	531.924	619,727	292,272	410,513
Abroad:
Private securities	60,262	503,563		92,017
Total short-term investments	592,186	1,123,290	292,272	502,530
Cash and cash equivalents	1,088,955	2,248,004	392,107	539,853

The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The Company invests part of the resources through the investments considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds is invested abroad in private securities in banks considered by management as top rated banks and the returns are based on fixed interest rates.

4.     FINANCIAL INVESTMENTS

	Consolidated				Parent Company
	Current		Non Current		Current		Non Current
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019
CDB - Certificate of bank deposit (1)	481,409	882,376			481,409	882,376
Government securities (2)	37,144	13,337			395	621
Time Deposit (3)				7,772
Usiminas shares(4)	2,114,620				2,114,620
Bonds(5)			95,719				95,719
	2,633,173	895,713	95,719	7,772	2,596,424	882,997	95,719

(1)   Financial investment with restricted modality and linked to Bank Certificate of Deposit to secure a letter of guarantee from financial institutions.

(2)   Investments in National Treasury Bills (LFT) managed by its exclusive funds.

(3)   On December 31, 2019, the investments in Time Deposit in custody to cover additional expenses of the sale of LLC was fully redeemed.

(4)   In December 2019, the Company opted to reclassify Usiminas' investment to current assets (see notes 8.f and 12.II), and part of the shares guarantees a portion of the Company's debt.

(5)   Bonds with Fibra Bank due in February 2028.

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5.     TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Trade receivables
Third parties
Domestic market	1,118,632	1,369,396	852,434	1,094,323
Foreign market	1,003,905	852,821	62,833	141,484
	2,122,537	2,222,217	915,267	1,235,807
Allowance for doubtful debts	(245,194)	(237,352)	(167,247)	(176,855)
	1,877,343	1,984,865	748,020	1,058,952
Related parties (note 18 b)	170,588	93,317	943,623	906,865
	2,047,931	2,078,182	1,691,643	1,965,817

The Company performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction in the consolidated totals R$51,161 as of December 31, 2019 (R$46,210 as of December 31, 2018) and in the Parent Company R$ 47,994 (R$40,849 as of December 31,2018).

The breakdown of gross balance of receivables from third parties is comprised as follows:

	Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Current	1,739,746	1,514,847	731,377	758,433
Past-due up to 30 days	132,845	177,287	9,089	48,705
Past-due up to 180 days	23,877	47,684	6,684	8,361
Past-due over 180 days	226,069	482,399	168,117	420,308
	2,122,537	2,222,217	915,267	1,235,807

The movements in the Company’s allowance for doubtful debts are as follows:

	Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Opening balance	(237,352)	(191,979)	(176,855)	(140,392)
Estimated losses	(43,313)	(53,706)	(18,540)	(39,042)
Recovery of receivables	35,471	8,333	28,148	2,579
Closing balance	(245,194)	(237,352)	(167,247)	(176,855)

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6.     INVENTORIES

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Finished goods	1,691,842	1,501,969	1,141,385	951,529
Work in progress	1,294,369	1,217,611	1,081,050	959,414
Raw materials	1,493,129	1,584,140	1,021,350	1,273,029
Spare parts	902,135	857,402	502,591	495,385
Advances to suppliers	35,828	36,192	31,541	28,185
(-) Provision for losses	(134,553)	(157,754)	(41,201)	(45,076)
	5,282,750	5,039,560	3,736,716	3,662,466

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Opening balance	(157,754)	(135,840)	(45,076)	(51,968)
Reversal / (losses) for slow-moving and obsolescence	23,201	(21,914)	3,875	6,892
Closing balance	(134,553)	(157,754)	(41,201)	(45,076)

7.     OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

1.      Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2.      Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts over-collected from 2001 to 2014.

3.      Refers a payment of freight expenses and maritime insurance over revenues didn’t recognized.

4.      Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating from the second half of 2021.

5.      This is certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than R$ 350 million.

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8.     INVESTMENTS

• Deleveraging plan

With the primary objective of reducing the Company's financial leverage, Management is committed to a plan to dispose of a set of assets, however, it is not possible to confirm that the sale, within a period of 12 months, is highly probable for any of the assets contemplated in the plan. The Company considers several sales scenarios that vary due to different macroeconomic and operational assumptions. In this context, the Company did not segregate and reclassify such assets in the financial statements as discontinued operations in accordance with CPC 31/(IFRS 5).

8.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

					12/31/2019					12/31/2018
Companies	Participation in					Participation in
	Assets	Liabilities	Shareholders’ equity	Fair Value	Profit / (Loss) for the period	Assets	Liabilities	Shareholders’ equity	Fair Value	Profit / (Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	361,540	2,208,748	(1,847,208)		(198,112)	338,645	1,987,741	(1,649,096)		(1,470,943)
CSN Islands XI Corp.	3,997,823	4,232,102	(234,279)		(102,641)	2,178,010	2,309,647	(131,637)		(89,133)
CSN Islands XII Corp.	2,219,057	4,036,189	(1,817,132)		(339,727)	2,402,671	3,880,076	(1,477,405)		(331,582)
CSN Steel S.L.U.	3,642,029	135,672	3,506,357		(49,406)	3,763,095	242,722	3,520,373		1,793,490
Sepetiba Tecon S.A.	719,750	406,738	313,012		(4,422)	480,459	163,026	317,433		23,853
Minérios Nacional S.A.	141,442	52,275	89,167		17,495	110,446	38,774	71,672		(13,819)
Fair Value - Minérios Nacional			2,123,507					2,123,507
Estanho de Rondônia S.A.	49,860	59,804	(9,944)		(14,685)	48,181	45,207	2,974		(1,998)
Companhia Metalúrgica Prada	735,887	589,658	146,229		60,662	644,954	559,386	85,568		(84,265)
CSN Mineração S.A.	13,888,599	5,698,541	8,190,058		3,207,097	13,235,705	4,190,564	9,045,141		929,358
CSN Energia S.A.	98,866	37,306	61,560		12,854	138,644	45,778	92,866		54,596
FTL - Ferrovia Transnordestina Logística S.A.	500,984	247,780	253,204		(54,576)	403,623	123,220	280,403		(33,626)
Companhia Florestal do Brasil	52,939	19,586	33,353		(533)	34,990	1,604.0	33,386		(556)
Nordeste Logística	82	60	22		(7)	85	56	29		4
CSN Equipamentos S.A	1		1
CBSI - Companhia Brasileira de Serviços de Infraestrutura	82,332	70,942	11,390		7,422
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura			15,225
	26,491,191	17,795,401	10,834,522		2,541,421	23,779,508	13,587,801	12,315,214		775,379
Joint-venture and Joint-operation
Itá Energética S.A.	259,777	16,255	243,522		5,995	258,835	16,288	242,547		9,188
MRS Logística S.A.	2,073,125	1,308,439	764,686		93,822	1,563,350	846,813	716,537		97,226
CBSI - Companhia Brasileira de Serviços de Infraestrutura						25,941	19,997	5,944		4,501
Transnordestina Logística S.A. (*)	4,398,434	3,209,378	1,189,056	271,116	(17,100)	4,065,604	2,883,851	1,181,753	271,116	(20,429)
	6,731,336	4,534,072	2,197,264	271,116	82,717	5,913,730	3,766,949	2,146,781	271,116	90,486
Associates
Arvedi Metalfer do Brasil	44,435	31,712	12,723		(1,682)	40,712	26,308	14,404		(5,087)
	44,435	31,712	12,723		(1,682)	40,712	26,308	14,404		(5,087)
Classified at fair value through profit or loss (note 12I)
Usiminas								2,250,623
Panatlântica			47,300					28,566
			47,300					2,279,189
Other Investiments
Profit on subsidiaries' inventories			(18,563)		97,811			(116,375)		(43,903)
Others			63,538		170			63,538		(243)
			44,975		97,981			(52,837)		(44,146)
Total investiments			13,407,900		2,720,437			16,973,867		816,632

Classification of investiments in the balance sheet
Investiments in assets			17,316,463					20,232,005
Investiments with equity deficit			(3,908,563)					(3,258,138)
			13,407,900					16,973,867

(*) As of December 31, 2019 and 2018, the Fair Value generated in the loss of control of Transnordestina Logística S.A. is R$ 659,105 and impairment of (R$ 387,989)

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit/(loss) for the period refer to the interests held by CSN in those companies.

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8.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Opening balance of investments	5,630,613	5,499,995	20,232,005	22,894,885
Opening balance of loss provisions			(3,258,138)	(1,366,480)
Capital increase / Acquisition of shares	27,909		66,621	81,594
Dividends (1)	(94,603)	(87,846)	(4,166,291)	(5,529,277)
Comprehensive income (2)	(2,592)	272	31,441	15,186
Equity in results of affiliated companies (3)	175,524	173,145	2,720,437	816,632
Sale of Usiminas’ shares		(39,377)		(39,377)
Update of shares measured at fair value through profit or loss (Note 12 II)	(118,780)	96,133	(118,780)	96,133
Reclassification of Usiminas’ shares	(2,114,620)		(2,114,620)
Goodwill from acquisition of 50% interest of CBSI (note 8d)			15,225
Consolidation of CBSI (Note 8d)	(8,775)
Amortization of fair value - investment MRS	(11,747)	(11,746)
Others	45	37		4,571
Closing balance of investments	3,482,974	5,630,613	17,316,463	20,232,005
Investiments with equity deficit			(3,908,563)	(3,258,138)
Total	3,482,974	5,630,613	13,407,900	16,973,867

(1)   In 2019, refers to the allocation of dividends of Itá Energética, CSN Energia, CSN Mineração, Sepetiba Tecon, CBSI – Companhia Brasileira de Serviços de Infraestrutura and joint venture MRS Logística.

(2)   Refers to a translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

(3)   The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

		Consolidated
	12/31/2019	12/31/2018
Equity in results of affiliated companies
MRS Logística S.A.	187,597	194,403
CBSI - Companhia Brasileira de Serviços de Infraestrutura (1)	6,695	4,501
Transnordestina Logística S.A.	(17,100)	(20,429)
Arvedi Metalfer do Brasil S.A.	(1,682)	(5,087)
Others	14	(243)
	175,524	173,145
Eliminations
To cost of sales	(57,908)	(42,806)
To taxes	19,689	14,554
Others
Amortizated at fair value - Investment in MRS	(11,747)	(11,746)
Others	157	2,559
Equity in results of affiliated companies adjusted	125,715	135,706

(1) Refers to the equity in results of affiliated companies until November 30, 2019.

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8.c) Investments in joint ventures and joint operations

• SEPETIBA TECON S.A. (“Tecon”)

The Container Terminal was created to exploit the terminal no 1 in Itaguaí Port, located in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeast railroad network.  The Southeast railroad network is the contract object of the concession that has been granted to MRS Logística S. A. The range of services includes the move operation of cargo, storage of containers and steel products, general cargo, cleaning and maintenance.

Tecon won a bidding procedure and entered into the lease agreement in October 23, 1998 for operation of the port terminal for a period of 25 years, extendable for an equal period.

Upon termination of the lease, it will return to the Union as well as all the rights and benefits transferred to Tecon, along with the ownership of assets and those resulting from investments, declared reversible by the Federal Government for being necessary to the continuity of terminal´s operation. The reversible assets will be indemnified by the Federal Government at the residual value of cost, based on the accounting records of Tecon after deducting depreciation.

• ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, which are based in the cities of Itapuã do Oeste/RO and Ariquemes/RO. In Itapuã do Oeste is extracted the cassiterite (tin ore) and in Ariquemes is located the casting operation, where the metallic tin is made, which is the raw material used in UPV for the production of tin plates.

• COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in the area of two segments: steel metal packaging, production and processing and distribution of flat steel.

Metal packaging

In the steel metal packaging segment, Prada produces its supply chain includes the chemical and food segments, providing packaging and printing services to leading companies in the market.

Distribution

Prada is a player in the market of processing and distribution regarding flat steel products, with a diversified product line. It provides coils, rolls, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, to the most different industry segments - from automotive to construction. It is also specialized in providing service steel processing, meeting the demand of all national companies.

• CSN ENERGIA S.A.

Its main objective is the distribution of the excess electric power generated by CSN and Companies, consortiums or other entities in which CSN holds an interest.

• FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

FTL was created on the purpose of incorporating the spun-off portion of Transnordestina Logística S.A, the Company holds the concession to operate the railway cargo transportation, the public service is provided in northeastern Brazil, which includes the railway between the towns of Sao Luis to Altos, Altos to Fortaleza, Fortaleza to Souza, Souza to Recife/Jorge Lins, Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo (Cabedelo Branch) and Itabaiana to Macau (Macau Branch) ("Network I").

As of May 13, 2019, the CSN subscribed shares by capitalization of advances for future capital increase amounting R$ 27,670, therefore its participation in the share capital of the company increased from 91.69% to 92.38%. As a result of the operations described above that caused a change in the shareholder’s participation, the Company recorded a loss in the amount of R$293 recorded in shareholders' equity in other comprehensive income.

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• CSN MINERAÇÃO S.A. (“CSN Mineração”)

Headquartered in Congonhas, Minas Gerais, it is primarily engaged in the production, purchase and sale of iron ore and commercializes its products mainly in the overseas market. From November 30, 2015, the CSN Mineração S.A. has centralized mining operations of CSN, including the establishments of the mine Casa de Pedra, the port TECAR and the participation of 18.63% in MRS. The participation of the CSN in this subsidiary is 87.52%.

• MINÉRIOS NACIONAL S.A. (“Minérios Nacional”)

Headquartered in Congonhas, Minas Gerais, Mineração Nacional is mainly engaged in the production and commercialization of iron ore. This subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Casa de Pedra mines transferred to this subsidiary in the business combination process that took place in 2015.

8.d) Joint ventures and joint operations financial information

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

			12/31/2019				12/31/2018
	Joint-Venture		Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	47.26%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	670,296	17,166	65,793	345,962	2,091	19,234	29,870
Advances to suppliers	20,100	3,240	363	17,750	73	1,734	937
Other current assets	1,326,281	59,405	15,955	736,768	41,284	108,851	16,718
Total current assets	2,016,677	79,811	82,111	1,100,480	43,448	129,819	47,525
Non-current assets
Other non-current assets	789,562	258,391	24,361	804,570	2,111	222,630	25,840
Investments, PP&E and intangible assets	8,316,033	8,968,447	426,403	6,482,292	6,324	8,428,567	457,578
Total non-current assets	9,105,595	9,226,838	450,764	7,286,862	8,435	8,651,197	483,418
Total Assets	11,122,272	9,306,649	532,875	8,387,342	51,883	8,781,016	530,943

Current liabilities
Borrowings and financing	653,784	103,877		422,793	4,350	75,906
Leases	256,034
Other current liabilities	1,561,684	171,821	16,793	1,368,290	33,844	179,816	18,298
Total current liabilities	2,471,502	275,698	16,793	1,791,083	38,194	255,722	18,298
Non-current liabilities
Borrowings and financing	2,369,615	6,084,424		2,111,518	1,262	5,754,073
Leases	1,650,758
Other non-current liabilities	527,871	430,603	16,550	640,535	539	218,839	15,113
Total non-current liabilities	4,548,244	6,515,027	16,550	2,752,053	1,801	5,972,912	15,113
Shareholders’ equity	4,102,526	2,515,924	499,532	3,844,206	11,888	2,552,382	497,532
Total liabilities and shareholders’ equity	11,122,272	9,306,649	532,875	8,387,342	51,883	8,781,016	530,943

	01/01/2019 a 11/30/2019			01/01/2019 a 12/31/2019				01/01/2018 a 12/31/2018
		Joint-Venture		Joint-Operation	Joint-Venture			Joint-Operation
Participação (%)	CBSI	MRS Logística	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
		34.94%	47.26%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	267,436	3,200,809		163,048	3,726,448	166,080		166,358
Cost of sales and services	(233,830)	(2,382,828)		(83,129)	(2,476,628)	(142,254)		(77,829)
Gross profit	33,606	817,981		79,919	1,249,820	23,826	-	88,529
Operating (expenses) income	(12,328)	207,840	(18,077)	(62,660)	(313,606)	(10,884)	(18,020)	(60,104)
Financial income (expenses), net	(1,460)	(268,089)	(18,386)	1,183	(151,839)	(179)	(26,103)	(126)
Income before income tax and social contribution	19,818	757,732	(36,463)	18,442	784,375	12,763	(44,123)	28,299
Current and deferred income tax and social contribution	(6,428)	(254,378)		(6,147)	(262,760)	(3,761)		(9,452)
(Loss) profit for the year, net	13,390	503,354	(36,463)	12,295	521,615	9,002	(44,123)	18,847

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL	Version: 1

•       ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a concession, the Itá Hydropower Plant (“UHE Itá”), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. The UHE Itá concession is shared with ENGIE Brasil Energia S.A., with CSN holding 48.75%.

•       MRS LOGÍSTICA S.A. (“MRS”)

With registered offices in the City of Rio de Janeiro-RJ, this subsidiary is engaged in public railroad transportation, on the basis of an onerous concession, on the domain routes of the Southeast Grid of the federal railroad network (Rede Ferroviária Federal S.A. – RFFSA), located in the Southeast (Rio de Janeiro, São Paulo and Belo Horizonte. The concession has a 30-year term as from December 1, 1996, extendable for an equal term by exclusive decision of the concession grantor.

MRS may further engage in services involving transportation modes related to railroad transportation and participate in projects aimed at expanding the railroad service concessions granted.

For performance of the services covered by the concession, MRS leased from RFFSA for the same concession period, the assets required for operation and maintenance of the freight railroad transportation activities. At the end of the concession, all the leased assets are to be transferred to the ownership of the railroad transportation operator designated at that time.

The Company had a direct equity interest of 18.64% in the capital stock of MRS and an indirect equity interest of 18.63% through its subsidiary CSN Mineração S.A., consequently the total participation is 34.94%.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroelectric Power Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 bulb-type generating units.

CSN holds a 17.92% investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2019 is R$22,441 (R$23,596 as of December 31, 2018) and the expense in 2019 amounted to R$6,497 (R$5,827 in 2018).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint venture between CSN and CKTR Brasil Ltda, which CSN held 50% interest. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to CSN and other third-party entities and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

- Business Combination: Acquisition of control of the company CBSI –Companhia Brasileira de Serviços de Infraestrutura (“CBSI”)

On November 29, 2019, the Company acquired 50% of the capital of the company CBSI, of which it already held another 50%, becoming the holder of 100% of the shares. The value of the transaction was R$ 24,000 (twenty-four million reais) for 1,875,146 (one million eight hundred seventy-five thousand one hundred forty-six) common, nominative shares with no par value.

The parties involved recognize that the price has been established considering the liabilities, contingencies, assets and results, past and future, of CBSI, and that no additional claim will be accepted from any of the parties at any time in relation to the value of the transaction.

The market values of the assets acquired, and liabilities assumed do not differ from the book values on the acquisition date.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL	Version: 1

Determination of the purchase price:

Description	R$	Reference
Fair value of the interest held by the acquirer in the acquiree immediately before the combination	8,775	(i)
Amount paid on the acquisition of CBSI	24,000	(ii)
Purchase price considered for the business combination	32,775

i. 50% of the stake held prior to the acquisition;

ii. Total amount paid for another 50% of the CBSI company.

In accordance with CPC 15 - Business Combination, the interest held by the Company is part of the consideration transferred.

Below are the values resulting from the business combination:

Assumptions	R$
Consideration paid for the acquisition of the remaining 50% interest in CBSI	24,000
Fair value of the stake previously held by CSN	8,775
Total consideration paid for the acquisition of CBSI	32,775
Fair value of CBSI's shareholders' equity on the acquisition date	(17,550)
Goodwill	15,225

Goodwill is an asset that represents future economic benefits resulting from other assets acquired in a business combination, which are not individually identified and separately recognized. It is allocated to a separate account in the individual financial statements in the investment group and in the intangible group in the consolidated financial statements.

The balance sheet of the assets acquired, and liabilities assumed on November 29, 2019 is shown below:

ASSETS
Cash and cash equivalents	2,656
Accounts receivable	67,340
Deferred taxes	476
Other assets	11,301
Inventory	16,939
Fixed assets	9,123
Intangible assets	348
Total assets acquired	108,183
LIABILITIES
Borrowings and financing	19,781
Trade payables	15,564
Payroll and related taxes	32,855
Tax payables	1,950
Provisions	5,369
Other liabilities	15,114
Total liabilities assumed	90,633
Equity acquired	17,550

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL	Version: 1

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil network, comprising the rail segments of Eliseu Martins to Trindade, Trindade to Salgueiro, Salgueiro to Porto Suape, Salgueiro to Missão Velha and Missão Velha to Pecém (Railway II).

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under discussion with the responsible agencies, according described in item 27.b. The Management understands that new deadlines for project completion will not have material adverse effects on the expected return on the investment.

During the year 2017, the other shareholders of TLSA subscribed 2,912,997 shares in the amount of R$153,253, diluting CSN's stake in the share capital of TLSA to 46.30%. As a result of the operations described above and the variation in the shareholders 'participation in the share capital of TLSA in 2017, the Company recorded a gain in the amount of R$ 2,814 recorded in shareholders' equity in other comprehensive income. In May 2019, the Northeast Investment Fund - FINOR transferred to CSN, BNDES and BNDESPAR, 1,677,816 (one million six hundred seventy-seven thousand, eight hundred and sixteen) class “B preferred shares, of which 501,789 (five hundred and one thousand, seven hundred and eighty-nine) shares were transferred specifically to CSN. On 12/31/2019, the Company's interest in the capital of TLSA is 47.26% of the total capital and 92.60% of the voting capital.

The Management receives funds from its shareholders and third parties for completion of the works, according described in the item 27.b, which are expected to be available, based on agreements previously entered and recent discussions between the involved parties. After analyzing this matter, Management concluded as adequate the use of the accounting base of the project’s going concern in the preparation of the financial statements for the year ended December 31, 2019.

In this direction, TLSA performed an impairment test of its own long-live assets using the discount cash flow method and considered the main assumptions, as follows:

Measurement of recoverable value:

Cash Flow Projection	Until 2057
Gross Margin	Based on market studies to capture operations costs and loads, based on studies of market trends.
Estimated Costs	Costs based on studies and market trends.
Growth rate in perpetuity	Growth rate was not considered due to the projection model until the end of the concession.
Discount rate	Between 5.09% to 6.98% in real terms.

In addition, CSN, as an investor, performed an impairment test of its stake in TLSA, through TLSA ability to distribute dividends, methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by shareholders. In order to perform this test, some aspects were taken into account, such as:

•         The flow of dividends was obtained from the TLSA nominal cash flow;

•         The flow of dividends was calculated considering the annual percentages of participation, considering the dilutions of the CSN’s stakes due to the amortization of debts;

•         This flow of dividends was discounts at present value using cost of equity (Ke) embedded in the WACC rate of TLSA; and

•         This Ke obtained was the one calculated in the “rolling WACC” of TLSA.

Due to the sharing of investors risks, and by the fact that the asset that is being tested represents the cash-generating unit itself, which is equal to the legal entity, the risk determined by CSN Management is the same applied by TLSA when the evaluation of their own investments, not applying an additional risk fator to the model.

As a result, it was not necessary to recognize an impairment in the surplus-value of the investments in the year ended on December 31, 2019.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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8.e) Additional information on indirect participation in abroad operations

•         STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was formed from the former industrial steel complex of Maxhütte, located in the Germany city of Unterwellenborn, which produces steel shapes used for construction in accordance with international quality standards. Its main raw material is steel scrap; the Company has an installed production capacity of 1.1 million metric tons’ steel/year. The SWT is a wholly owned indirect subsidiary of CSN Steel S.L.U, a subsidiary of CSN.

•         COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities from the extinct Heartland Steel Inc., CSN LLC has an industrial plant in Terre Haute, Indiana State - USA, where the cold rolled and galvanized steel production lines are located, its installed production capacity is 800 thousand tons/year. CSN LLC is a wholly owned indirect subsidiary through CSN Steel S.L.U. after Merger, previously named CSN Americas S.L.U, a subsidiary of CSN.

On June 5, 2018 CSN LLC had its corporate name changed to "Heartland Steel Processing, LLC". On the same date, a new company was incorporated under the name "Companhia Siderúrgica Nacional, LLC", a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., became a wholly-owned subsidiary of CSN Steel and, on June 29, 2018, Heartland Steel Processing, LLC was sold to Steel Dynamics, Inc for the base transaction price of R$ 400million.

The new "Companhia Siderúrgica Nacional, LLC" imports and comercializes steel products and maintains its activities in the United States.

•         LUSOSIDER AÇOS PLANOS S.A. (‘Lusosider’’)

Incorporated in 1996, in succession to Siderurgia Nacional - a company privatized by the Portuguese government that year), Lusosider is the only Portuguese company of the steel industry to produce cold rolled and galvanized anti-corrosion steel. Based in Paio Pires, The Lusosider has an installed capacity of about 550,000 tons / year to produce four large groups of steel products: galvanized sheet, cold rolled sheet, pickled and oiled plate. The products are manufactured by Lusosider and may be used in the packaging industry, construction (pipes and metallic structures) and in-home appliance components.

8.f) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified at fair value through profit or loss.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL	Version: 1

The Company currently holds 11.31% (11.33% as of December 31, 2018) of Panatlântica’s total share capital.

•       USINAS SIDERURGICAS DE MINAS GERAIS S.A. – USIMINAS (“USIMINAS”)

Usiminas, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations.  Usiminas produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, the final product is sold in the domestic and foreign market. Usiminas also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. Usiminas also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, all centers are located in strategic locations for the shipment of its production.

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter about the Usiminas shares held by CSN signing a Performance Commitment Agreement), also called TCD, between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in USIMINAS, within a specified period. The deadline and percentage reduction are confidential. In addition, the political rights in Usiminas will continue suspended until the Company reaches the limits established in the TCD.

In February 2018, were sold 3,136,100 of preferred shares (USIM5) in the amount of R$ 39,377, by the exclusive fund “VR1 - Multi-Credit Private Investment Fund.

As of December 31, 2019, and 2018, the Company’s interest in Usiminas’s capital was 15.19% in common shares and 20.29% in preferred shares.

In December 2019, the Company opted to reclassify the investment measured at fair value through profit or loss to current assets through a new management decision regarding the maintenance of shares in line with its asset sale strategy.

USIMINAS is listed on the São Paulo Stock Exchange (“B3 S.A.”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2019 and 2018 CSN held 20.00% of Arvedi’s share capital.

8.g) Investment Property

The Company maintains several properties for the purpose of using them in its operations, whether for industrial expansions, or for the benefit of its employees and the communities adjacent to its industrial plants.

During the year of 2019, the Company started technical studies for the exploration of real estate activities aiming at earning income and capital appreciation. Already with a view to implementing these activities, during 2019 some land and buildings that were classified as fixed assets were reclassified to investment properties as shown below:

			Consolidated		Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Cost	68,877	53,816	122,693	65,698	41,528	107,226
Accumulated depreciation		(21,498)	(21,498)		(21,498)	(21,498)
Balance at December 31,2019	68,877	32,318	101,195	65,698	20,030	85,728

On December 31, 2019, the Company's management estimated the fair value of investment properties in R$1,7 billion.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL	Version: 1

9.     PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (ii)	Right of use (i)	Other (*)	Total
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436		80,135	18,046,864
Cost	287,854	3,751,429	22,426,782	165,331	3,282,436		355,768	30,269,600
Accumulated depreciation		(1,072,791)	(10,739,511)	(134,801)			(275,633)	(12,222,736)
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436		80,135	18,046,864
Effect of foreign exchange differences	1,499	2,978	8,033	106	2,464		56	15,136
Acquisitions	6,125	16,116	459,460	1,763	1,924,520	43,111	41,574	2,492,669
Capitalized interest (notes 24 and 29)		13			117,176			117,189
Write-off (note 23)	(2,143)	(130)	(80,426)	(1)	(30,400)	(1,354)	(149)	(114,603)
Depreciation (note 22)		(135,313)	(1,241,026)	(5,999)		(58,843)	(25,038)	(1,466,219)
Transfers to other asset categories	790	294,872	1,766,047	2,629	(2,053,290)		(11,048)
Transfer to intangible assets		(31)			(11,865)			(11,896)
Right of use- Initial recognition						640,989		640,989
Right of use - Remesurement						(151,558)		(151,558)
ARO Update		225,125						225,125
Transfer to Investment Property	(67,176)	(20,030)			(13,989)			(101,195)
Consolidation CBSI			4,940	(573)			4,756	9,123
Others			(680)					(680)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Cost	226,949	4,250,471	24,372,514	170,229	3,217,052	531,044	386,144	33,154,403
Accumulated depreciation		(1,188,233)	(11,768,895)	(141,774)		(58,699)	(295,858)	(13,453,459)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944

								Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908		19,989	9,562,973
Cost	95,107	1,323,762	13,411,258	97,642	1,294,908		123,104	16,345,781
Accumulated depreciation		(276,428)	(6,317,995)	(85,270)			(103,115)	(6,782,808)
Balance at December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908		19,989	9,562,973
Acquisitions	2,165	10,873	252,218	489	1,234,123	20,461	5,028	1,525,357
Capitalized interest (notes 24 and 29)					27,961			27,961
Write-off (note 23)	(1,954)		(71,686)	(3)	(15,020)	(1,338)		(90,001)
Depreciation (note 22)		(35,732)	(647,336)	(2,379)		(22,396)	(3,966)	(711,809)
Transfers to other asset categories	788	21,009	969,835	(6)	(995,276)		3,650
Transfer to intangible assets					(10,115)			(10,115)
Right of use- Initial recognition						61,072		61,072
Right of use - remesurement						(13,626)		(13,626)
Transfer to Investment Property	(65,698)	(20,030)						(85,728)
Balance at December 31, 2019	30,408	1,023,454	7,596,294	10,473	1,536,581	44,173	24,701	10,266,084
Cost	30,408	1,309,542	14,333,445	98,103	1,536,581	66,435	131,753	17,506,267
Accumulated depreciation		(286,088)	(6,737,151)	(87,630)		(22,262)	(107,052)	(7,240,183)
Balance at December 31, 2019	30,408	1,023,454	7,596,294	10,473	1,536,581	44,173	24,701	10,266,084

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL	Version: 1

(i)             Right of use

The movement of the rights of use as of December 31, 2019 is as follows.

                                                                                                                                                                                                  Consolidated

	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	556,133	54,513	9,783	20,560	640,989
Addition		6,719	34,197	2,195	43,111
Remeasurement	(152,915)	12,112	(4,525)	(6,230)	(151,558)
Depreciation	(21,314)	(9,190)	(15,311)	(13,028)	(58,843)
Write-off	(1,338)			(16)	(1,354)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Cost	401,746	73,344	39,455	16,499	531,044
Accumulated depreciation	(21,180)	(9,190)	(15,311)	(13,018)	(58,699)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345

                                                                                                                        Parent Company

	Land	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	37,864	9,784	13,424	61,072
Addition		20,461		20,461
Remesurement – Right of use	1,326	(4,526)	(10,426)	(13,626)
Depreciation	(7,707)	(12,139)	(2,550)	(22,396)
Write-off	(1,338)			(1,338)
Balance at December 31, 2019	30,145	13,580	448	44,173
Cost	37,719	25,719	2,997	66,435
Accumulated depreciation	(7,574)	(12,139)	(2,549)	(22,262)
Balance at December 31, 2019	30,145	13,580	448	44,173

(ii)            Construction in progress

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		12/31/2019	12/31/2018
Logistics
	Current investments for maintenance of current operations.				81,944	89,595
					81,944	89,595
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	883,742	844,194
	Expansion of TECAR export capacity.	2009	2022	(2)	303,965	289,298
	Current investments for maintenance of current operations.				389,510	725,616
					1,577,217	1,859,108
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2020		75,582	94,920
	Current investments for maintenance of current operations.			(3)	811,049	558,922
					886,631	653,842
Cement
	Construction of cement plants.	2011	2023	(4)	577,712	585,163
	Current investments for maintenance of current operations.				93,548	94,728
					671,260	679,891
Construction in progress					3,217,052	3,282,436

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to the technological modernization of the continuous running machines, increased efficiency in zinc plating line and contractual agreement signed for the supply of new equipment;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Buildings	38	38	41	41
Machinery, equipment and facilities	21	22	22	24
Furniture and fixtures	12	11	12	11
Others	14	15	14	13

9.a) Capitalized Interest

As of December 31, 2019, the Company capitalized borrowing costs amounting to R$117,189 in consolidated and R$27,961 in parent company (as of December 31, 2018, R$71,611 in consolidated and R$16,683 in parent company). These costs are basically estimated for the mining projects, mainly relating to (i) the expansion of Casa de Pedra (MG) and TECAR (RJ), see notes 24 and 29. The rates for non-specific projects in the year ended December 31, 2019 are 6.58% (6.31% as of December 31, 2018).

10.   INTANGIBLE ASSETS

							Consolidated			Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Rights and licenses	Total
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613		49,613
Cost	3,831,338	573,614	161,067	150,009	3,185,701	1,491	7,903,220	125,768		125,768
Accumulated depreciation	(131,077)	(284,841)	(106,095)		(18,702)		(540,715)	(76,155)		(76,155)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613		49,613
Effect of foreign exchange differences		4,711	3	3,092		33	7,839
Acquisitions and expeditures			1,387			40	1,427
Transfer to property, plant and equipment			7,808		4,088		11,896	6,027	4,088	10,115
Amortization (note 22)		(47,345)	(10,657)		(127)		(58,129)	(7,588)	(2)	(7,590)
Goodwill - Acquisition 50% CBSI (Note 8d)	15,225						15,225
Consolidation CBSI on November 30, 2019.			346	2			348
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781	48,052	4,086	52,138
Cost	3,846,563	585,407	171,152	153,103	3,189,789	1,564	7,947,578	131,795	4,088	135,883
Accumulated depreciation	(131,077)	(339,268)	(117,293)		(18,829)		(606,467)	(83,743)	(2)	(83,745)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781	48,052	4,086	52,138

The average useful lives by nature are as follows (in years):

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Software	9	7	9	8
Customer relationships	13	13

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10.a) Impairment testing

The goodwill arising from expectations for future profitability of the companies acquired and the intangible assets with indefinite useful lives (trademarks) have been allocated to the operational divisions (cash-generating units) of CSN, which represent the lowest level of assets or group of assets. According to CPC 01(R1)/ IAS36, when a CGU has an intangible asset with indefinite useful life allocated, the Company performs an impairment test. The CGU with intangible assets in this situation are as follows:

						Consolidated
		Goodwill		Trademarks		Total
Cash generating unity	Segment	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Packaging (1)	Steel	158,748	158,748			158,748	158,748
Long steel (2)	Steel	235,595	235,595	153,103	150,009	388,698	385,604
Minning (3)	Mining	3,196,588	3,196,588			3,196,588	3,196,588
Other Steel (4)	Steel	15,225				15,225
		3,606,156	3,590,931	153,103	150,009	3,759,259	3,740,940

(1)      The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011.

(2)     The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3)     Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração, concluded in December 2015, tested annually for the purpose of analyzing recoverability.

(4)     On November 29, 2019, CSN acquired the entire stake held by CKTR Brasil Serviços Ltda., corresponding to 50% of CBSI's shares, and now holds 100% of CBSI's share capital.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible assets. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

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The main assumptions used in calculations of value in use at December 31, 2019 are as follows:

	Metal packaging	Mining	Other Steel	Flat steel (*)	Logistic (**)
Measurement of recoverable value	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow	Discounted Cash Flow
Cash flow projection	Until 2029 + perpetuity	Until 2054	Until 2029 + perpetuity	Until 2029 + perpetuity	Until 2027
Gross Margin	Gross margin updated based on historical data, impacts of business restructuring and market trends	Reflects projection of costs due to the progress of the mining plan as well as startup and ramp up of projects. Price and exchange rate projected according industry reports.	Gross margin updated based on historical data and market trends	Gross margin updated based on historical data and market trends.	Estimated based on market studies for cargo captures and operational costs according market trends.
Cost atualization	Cost based on historical data of each product and impacts of business restructuring	Updated costs based on historical data, progress of mining plan as well as startup and ramp up of projects	Updated costs based on historical data and market trends	Updated costs based on historical data and market trends	Costs based on historical data and market trends
Perpetual growth rate	Without growth	Without perpetuity	Without growth	Growth of 1.4% p.a in real terms updated by long term inflation of 1.7% p.a. of the Euro zone	Without perpetuity
Discount rate

For metal packaging, the cash flow considered a discount rate around 8% p.a. in real terms. For mining, flat steel and other steel (CBSI), cash flows considered a discount rate between 10% and 12% p.a. in nominal terms. For the logistic segment, cash flow was discounted using a discount rate between 5.09% and 5.41% p.a. in real terms. The discount rate was based on the weighted average cost of capital ("WACC") that reflects the specific risk of each segment.

(*) Refer to assets of subsidiary Lusosider, located in Portugal. The discount rate was applied on the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

(**) Refer to assets of subsidiary FTL – Ferrovia Transnordestina Logística S.A.

For the subsidiary SWT – long steel, the measurement of recoverable value was based on fair value and classified as Level 3, based on unobservable inputs that reflect the assumptions that market participants would use for pricing, including risk assumptions and discount rate.

Based on the analyses conducted by Management, it was not necessary to record losses by impairment to those assets for the year ended on December 31, 2019.

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11.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

			Consolidated				Parent Company
		Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Debt agreements in the international market
Variable interest in US$:
Prepayment		1,769,975	1,016,737	2,563,928	3,830,240	1,769,055	1,016,737	2,362,393	3,830,240
Fixed interest in US$:
Bonds, Perpetual Bonds and ACC	(1)	2,047,032	2,490,178	10,177,517	8,613,491	52,986	478,463
Intercompany						1,549,329	3,053,435	7,344,014	3,612,811
Fixed interest in EUR
Intercompany						655	16,988	1,241,360	997,809
Others		223,204	181,056	147,241	106,535
		4,040,211	3,687,971	12,888,686	12,550,266	3,372,025	4,565,623	10,947,767	8,440,860

Debt agreements in Brazil
Securities with variable interest in R$:
BNDES/FINAME, Debentures, NCE and CCB	(2)	1,086,985	1,890,451	10,049,783	10,710,678	1,026,230	1,827,769	8,799,642	9,314,315
Securities with fixed interest in R$:
Intercompany		25,038				25,038		27,507
Prepayment			103,375				103,375
		1,112,023	1,993,826	10,049,783	10,710,678	1,051,268	1,931,144	8,827,149	9,314,315
Total Borrowings and Financing		5,152,234	5,681,797	22,938,469	23,260,944	4,423,293	6,496,767	19,774,916	17,755,175
Transaction Costs and Issue Premiums		(26,391)	(28,358)	(97,276)	(87,309)	(26,453)	(22,379)	(72,296)	(67,967)
Total Borrowings and Financing + Transaction Costs		5,125,843	5,653,439	22,841,193	23,173,635	4,396,840	6,474,388	19,702,620	17,687,208

(1)      In April 2019, the Company issued debt securities in the foreign market ("Bonds"), through its subsidiary CSN Resources S.A., in the amount of

US$ 1 billion, being US$ 400 million with maturity in February 2023 and US$600 million with maturity in April 2026, both with interest of 7.625% per annum. Between April and May 2019, a tender offer ("Tender Offer") of the Notes was issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, having repurchased US$ 1 billion in bonds with maturity in 2019 and 2020. In July 2019, the Company issued thought to its subsidiary CSN Resources, debt securities in the foreign market (“Bonds”), in the amount of US$ 175million, with maturity in February 2023 and interest of 7.625% per annum and made the final payment of the debt in the foreign market (“Notes”), issued by the company CSN Islands XI Corp in September 2019 in the amount of US$ 142 million

(2)     In January 2019, the Company issued debt securities in the domestic market (“Debentures”), in the amount of R$ 1,950 million, with maturity in 2023 and interest of 126,8% of CDI.

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The following table shows the average interest rate:

	Consolidated		Parent Company
		12/31/2019		12/31/2019
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	6.66%	16,558,452	6.70%	13,077,777
R$	5.71%	11,161,806	5.67%	9,878,417
EUR	2.20%	370,445	2.20%	1,242,015
		28,090,703		24,198,209

(i) In order to determine the average interest rates for debt contracts with floating rates, the Company used the rates applied as of December 31, 2019. In the Parent Company, considers the interest rate of intercompany contracts.

11.a) Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2019, the principal amount updated with interest and monetary adjustment, financing and long-term debentures by maturity year are as follows:

				Consolidated	Parent Company
				12/31/2019	12/31/2019
				Principal	Principal
	Bank loans	Capital markets	Development agencies	Total	Total
2021	2,884,003	636,667	55,636	3,576,306	2,956,113
2022	2,700,341	556,666	54,836	3,311,843	6,440,194
2023	2,945,897	4,378,398	53,957	7,378,252	3,247,287
2024	1,575,437		64,746	1,640,183	5,220,555
2025			68,595	68,595	456,969
After 2025		2,418,420	514,170	2,932,590	1,453,798
Perpetual bonds		4,030,700		4,030,700
	10,105,678	12,020,851	811,940	22,938,469	19,774,916

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11.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Opening balance	28,827,074	29,510,844	24,161,596	29,033,017
Raised (1)	10,149,381	2,154,471	6,798,683	602,110
Payment of principal	(11,775,093)	(5,019,978)	(7,431,176)	(6,098,209)
Payment of charges	(2,039,112)	(2,141,710)	(1,400,496)	(1,670,988)
Provision of charges (Note 24)	1,996,305	2,009,688	1,376,862	1,541,639
Consolidation of CBSI as of November 30, 2019	19,722
Disposal of LLC		(10,544)
Others (2)	788,759	2,324,303	593,991	754,027
Closing balance	27,967,036	28,827,074	24,099,460	24,161,596

(1) Of the funding raised in the consolidated in 2019, R$100,661 (R$ 10,792 on December 31,2018) was raised to purchase fixed assets – see note 29.

(2) Includes unrealized exchange and monetary variations.

As of December 31,2019, the Group raised and paid borrowings as shown below:

•       Funding raised and amortizations:

			Consolidated 12/31/2019
Nature	Raised	Amortization of principal	Amortization of charges
Prepayment	805,288	(1,596,711)	(319,257)
Bonds, Perpetual bonds, ACC and Facility	6,616,544	(5,959,029)	(882,007)
BNDES/FINAME, Debentures, NCE and CCB	2,727,549	(4,219,353)	(837,848)
	10,149,381	(11,775,093)	(2,039,112)

•       Covenants

The Company’s borrowing agreements stablish the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and financial indicators, besides the publication of its audited financial statements within the regulatory terms or payment of commission on risk assumption if certain financial indicators reaches the levels set out in such agreements. The Company has complied with all financial and non-financial obligations (covenants) of its current contracts. In the year of 2019, the Company has provisioned in the Consolidated and Parent Company R$10,531 (as of December 31, 2018 in Consolidated R$38,134 and in the Parent Company R$14,031) for risk-taking commission.

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12.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company can operate with various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also can operate into derivative transactions, currency swap, interest rate swap and commodity swap operations.

Considering the nature of the instruments, the fair value is basically determined using quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in short time maturity. Considering the term and the characteristics of these instruments, the carrying amounts approximate the fair values.

•           Classification of financial instruments

							Consolidated
				12/31/2019			12/31/2018
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		1,088,955	1,088,955		2,248,004	2,248,004
Financial investments	4		2,633,173	2,633,173		895,713	895,713
Trade receivables	5		2,047,931	2,047,931		2,078,182	2,078,182
Dividends receivable	7		44,554	44,554		46,171	46,171
Derivative financial instruments	7	1,364		1,364	351		351
Trading securities	7	4,034		4,034	4,503		4,503
Loans - related parties	7					2,675	2,675
Total		5,398	5,814,613	5,820,011	4,854	5,270,745	5,275,599

Non current
Financial investments	4		95,719	95,719		7,772	7,772
Other trade receivables	7		7,059	7,059		7,451	7,451
Compulsory loan - Eletrobrás	7		845,284	845,284		813,428	813,428
Loans - related parties	7		846,300	846,300		706,605	706,605
Investments	8	47,300		47,300	2,279,189		2,279,189
Derivative financial instruments	7	4,203		4,203
Total		51,503	1,794,362	1,845,865	2,279,189	1,535,256	3,814,445

Total Assets		56,901	7,608,975	7,665,876	2,284,043	6,806,001	9,090,044

Liabilities
Current
Borrowings and financing	11		5,152,234	5,152,234		5,681,797	5,681,797
Leases	13.a		35,040	35,040
Trade payables			3,012,654	3,012,654		3,408,056	3,408,056
Trade payables - Drawee risk	13		1,121,312	1,121,312		65,766	65,766
Dividends and interest on equity	13		13,252	13,252		932,005	932,005
Total			9,334,492	9,334,492		10,087,624	10,087,624

Non current
Borrowings and financing	11		22,938,469	22,938,469		23,260,944	23,260,944
Leases	13.a		439,350	439,350
Total			23,377,819	23,377,819		23,260,944	23,260,944

Total Liabilities			32,712,311	32,712,311		33,348,568	33,348,568

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							Parent Company
				12/31/2019			12/31/2018
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		392,107	392,107		539,853	539,853
Financial investments	4		2,596,424	2,596,424		882,997	882,997
Trade receivables	5		1,691,643	1,691,643		1,965,817	1,965,817
Dividends receivable	7		33,447	33,447		259,186	259,186
Trading securities	7	3,875		3,875	4,352		4,352
Loans - related parties	7					22,807	22,807
Total		3,875	4,713,621	4,717,496	4,352	3,670,660	3,675,012

Non current
Financial investments	4		95,719	95,719
Other trade receivable	7		1,109	1,109		1,213	1,213
Compulsory loan - Eletrobrás	7		844,438	844,438		812,803	812,803
Loans - related parties	7		883,394	883,394		588,285	588,285
Investiments	8	47,300		47,300	2,279,189		2,279,189
Derivative financial instruments	7	4,203		4,203		-	-
Total		51,503	1,824,660	1,876,163	2,279,189	1,402,301	3,681,490

Total assets		55,378	6,538,281	6,593,659	2,283,541	5,072,961	7,356,502

Liabilities
Current
Borrowings and financing	11		4,423,293	4,423,293		6,496,767	6,496,767
Leases	13.a		17,269	17,269
Trade payables			2,506,244	2,506,244		2,655,091	2,655,091
Trade payables - Drawee risk	13		1,121,312	1,121,312		65,766	65,766
Dividends and interest on equity	13		13,252	13,252		900,541	900,541
Total			8,081,370	8,081,370		10,118,165	10,118,165

Non Current
Borrowings and financing	11		19,774,916	19,774,916		17,755,175	17,755,175
Leases	13.a		28,671	28,671
Total			19,803,587	19,803,587		17,755,175	17,755,175

Total Liabilities			27,884,957	27,884,957		27,873,340	27,873,340

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•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated		12/31/2019			12/31/2018
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		1,364	1,364		351	351
Trading securities	4,034		4,034	4,503		4,503
Non-current
Financial assets at fair value through profit or loss
Investments	47,300		47,300	2,279,189		2,279,189
Financial derivative instruments		4,203	4,203
Total Assets	51,334	5,567	56,901	2,283,692	351	2,284,043

Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Usiminas (“Ações Usiminas”) and shares of Panatlântica S.A (PATI 3), which are designated as fair value through profit or loss.

Usiminas assets are classified as current asset recognized as financial investment and shares of Panatlântica as noncurrent assets recognizes as investments. Both are recorded at fair value, based on the market price quotation on the stock exchange (B3 S.A.).

In accordance with the Company's policy, gains and losses arising from changes in the share price are recorded directly in the statement of income under Other Operating Income and Expenses.

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	12/31/2019				12/31/2018				12/31/2019
Class of shares	Quantity	Interest (%)	Share price	Closing Balance	Quantity	Interest (%)	Share price	Closing Balance	Fair value adjustment recognized in profit or loss (note 23)
USIM3	107,156,651	15.19%	9.87	1,057,636	107,156,651	15.19%	11.44	1,225,872	(168,236)
USIM5	111,144,456	29.29%	9.51	1,056,984	111,144,456	29.29%	9.22	1,024,751	32,232
				2,114,620				2,250,623	(136,004)
PATI3	2,065,529	11.31%	22.90	47,300	1,997,642	11.33%	14.30	28,566	17,224
				2,161,920				2,279,189	(118,780)

• Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss that have their prices based on the market price on B3.

III -           Financial risk management:

The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks is regularly monitored and managed to assess the results and the financial impact on cash flow. The credit limits and hedge quality of the counterparties are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

12.a) Foreign exchange rate and interest rate risks:

•           Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

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The consolidated net exposure as of December 31, 2019 is as follows:

		12/31/2019
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	105,485	10,937
Trade receivables	346,264	1,179
Other assets	3,516	5,815
Total Assets	455,265	17,931
Borrowings and financing	(4,096,899)	(24,395)
Trade payables	(69,284)	(10,488)
Other liabilities	(2,680)	(963)
Total Liabilities	(4,168,863)	(35,846)
Foreign exchange exposure	(3,713,598)	(17,915)
Cash flow hedge accounting	2,530,713
Swap CDI x Dollar	67,000
Net Investment hedge accounting		24,000
Net foreign exchange exposure	(1,115,885)	6,085
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(115,885)	6,085

CSN uses as strategy hedge accounting, as well as derivative instruments to hedge CSN’s future cash flows.

•           Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

In item 12b) we show the derivatives and hedging strategies to hedge foreign exchange risks.

12.b) Hedging instruments: Derivatives and cash flows hedge accounting and foreign net investment hedge:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

•           Portfolio of derivative financial instruments

Exchange rate swap Dollar x Euro

The subsidiary Lusosider has derivative operations to hedge its dollar exposure against the euro.

Exchange rate swap CDI x Dollar

The company has derivative operations with Bradesco Bank to hedge its NCE debt raised in September 2019 with maturity in October 2023 in the amount of US$ 67million (equivalent to R$ 278milhões), at a cost consistent with that usually praticed by the Company.

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Annual Financial Statements - December 31, 2019 – CIA SIDERURGICA NACIONAL	Version: 1

							Consolidated
							12/31/2019
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2019
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BCP	02/07/2020	Dollar	12,875	51,923	(50,559)	1,364	783
Total Dollar-to-Euro swap			12,875	51,923	(50,559)	1,364	783

Bradesco	10/02/2023	Dollar	67,000	298,385	(294,182)	4,203	4,203
Total Swap CDI x dollar			67,000	298,385	(294,182)	4,203	4,203

				350,308	(344,741)	5,567	4,986

•       Classification of the derivatives in the balance sheet and statement of income

				12/31/2019
Instruments	Assets			Financial income (expenses), net (note 24)
	Current	Non-current	Total
Dollar to euro swap	1,364		1,364	783
Swap CDI x dollar		4,203	4,203	4,203
	1,364	4,203	5,567	4,986

•       Cash flow hedge accounting

The Company formally designate cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations - relating to sales made in US dollars.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar fluctuations on liabilities and on exports. The adoption of this hedge accounting does not entail entering any financial instrument. As of December 31, 2019, US$2,530,713 in exports to be carried out from October 2019 until April 2026 are designated.

In order to support the designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. The Company carries out continuous assessments of prospective and retrospective effectiveness, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of December 31, 2019:

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									12/31/2019
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(500,000)	(384,346)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(175,000)	(23,184)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6805	30,000			(40,506)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6780	35,000			(47,345)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6760	35,000			(47,409)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(15,000)	(11,254)	(38,223)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000	(25,000)	(14,676)	(55,928)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000	(12,000)	(4,315)	(13,423)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000	(40,000)	(13,574)	(42,318)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000	(10,000)	(3,242)	(10,125)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000	(28,000)	(9,077)	(28,350)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000	(12,000)	(3,890)	(12,150)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000	(12,000)	(4,004)	(11,686)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	Outubro de 2018 a Outubro de 2022	3.3940	355,000	(84,091)	(12,990)	(172,488)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(644,000)	(305,801)	(378,915)
7/31/2019	Bonds and Export prepayments in US$	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,759			(356,904)
Total						4,087,804	(1,557,091)	(790,353)	(1,255,770)

 (*) In 2019, was recognized in other operating, the amount of (R$790,353). On December 31,2018 was (R$370,191).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of December 31, 2019 is as follows:

	12/31/2018	Movement	Realization	12/31/2019
Cash flow hedge accounting	1,441,295	604,828	(790,353)	1,255,770
Fair value of cash flow hedge accounting, net of taxes	1,441,295	604,828	(790,353)	1,255,770

As of December 31, 2019, the hedging relationships established by the Company were effective, according to prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange variation on the borrowings affected the statement of income, in the financial result line item, and the exchange variation on the net assets of the foreign operation directly affected the shareholder’s equity, in other comprehensive income.

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As from September 1st, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of December 31, 2019 are as follows:

						12/31/2019
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/30/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(96,000)	1,469
Total					120,000	(96,000)	1,469

The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of December 31, 2019 is as follows:

	12/31/2018	Movement	12/31/2019
Net Investment hedge accounting	3,941	(2,472)	1,469
Fair value of net investment hedge in foreign operations	3,941	(2,472)	1,469

As of December 31, 2019, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

12.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•       Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of December 31, 2019.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				12/31/2019
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	4.0307	4.4946	5.0384	6.0461
EUR	4.5305	5.0038	5.6631	6.7958
USD x EUR	1.1234	1.1122	1.4043	1.6851

			12/31/2019
Interest	Interest rate	Scenario 1	Scenario 2
CDI	4.40%	5.50%	6.60%
TJLP	5.57%	6.96%	8.36%
LIBOR	1.91%	2.39%	2.87%

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The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					12/31/2019
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	2,530,713	Dollar	1,173,998	2,550,136	5,100,272

Swap CDI x Dollar	67,000	Dollar	31,081	67,514	135,028
Currency position
(not including exchange derivatives above)	(3,713,598)	Dollar	(1,722,738)	(3,742,100)	(7,484,200)

Consolidated exchange position	(1,115,885)	Dollar	(517,659)	(1,124,450)	(2,248,900)
(including exchange derivatives above)

Net Investment hedge accounting	24,000	Euro	11,359	27,183	54,366

Currency position	(17,915)	Euro	(8,479)	(20,291)	(40,582)

Consolidated exchange position	6,085	Euro	2,880	6,892	13,784
(including exchange derivatives above)

Dollar-to-euro swap	12,875	Dólar	(1,887)	9,021	15,944

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – depreciation of Real by 11.51% / Real x Euro – depreciation of Real by 10.45%. Euro x Dollar – appreciation of Euro by 1.0%. Source: quotations from Central Bank of Brazil and Central Bank of Europe on 02/03/2020.

•       Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of December 31, 2019.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	5.57		(870,637)	(2,481)	(12,124)	(24,248)
Libor	1.91		(4,275,363)	(57,620)	(20,438)	(40,876)
CDI	4.40	462,831	(10,148,220)	(28,594)	(106,539)	(213,078)

 (*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of December 31, 2019 recognized in the company's assets and liabilities.

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12.d) Liquidity risk

It is the risk that the Company does not have sufficient liquid resources to honor its financial commitments, as a result of mismatching of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 11.

The following table shows the contractual maturities of financial liabilities and lease liabilities, including accrued interest.

					Consolidated
At December 31, 2019	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 11)	5,152,234	6,888,149	9,087,030	6,963,290	28,090,703
Lease (Note 13a)	35,040	44,873	44,872	349,605	474,390
Trade payables (note 12I)	3,012,654				3,012,654
Trade payables – Drawee risk (note 12I)	1,121,312				1,121,312
Dividends and interest on equity (note 13)	13,252				13,252

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		12/31/2019		12/31/2018
	Carrying amount	Fair value (*)	Carrying amount	Fair value (*)
Perpetual bonds	4,036,186	3,706,553	3,880,074	2,850,615
Fixed Rate Notes	8,090,297	8,345,471	6,745,132	7,595,765

 (*) Source: Bloomberg

• Credit Risks

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

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• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

Thousands of reais	12/31/2019	12/31/2018
Shareholder's equity (equity)	11,361,932	10,013,440
Borrowings and Financing (Third-party capital)	27,967,036	28,827,074
Gross Debit/Shareholder's equity	2.46	2.88

13.   OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

	Consolidated					Parent Company
	Current		Non-current		Current		Non-current
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Payables to related parties (note 18b)	46,063	35,499	88,021	96,629	457,577	308,056	318,967	14,501
Dividends and interest on capital (note 12I)	13,252	932,005			13,253	900,541
Advances from customers (1)	787,604	137,418	1,845,248		72,404	64,416
Taxes in installments	19,498	20,179	67,727	73,934	9,777	9,756	1,985	2,378
Profit sharing - employees	162,866	113,219			111,171	72,555
Taxes payable			8,805	8,631			7,319	7,145
Provision for consumption and services	204,299	334,638			132,262	260,942
Third party materials in our possession	78,820	45,915			61,976	45,721
Trade payables - drawee risk (2)	1,121,312	65,766			1,121,312	65,766
Lease Liabilities (note 13a)	35,040		439,350		17,269		28,671
Other payables	57,690	85,984	44,551	48,134	22,787	17,551
	2,526,444	1,770,623	2,493,702	227,328	2,019,788	1,745,304	356,942	24,024

(1) Glencore Advance: On March 29, 2019, the Company received in advance through its subsidiary CSN Mineração the amount of US$ 496 million (R$ 1,951 billion) related to a supply contract of approximately 22 million tons of ore to the Swiss trader Glencore International AG ("Glencore"), to be executed within 5 years. On July 11, 2019, CSN Mineração entered into an amendment to the contract with Glencore and received in advance on August 5, 2019 US$ 250million (R$ 956million) for the additional supply of approximately 11 million tons of iron ore.

(2) Trade Payables – Drawee risk: The Company negotiated with financial institutions allowing its suppliers to anticipate receivables from sales of goods, in order to extend the terms of their own obligations. The effective prepayment of receivables depends on acceptance by its suppliers, given that their participation is not mandatory.  The Company is not reimbursed and / or benefited by the financial institution from discounts for payment executed before the due date agreed with the supplier, there is no change in the degree of subordination of the security in case of judicial execution and no changes in the commercial conditions existing between the Company and its suppliers.

13.a.) LEASE LIABILITIES

The lease liabilities are presented in financial statement as follows:

		Consolidated		Parent Company
	12/31/2019	First adoption	12/31/2019	First adoption
Leases	1,501,960	1,533,556	53,279	71,114
Present value adjustment - Leases	(1,027,570)	(892,567)	(7,339)	(10,042)
	474,390	640,989	45,940	61,072
Classified:
Current	35,040	39,243	17,269	21,390
Non-current	439,350	601,746	28,671	39,682
	474,390	640,989	45,940	61,072

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The Company adopted IFRS 16 / CPC 06 (R2) as of January 1, 2019, using the modified retrospective approach that does not require the presentation of comparative balances. As a result of adopting IFRS 16/CPC 06 (R2), the Company changed the accounting policy for lease agreements.

The Company has lease agreements for port terminals in Itaguaí, the Cargo Terminal - TECAR, used for the loading and unloading of iron ores and the Container Terminal - TECON, the agreements have a remaining term of 28 and 32 years respectively and contract lease for railway operation using the Northeast network with a remaining term of 8 years.

Additionally, the Company has property lease agreements, used as operational facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 2, 5 and 16 years.

CSN also has lease agreements for operating equipment, used in mining and steel operations, with terms of 2 to 5 years.

The present value of future obligations was measured using the implicit rate observed in the contracts, for contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms

The IBR was acquired through consultation with the Company's relationship banks according to the average term of the contracts, following the guidelines of Official Letter / CVM / SNC / SEP No. 02/2019.

The average rates used to measure the lease and rights to use:

			12/31/2019
Contract term (in years)	Incremental - IBR (a.a)		Implicit (a.a)
	BRL	EURO	BRL
1	7.78%	0.52%
2	8.16%
3	8.53%
4	8.90%	1.11%
5	9.27%
6		1.24%
9			6.75%
16	12.25%
29			8.30%
32			15.22%

Changes in lease liabilities for the period ended December 31, 2019 are shown in the table below.

		12/31/2019
	Consolidated	Parent Company
Opening balance	640,989	61,072
New leases (note 9)	106,584	12,979
Present Value Adjustments - New leases (note 9)	(54,080)	(838)
Contract review	(175,609)	(5,308)
Write off	(1,374)	(1,357)
Payments	(94,727)	(25,393)
Interest appropriated	52,607	4,785
Net balance	474,390	45,940

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The minimum future payments estimated to leasing agreements include variable payments, essentially fixed when based on minimum performance and contractually fixed rates.

As of December 31, 2019 are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	86,062	319,162	1,096,736	1,501,960
Present value adjustment - Leases	(51,022)	(229,417)	(747,131)	(1,027,570)
	35,040	89,745	349,605	474,390

• PIS and COFINS recoverable

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. We show below the potential right of PIS and COFINS embedded in the lease liability.

		12/31/2019
	Consolidated	Parent Company
Leases	1,489,789	50,899
Present value adjustment - Leases	(1,026,919)	(6,963)
Potencial PIS and COFINS credit	137,805	4,708
Present value adjustment – Potential PIS and COFINS credit	(96,461)	(800)

•            Payments of leases not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a maturity of less than twelve months and for assets with low value. The realized payments to these contracts are recognized as expenses, when incurred.

The Company has lease agreements for the use of ports (TECAR) and railways (FTL) which, even if they establish minimum performance, cannot determine their cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred

Expenses related to payments not included in the measurement of a lease liability during the actual exercise are:

	Consolidated	Parent Company
	12/31/2019	12/31/2019
Contract less than 12 months	10,819	-
Lower Assets value	3,853	7,464
Variable lease payments	177,460	21,211
	192,132	28,675

In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique to measure and remeasure liabilities and right to use, without considering the projected inflation in the flows to be discounted.

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Considering Official Letter / CVM / SNC / SEP No. 02/2019, the Company discloses below the comparative balances of lease liabilities, right of use, financial expenses and depreciation expenses with the use of rates in real terms to discount a present value of flows also in real terms.

				12/31/2019
	Consolidated		Parent Company
	Rate in nominal terms and actual flow	Rate and actual flow in termos nominais	Taxa em termos nominais and actual flow	Taxa e fluxo em termos nominais
Lease Liability	474,390	579,390	45,940	48,515
Right of net use	472,345	567,905	44,173	45,795
Financial expenses	(49,118)	(57,556)	(4,521)	(4,881)
Depreciation	(53,826)	(57,356)	(20,400)	(20,992)

To measure the balances using the rate in real terms, the inflation projection (IPCA) released by the Central Bank of Brazil was used.

14.   INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

	Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Income tax and social contribution income (expense)
Current	(1,564,622)	(827,229)	24,242	(210,887)
Deferred	2,398,400	576,895	2,452,985	509,458
	833,778	(250,334)	2,477,227	298,571

The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Profit/(Loss) before income tax and social contribution	1,410,733	5,450,917	(688,160)	4,775,565
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(479,649)	(1,853,312)	233,974	(1,623,692)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	46,737	50,134	924,949	277,655
Profit with differentiated rates or untaxed	(236,404)	(46,006)
Transfer price adjustment	(18,494)	(74,836)	(11,938)	(53,780)
Tax loss carryforwards without recognizing deferred taxes	(21,095)	(27,683)
Indebtness limit	(20,393)	(38,486)	(20,393)	(38,486)
Unrecorded deferred taxes on temporary differences	(2,835)	(11,964)
(Loss)/Reversal for deferred income and social contribution tax credit	1,530,185	1,807,909	1,530,185	1,807,909
Deferred tax in foreign profit	(14,424)	(30,219)	(14,424)	(28,847)
Tax incentives	39,042	36,710		9,203
Deferred tax on exchange variation in shareholder’s equity		(43,667)		(43,667)
Interest on equity	22,107		(155,083)
Other permanent deductions (additions)	(10,999)	(18,914)	(10,043)	(7,724)
Income tax and social contribution in profit for the period	833,778	(250,334)	2,477,227	298,571
Effective tax rate	-59%	5%	360%	-6%

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14.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are show as follows:

				Consolidated
	Opening balance	Movement			Closing balance
	12/31/2018	Shareholders' Equity	P&L	Others	12/31/2019

Deferred
Income tax losses	959,240		651,561		1,610,801
Social contribution tax losses	367,358		242,688		610,046
Temporary diferences	(1,838,935)	(2,357)	1,504,151	59	(337,082)
Provision for tax. social security, labor, civil and environmental risks	334,380		(70,767)		264,013
Asset impairment losses	181,516		915		182,431
(Gains)/losses on financial instruments	359,776		54,719		414,495
Actuarial liability (pension and healthcare plan)	276,032	38,569			314,601
Accrued supplies and services	95,644		36,767		132,411
Unrealized exchange variation (1)	1,010,532		170,969		1,181,501
Gain upon loss of control in Transnordestina	(92,180)				(92,180)
Cash flow hedge accounting	490,041	(63,080)			426,961
Acquisition at fair value of SWT and CBL	(172,114)	(52,071)	39,672		(184,513)
Deferred taxes not computed	(252,940)		(39,021)		(300,819)
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(3,086,572)	25,159	1,435,415		(1,625,998)
Business Combination	(1,030,812)		7,471		(1,023,341)
Consolidation of CBSI			(12)	62	50
Others	47,762	49,066	(132,377)	(3)	(35,552)
Total	(512,337)	(2,357)	2,398,400	59	1,883,765

Total Deferred Assets	89,394				2,473,304
Total Deferred Liabilities	(601,731)				(589,539)
Total Deferred	(512,337)				1,883,765

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

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				Parent Company
	Opening balance	Movement		Closing Balance
	12/31/2018	Shareholders' Equity	P&L	12/31/2019

Deferred
Income tax losses	834,141		629,840	1,463,981
Social contribution tax losses	322,283		226,743	549,026
Temporary diferences	(1,173,858)		1,596,402	422,544
Provision for tax. social security, labor, civil and environmental risks	275,288		(82,043)	193,245
Asset impairment losses	118,335		1,310	119,645
(Gains)/losses on financial instruments	359,776		54,719	414,495
Actuarial liability (pension and healthcare plan)	279,132	37,921		317,053
Accrued supplies and services	84,509		37,171	121,680
Unrealized exchange variation (1)	1,014,309		168,744	1,183,053
Gain upon loss of control in Transnordestina	(92,180)			(92,180)
Cash flow hedge accounting	490,041	(63,080)		426,961
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(3,086,572)	25,159	1,435,415	(1,625,998)
Business Combination	(721,992)			(721,992)
Others	105,496		(18,914)	86,582
Total	(17,434)		2,452,985	2,435,551

Total Deferred Assets				3,258,542
Total Deferred Liabilities	(17,434)			(822,991)
Total Deferred	(17,434)			2,435,551

 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

In its corporate structure the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2014 and 2019, these foreign subsidiaries generated profits amounting to R$1,406,562. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$453,927. The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainties Over Income Tax Treatments” and considers that there are no reasons for the tax authorities to differ from the tax positions adopted by the Company. Accordingly, no additional provisions for income tax and social contribution were recognized as a result of the assessment of the application of IFRIC 23 in the financial statements at December 31, 2019.

A sensitivity analysis of tax credit was performed considering a variation of macroeconomics assumptions, operating performance and liquidity events. In this way, considering the results of studies performed, which indicates that it is probable that there will be taxable income to use the deferred income and social contribution taxes balance.

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The estimated recovery of deferred tax assets of IRPJ and CSLL are presented by net when referring to a single jurisdiction as shown in the table below:

In millions of reais	Consolidated	Parent Company
2020	230	230
2021	713	713
2022	938	938
2023	985	985
2024	431	393
Deferred asset	3,297	3,259
Deferred liabilities - Parent Company	(823)	(823)
Net deferred asset	2,474	2,436
Deferred liabilities - subsidiaries	(590)
Net deferred asset	1,884	2,436

14.c) Income statement and social contribution recognized in the shareholders’ equity

The income statement and social contribution recognized directly in the shareholder’s equity are demonstrated below:

	Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Income tax and social contribution
Actuarial gains on defined benefit pension plan	215,306	176,700	217,969	180,048
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(217,969)	(180,048)	(217,969)	(180,048)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	426,961	490,041	426,961	490,041
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(426,961)	(490,041)	(426,961)	(490,041)
	(328,013)	(328,698)	(325,350)	(325,350)

Impairment test - Deferred taxes

The Company's management constantly evaluates the ability to use its tax credits. In this direction, CSN periodically updates a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits and, consequently support the realization of tax credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering the Parent company’s projections, which is the entity that generates a significant amount of tax credits, mainly, temporary differences. The parent company covers the following businesses:

• Steel Brazil (steel); and

•Cement

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The deferred tax assets on tax losses and temporary differences refers mainly to the following:

	Nature	Description
Tax losses

The Company incur tax losses at the parent company level, because of financial expenses over its leverage, since it holds substantially all loans and financings of CSN group and presented a taxable income in 2018.

Temporary differences	Foreign exchange differences	Since 2012, the Company has opted for the taxation of exchange differences on a cash basis. As a result, taxes are due and expenses are deductible when the underlying asset or liabilities is settled.
	Losses on Usiminas shares	Changes in investments in Usiminas shares are recognized on an accrual basis, but the event that generates taxation or deductibility will only occur at the time of divestment.
Other provisions

Other provisions are recognized on an accrual basis, but their taxation occurs only at the time of their realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

The study prepared is based on the Company business plan of on a long-term basis, reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•         Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•         Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

In addition, a sensitivity analysis of tax credits utilization considering a variation in macroeconomic assumptions, operational performance and liquidity events took place.

A significant aspect to be considered in the analysis is the fact that CSN has presented recent tax losses mainly due to the deterioration of the Brazilian political and macroeconomic environment, as well as the growth of its financial leverage. These two aspects combined led to an imbalance between the financial and operating results of the Parent company.

Within this context, the Company works with a business plan to rebalance between the financial and operating results of the Parent company, whose main measures are:

•         Expansion of disinvestment efforts;

•         Reduction of financial leverage;

•         Improvement in operating results due to increased sales volume, better prices of its products and efficiency in controlling production costs and

•         Reprofiling of the Parent company's indebtedness, with negotiations to extend the amortization periods and decentralization of debt through redirection of contracts to subsidiaries according to the nature and application of resources.

With the aforementioned measures already in execution, the Company's management expects to retake high profitability rates. Accordingly, management considers that the gradual recognition of tax credits, using at first a time of projections of less than 10 years, better reflects the expectation of utilization of the credits recognized in the Company's tax books. As a result of the study, the Company reversed during 2019 R$2,361,362 of the loss recorded in previous years, with a balance of deferred fixed assets recognized in the amount of R$3,258,542 in the Parent Company, as of December 31, 2019.

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The tax losses and negative social contribution base and temporary differences maintained in the Company's tax books for future use are respectively, R$1,465,808 and R$549,683 (R$834,141 and R$322,283 on December 31, 2018).

15.   TAXES IN INSTALLMENTS

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 13, is as follows:

	Consolidated			Parent Company
		Current	Non-current			Current		Non-current
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Federal REFIS Law 11.941/09	12,172	12,100	17,436	18,895	9,173	9,173
Federal REFIS Law 12.865/13	6,481	6,240	48,306	52,661
Other taxes in installments	845	1,839	1,985	2,378	604	583	1,985	2,378
	19,498	20,179	67,727	73,934	9,777	9,756	1,985	2,378

16.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

 Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended December 31, 2019 were as follows:

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					Consolidated
					Current + Non-current
Nature	12/31/2018	Additions	Accrued charges	Net utilization of reversal	12/31/2019
Tax	118,490	25,019	4,188	(19,286)	128,411
Social security	70,084	4,386	91	(67,522)	7,039
Labor	362,228	36,133	59,502	(152,554)	305,309
Civil	210,264	65,817	12,465	(149,556)	138,990
Environmental	31,390	9,629	4,091	(1,612)	43,498
	792,456	140,984	80,337	(390,530)	623,247

					Parent Company
					Current + Non-current
Nature	12/31/2018	Additions	Accrued charges	Net utilization of reversal	12/31/2019
Tax	48,789	22,859	1,361	(16,666)	56,343
Social security	67,978	3,794	91	(65,416)	6,447
Labor	277,590	22,119	36,215	(118,017)	217,907
Civil	180,546	64,296	3,578	(142,956)	105,464
Environmental	28,030	6,802	3,315	(1,589)	36,558
	602,933	119,870	44,560	(344,644)	422,719

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. In addition, tax liabilities arising from actions taken at the initiative of the Company, plus SELIC interest (Special Settlement and Custody System).

Tax lawsuits

The main lawsuits that are considered by the external legal advisors as probable loss, which CSN or its subsidiaries are parties are as follows: (i) ISS tax assessments notices; (ii) Differences between calculated and paid ICMS; (iii) Consignment action for payment of social security contributions; (iv) requests for compensation not approved due to the lack of credit rights.

Labor lawsuits

As of December 31, 2019, the Group is a defendant in 7,590 labor lawsuits. Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2000 to 2003.

During the year ended December 31, 2019 there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

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Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally, these lawsuits result from work accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan.

Environmental lawsuits

Among the environmental administrative / judicial proceedings in which the Company is a defendant include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental licenses; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization with compensation, in most cases claiming environmental recovery. In general, these proceedings arise from alleged impacts to the environment related to the Company’s industrial activities.

The environmental processes are highly complex to estimate the value at risk, because they should be taken into consideration, among various aspects, procedural development, the extent of any damage and projected repair costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency amount due to the aforementioned complexity of estimation, the peculiarities of the matters involving them and also their procedural stages. The main environmental judicial and administrative procedures are listed below:

•       In 2018, the Company celebrated TAC 07/2018, which aims to adopt environmental improvements within the scope of the UPV. The obligations of TAC 07/2018 are linked to the Environmental Operating Authorization (“AAF”) nºIN 002019, valid until October 2024, whose purpose is to authorize the regular operation of the UPV during compliance with TAC 07/2018.

•       In July 2012, the Public Ministry of the State of Rio de Janeiro, (“Ministério Público do Estado do Rio de Janeiro” or “MPE/RJ”) and the Public Federal Ministry (“Ministério Público Federal” or “MPF”) filed a separate public civil action in the state and Federal Courts alleging, in existence of supposed contaminated area in the Condominium Volta Grande IV. In view of the conflict of jurisdiction to judge actions, the Superior Court of Justice (“Superior Tribunal de Justiça” or “STJ”) declared the jurisdiction of the Federal Court to prosecute and judge such actions. In brief, the MPF maintains that the company should (i) remove wastings left in industrial landfill areas in the city of Volta Redonda and (ii) transfer 750 residences of the Volta Grande IV condominium, also in the city of Volta Redonda. These requirements were denied by the Court, which determined the presentation of a schedule to investigate the area and, if necessary, to remediate the potential issues raised by the MPF. The aforementioned schedule was presented, and all the surveys performed during the investigation including the risk assessment and intervention plan were concluded in April 30, 2014. Also, there are actions initiated by owners of the residential condominium mentioned above to be reimbursed for material and moral damages, not yet judged.

•       In January 2014, it was distributed an Annulment Action with the purpose of declaring the nullity of an Assessment Notice issued by INEA for the alleged contamination of the soil and groundwater in the Volta Grande IV Condominium. The penalty was a simple fine, in the amount of R$35 million. The request for the preliminary suspension of the chargeability of the debt was not assessed, which is why INEA filed a Tax Enforcement Action. Declared connection between actions. An application for suspension of the procedure was filed until the conclusion of the investigation in the ACP Volta Grande IV.

•       With regards to other supposedly contaminated areas in Volta Redonda, the Public Ministry initiated three public civil actions claiming for environmental remediation and indemnification related to certain areas denominated Marcia I, II, III and IV, Wandir I and II and Reciclam. Regarding to Marcia I, the phase of producing evidence has ended and is being analyzed for judgment. The other claims are at initial stage and CSN are currently performing environmental studies that will determine the extent of possible environmental damages related to soil contamination, as well as the action plan to fulfill with the legislation in force. As soon as the studies are concluded, they will be presented and added to the pleadings.

•         In 2015, the Public Federal Ministry initiated a public civil action against CSN claiming for the adequacy and regularization for the emission of particles from the UPV and the stoppage of its operations. According to CONAMA Resolution n. º 436/2011, the companies have to adjust the emission of particles to match to the new legal standards required by December 2018, which should be compatible with INEA the schedule of actions and measures foreseen in TAC 07/2018.

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•       In 2016, CSN were mentioned in public civil action proposed by the Public Federal Ministry and the Public Ministry of the State of Rio de Janeiro in relation to a supposedly irregular waste deposit in the landfill area named "Aterro Panco". The claimings are for the recovery of degraded areas, compensation for damages to fauna and flora and to human health, as well as indemnification for material and moral damages caused to the environment.

•       In 1988, the Public Federal Ministry initiated a public civil action against CSN for a supposedly environmental contamination and pollution of the Paraiba do Sul river supposedly caused by our industrial activities of UPV. In 1995, the court determined the meeting of cases No. 15,497; 17,563; No. 7,304; and, No. 7,624, in view of the connection characterized and determined the joining of the four actions.

•       The Federal Regional Court of the Second Region maintained the first instance conviction, reiterating the Company's obligation to compensate for possible environmental damage caused to the ecosystem. The Company appealed to the Superior Court of Justice (STJ), which accepted the appeal and annulled the previous decisions, determining the return of the records to the 1st Instance to resume the process.

•       In 2010, a civil investigation was launched to verify (i) the environmental requirements for the CSN project in the city of Arcos (cement plant); (ii) monitoring and mitigation of the environmental impacts of our productive activities; (iii) conformity of the conditions our environmental licenses, including the creation of a museum within the Corumbá ecological station and the creation of a Private Reserve of Natural Heritage; and (iv) measures for preservation of  cultural heritage and adoption of compensatory measures. In February 2, 2011 a Term of Undertaking was signed (“TAC”) to assure the fulfillment of the obligations raised by the Public Ministry. In December 2019, the TAC's final filing and settlement of obligations, without the payment of fines by CSN, was ratified by the Council of the Public Ministry.

•       In 2009 and 2010, we signed Judicial Agreements (“TAJ”) with the Public Federal Ministry to recover environmental liabilities caused by our coal mining activities in the Southeast of Santa Catarina until the 90’s. The environmental liabilities reached by the TAJ include the restoration of certain degraded areas. In March 2018, the parties renegotiated a new agreement, with the extension of the construction schedule until 2030, which was legally approved on 06/06/18. The Company is currently negotiating with the Public Federal Ministry the suspension of the TAJ terms for trading and adjusting the obligations and planned compensatory measures.

•         In July 2018, the Company and Harsco Metals ("Harsco"), a contracted company, were named in a new public civil action jointly filed by the Federal Public Ministry and the Public Prosecutor's Office of the State of Rio de Janeiro, due to the irregular deposit of waste (steel slag) in the area called "Slag Processing Yard". The decision issued established a certain limitation in the monthly dispatch of the slag to the said yard, reduction of the height of the piles, removal of the excess of the stored material, which finally had its effects suspended by preliminary decision. The Company and Harsco have been looking for alternatives to solve this problem and are working on a plan of action with a feasible schedule, due to the concern with the impacts that can be generated by the abrupt removal of the yard material within the deadline established in the preliminary decision.

•         In January 1995, in the Municipality of Volta Redonda/RJ (“MVR”), the ACP was filed claimed to CSN to comply with 26 items of Compensatory Environmental Programs. After the dispute, the parties entered into Transaction (1995), establishing CSN's effective obligations, as well as environmental compensation, ratified in court by judgment. The Municipality of Volta Redonda disagreed about the approved agreement and in 2015 the process of liquidation of unfulfilled obligations was initiated. On December 27, 2018, a new agreement was signed between CSN and the MRV, to put an end to the legal dispute, through reciprocal concessions from the parties, with the MVR expressly waiving the right on which the lawsuit is based and to CSN an additional investment in the amount of R$21 million, with 30% of this amount being allocated to services of environmental interest, preservation works, improvement and recovery of the quality of the environment of Volta Redonda. In 2019, the agreement signed between CSN and MVR was approved with the effective disbursement by CSN of R$ 25MM, following the appellate prosecutor's office, which is awaiting judgment.

•       In August 2017, CSN initiated an annulment action against the tax assessment notice that imposed a fine on CSN (R$25 million – updated until December/19), for alleged water pollution in the Paraíba do Sul River, with discharge of effluent from the ETE (Effluent Treatment Station) of Blast Furnace # 2, due to accident occurred on 11/27/2010. The enforceability of the fine is suspended by virtue of an injunction granted in a writ of mandamus until final decision of the appeal phase that discusses the guarantee offered to the court (suitable guarantee) for the grant of guardianship.

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•         In December 2019, a Public Civil Action was initiated against Sepetiba TECON and INEA aiming at suspending the environmental licensing processes of the Sepetiba TECON container terminal until the study of the environmental support capacity of Sepetiba Bay is carried out, and the INEA to refrain from licensing new ventures or potentially polluting activities on the site, which may harm the socio-environmental balance of the Bay and the preservation of marine fauna. Sepetiba TECON became aware of the action through news published on the MPF website. On 12/19/19, the court rejected the request for urgent relief requested by the MPF, as well as the Federal Union and IBAMA's decision was determined. Citation is awaited.

•         In June 2019, CSN filed a lawsuit against the INEA Notification, which determined the suspension of operations for handling solid bulk in TECON due to the alleged lack of activity forecast in the object of the respective Operation License. A preliminary injunction was granted to suspend the effects of the Notification and allow the continuation of the solid bulk handling operation until the final judgment of the action. Decision confirmed on appeal.

•         In relation to mining issues, with the occurrence of the accident involving a Brazilian company in November 2015, the State of Minas Gerais initiated several civil inquiries aimed at investigating companies in the mining segment, based on the State Dam Inventory released in 2014. These procedures are intended to investigate structures that do not have technical stability guaranteed by an external auditor, or whose stability has not been attested due to the lack of documents or technical data. In August 2016, the Company was cited in a similar public civil action, in relation to the structure of Dique do Engenho Dam. Documents were submitted to the state authorities that prove the stability and safety of the said dam. It is expected that this case will also be closed, for the same reasons as the previous one.

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▪   Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of December 31, 2019 and 2018.

	Consolidated
	12/31/2019	12/31/2018
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of NAMISA's shares	12,412,964	11,812,071
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	3,867,663	3,722,888
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,249,708	2,165,088
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010, 2011, 2014 (1)	2,946,288	1,891,149
Tax foreclosures - ICMS - Electricity credits	1,022,371	974,479
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,100,564	1,481,382
Disallowance of the ICMS credits - Transfer of iron ore	567,534	529,607
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	310,349	294,527
Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	538,268	516,583
Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	254,850	243,007
CFEM – difference of understanding between CSN and DNPM on the calculation basis (2)	1,020,266	311,582
Assessment Notice- ICMS- questions about sales for incentive area	1,015,812	976,438
Other tax lawsuits (federal, state, and municipal)	4,478,014	3,625,167
Social security lawsuits	325,492	287,823
Enforcement action applied by Brazilian antitrust authorities (CADE)	93,212	101,683
Other civil lawsuits	1,721,753	922,171
Labor and social security lawsuits	1,565,237	1,537,078
Tax foreclosures – Fine – Volta Redonda IV (3)	84,599	75,530
Other environmental lawsuits	215,691	144,235
	35,790,635	31,612,488

(1) On October 15, 2019, CSN received a new tax assessment requesting the payment of IRPJ / CSLL referring to profits earned by a foreign contractor, in the total amount of R$1 Billion;

(2) On December 23, 2019, CSN Mineração received 03 (three) new Notifications of Launches demanding payment of differences in the payment of CFEM, in the total amount of R$689 million;

(3) On April 8, 2013, INEA imposed a fine of R$35 million on CSN in relation to aspects involving the Volta Grande IV condominium, determining that the actions already considered and discussed in the public civil action were filed in July 2012. In relation to the application of this fine, an annulment action was filed, distributed in January 2014, to the 10th Civil Court of the State of Rio de Janeiro, aiming at the annulment of the fine and its effects. In parallel, INEA filed a tax enforcement action in order to enforce the amount of the imposed fine. The aforementioned Tax Foreclosure action was distributed in May 2014 to the 4th Registry of Active Debt of Volta Redonda, in the State of Rio de Janeiro. Currently, this enforcement action is suspended until the annulment action is judged, in order to avoid conflicting decisions

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

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17.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Environmental liabilities	192,270	198,386	163,659	191,216
Asset retirement obligations	331,731	83,380	805	668
	524,001	281,766	164,464	191,884

17.a) Environmental liabilities

As of December 31, 2019, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically, and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

Some contingent environmental liabilities are monitored by environmental department were not recorded in provisions due to its characteristics, they do not meet the recognition criteria present in CPC 25.

17.b) Asset retirement

In 2019, the Company decided to anticipate the discontinuity of the dams used in its mining activities and, consequently, the flow of expenses for deactivating the dams was anticipated in relation to the initial planning considering the last study. As a result, the balance of the provision for deactivating assets was R$331,731 on December 31, 2019 (R$83,380 on December 31, 2018).

18.   RELATED-PARTY BALANCES AND TRANSACTIONS

18.a) Transactions with holding companies

Vicunha Siderurgia S.A. is the Company’s main shareholder, with 49,24% of the voting shares.

The Company’s also control Rio Iaco Participações S.A, holding a 4,22% interest in the voting capital of the Company.

The corporate structure of Vicunha Aços S.A is as follows:

Vicunha Steel S.A. – holds 67.93% of Vicunha Aços S.A.

CFL Participações S.A. – holds 12.82% of Vicunha Aços S.A. and 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 19.25% of Vicunha Aços S.A. and 60% of Vicunha Steel S.A.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•         Liabilities

At the Annual General Meeting (AGM), held on April 26, 2019, the distribution of the mandatory minimum dividend for the year of 2018 was approved. Vicunha Aços S.A and Rio Iaco Participações S.A received, respectively, R$442,308 and R$37,879.

On December 31, 2019, it was proposed to distribute, as mandatory minimum dividends, the amount of R$204,574 to the shareholder Vicunha Aços S.A and R$17,519 to Rio Iaco Participações S.A. Since the meeting of the board of directors was held on 09/18/2019, the distribution of interim dividends to the profit account recorded in the balance sheet as of June 30, 2019 was approved and Vicunha Aços S.A and Rio Iaco Participações S.A received R$203,179 and R$17,400, respectively. The remaining balance of the proposed dividends of R$1,394 for Vicunha Aços S.A and R$ 119 for Rio Iaco Participações S.A will be deliberated at the 2020 Annual General Meeting (AGM)

18.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Consolidated
	Current		Non-current		Total
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Assets
Trade receivables (note 5)	170,588	93,317			170,588	93,317
Dividends receivable (note 7)	44,554	46,171			44,554	46,171
Actuarial asset (note 7)			13,714	99,894	13,714	99,894
Financial investments	2,116,560	92,332	95,719		2,212,279	92,332
Loans (note 7)		2,675	846,300	706,605	846,300	709,280
Other receivables (note 7)	1,830	3,649	428,672	218,840	430,502	222,489
	2,333,532	238,144	1,384,405	1,025,339	3,717,937	1,263,483
Liabilities
Borrowings and Financing
Intercompany Loans (note11)	25,038				25,038
Other payables (Note 13)
Accounts payable	23,566	29,286	88,021	96,629	111,587	125,915
Provision for consumption and services	22,497	6,213			22,497	6,213
Trade payables	240,984	135,801			240,984	135,801
Actuarial liabilities			19,788	7,982	19,788	7,982
	312,085	171,300	107,809	104,611	419,894	275,911

	12/31/2019	12/31/2018
P&L
Revenues
Sales	1,122,834	1,278,751
Interest (note 24)	79,228	64,888
Expenses
Purchases	(1,958,958)	(1,418,282)
Interest (Note 24)		(16,092)
Foreing exchange and monetary variations, net	3,586	13,611
Other expenses	(150,943)
	(904,253)	(77,124)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•       By company

	Consolidated
	Asset			Liabilities			P&L
	Current	Non-Current	Total	Circulante	Non-Current	Total	Sales	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,231		2,231		(57,285)			(57,285)
MRS Logística S.A.	44,554		44,554	142,310	88,021	230,331		(1,068,563)		(14,939)	(1,083,502)
CBSI - Companhia Brasileira de Serviços e Infraestrutura								(231,141)			(231,141)
Transnordestina Logística S.A (1)	797	1,273,098	1,273,895	19		19		(7,294)	58,250		50,956
	45,351	1,273,098	1,318,449	144,560	88,021	232,581		(1,364,283)	58,250	(14,939)	(1,320,972)
Other related parties
CBS Previdência		13,714	13,714		19,788	19,788
Banco Fibra (2)	1,940	95,719	97,659	25,038		25,038			20,499	3,586	24,085
Usiminas	2,116,063		2,116,063	129,824		129,824		(479,868)		(136,004)	(615,872)
Panatlântica (3)	128,573		128,573	11,621		11,621	1,043,382	(100,482)			942,900
Vicunha Aços S.A	230		230				202	(321)			(119)
Outras related parties	1,940		1,940	1,042		1,042	3,620	(14,004)			(10,384)
	2,248,746	109,433	2,358,179	167,525	19,788	187,313	1,047,204	(594,675)	20,499	(132,418)	340,610
Associates
Arvedi Metalfer do Brasil S.A.	39,435	1,874	41,309				75,630		479		76,109
Total at 12/31/2019	2,333,532	1,384,405	3,717,937	312,085	107,809	419,894	1,122,834	(1,958,958)	79,228	(147,357)	(904,253)
Total em 12/31/2018	238,144	1,025,339	1,263,483	171,300	104,611	275,911	1,278,751	(1,418,282)	48,796	13,611	(77,124)

1.    Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: average rate interest from 125% to 130% of the CDI. As of December 31, 2019, the loans amounted to R$844,426 (R$706,605 as of December 31, 2018).

2.    Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2028.

3.    Panatlântica: Receivables from the sale of steel products.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•       By transaction

1.    Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.    Assets: Financial investments classified in current total, are investments in exclusive funds and in the Fibra Bank.

3.    Noncurrent: Refers mainly to advance for future capital increase, dividends receivable and receivables from acquisition of debentures.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•       By company

	Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Financial income/expenses, net	Exchange rate variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	278,739	121,336	400,075	8,027		8,027	696,965	(58,072)			638,893
Estanho de Rondônia S.A.	1,626	37,067	38,693	796		796		(38,160)	2,009		(36,151)
Sepetiba Tecon S.A.	12,295	106,796	119,091	29,171		29,171		(58,103)	149		(57,954)
Minérios Nacional S.A.	8		8		27,506	27,506	71	(1,185)	(220)		(1,334)
CSN Mineração S.A. (2)	12,183		12,183	673,300	318,967	992,267	99,751	(1,086,804)			(987,053)
CSN Energia S.A.	3,214		3,214	83,868		83,868		(223,481)			(223,481)
Ferrovia Transnordestina Logística S.A.	19	101,109	101,128				1,327	(345)	2,220	(73)	3,129
Companhia Siderúrgica Nacional, LLC (3)	345,470		345,470	348,060		348,060	662,835	(35,804)		23,270	650,301
CSN Resources S.A. (4)				75,218	5,410,662	5,485,880			(278,882)	(223,007)	(501,889)
CSN Steel Corp				503	959,110	959,613			(35,842)	(14,761)	(50,603)
Lusosider Aços Planos, S.A.	148,287		148,287				328,024				328,024
CSN Islands XI Corp. (5)				25,867	1,761,699	1,787,566				(55,529)	(55,529)
CSN Islands XII Corp. (6)				1,448,243	171,653	1,619,896				(139,503)	(139,503)
Companhia de Embalagens Metálicas MMSA				17		17
Companhia Florestal do Brasil	1,103	18,466	19,569
CSN Steel Holdings 1, S.L.U.				38	70,563	70,601			(2,177)	(2,738)	(4,915)
CSN Productos Sider. S.L.				114	211,688	211,802			(6,530)	(8,327)	(14,857)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	6,899		6,899	24,651		24,651	41	(19,727)			(19,686)
	809,843	384,774	1,194,617	2,717,873	8,931,848	11,649,721	1,789,014	(1,521,681)	(319,273)	(420,668)	(472,608)
Joint-venture and Joint-operation
MRS Logística S.A.	22,283		22,283	58,898		58,898		(318,405)			(318,405)
CBSI - Companhia Brasileira de Serviços e Infraestrutura								(231,140)			(231,140)
Transnordestina Logística S.A. (7)	1	1,171,546	1,171,547					(247)	51,395		51,148
	22,284	1,171,546	1,193,830	58,898		58,898		(549,792)	51,395		(498,397)
Other related parties
CBS Previdência					19,788	19,788
Banco Fibra	1,705	95,719	97,424	25,038		25,038			19,164	3,586	22,750
Usiminas	2,030,634		2,030,634	129,824		129,824		(479,868)		(127,117)	(606,985)
Panatlântica (8)	128,573		128,573	11,621		11,621	1,043,382	(100,482)			942,900
Vicunha Aços S.A							202	(321)			(119)
Fundação CSN	1,829		1,829	274		274		(817)			(817)
Other related parties	108		108				3,621	(5,667)			(2,046)
	2,162,849	95,719	2,258,568	166,757	19,788	186,545	1,047,205	(587,155)	19,164	(123,531)	355,683
Associates
Arvedi Metalfer do Brasil S.A.	29,018	1,874	30,892						480		480

Exclusive funds
Diplic, Caixa Vertice, VR1, BB Steel (9)	92,472		92,472						1,322	(8,887)	(7,565)
Total at 12/31/2019	3,116,466	1,653,913	4,770,379	2,943,528	8,951,636	11,895,164	2,836,219	(2,658,628)	(246,912)	(553,086)	(622,407)
Total at 12/31/2018	1,303,362	1,235,517	2,538,879	3,722,555	4,633,103	8,355,658	3,387,251	(2,130,252)	(327,996)	(1,190,754)	(261,751)

1.      Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$278,739 (R$254,464 as of December 31,2018), and debentures from the indirect subsidiary CBL in the amount of R$121,336 (R$121,336 as of December 31,2018)

.

2.      CSN Mineração:

Liabilities: Payables from purchases of iron ore and port services in the amount of R$992,267 (119,952 as of December 31,2018).

3.      Companhia Siderurgica Nacional, LLC: Receivables of R$345,470 (R$357,257 as of December 31, 2018), related to sale of steel for resale. Current liabilities refers mainly a commission expenses and logistics in the operations of sales steel to resale in the amount of R$ 348,060 (R$298,866 as of December 31,2018).

4.      CSN Resources SA: Prepayment contracts in dollar and Fixed Rate Notes.As of December 31, 2019, the loans amounted to R$5,485,880 (R$4,961,357 as of December 31, 2018).

5.      CSN Islands XI Corp.: Intercompany contracts in US dollars. As of December 31, 2019, the loans amounted to R$1,787,566 (R$179,677 as of December 31, 2018).

6.    CSN Islands XII Corp.: Refers mainly to Intercompany contracts in dollar. As of December 31, 2019, the loans amounted to R$1,619,896 (R$1,525,211 as of December 31, 2018).

7.    Transnordestina Logística S.A: noncurrent assets: refers to loan agreements in the amount of R$742,875 (R$588,285 as of December 31,2018) and advance for future capital increase in the amount of R$428,672 (R$218,840 as of December 31,2018).

8.      Panatlântica: current assets: refers to accounts receivable for the supply of flat steel in the amount of R$128,573 (R$53,027 on December 31, 2018).

9.    Exclusive funds: assets: Refers to investments in government securities and CDBs, in the amount of R$8,301 (R$6,989 as of December 31,2018) and Usiminas S.A. shares in the amount of R$84,171 (R$103,640 as of December 31,2018). The funds VR1 and Diplic II are managed by Taquari Asset.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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18.c) Other unconsolidated related parties

•       CBS Previdência

The Company is its main sponsor, being a non-profit civil society established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans.

•       Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., direct controller of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•       Fundação CSN

The Company develops socially responsible policies concentrated in Fundação CSN, of which it is the founder. The transactions between the parties are related to the operational and financial support for Fundação CSN to conduct the social projects, developed mainly in the localities where the Company operates.

•       Partfib Projetos Imobiliários Ltda, Vicunha Imóveis Ltda, Vicunha Serviços Ltda, Jockey Club de São Paulo, Ibis Participações e Serviços Ltda e Ibis Agrária Ltda.

They are companies and non-profit entities under the control of a member of the management who have maintained transactions with the Company.

18.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2019.

	12/31/2019	12/31/2018
	Statement of income
Short-term benefits for employees and officers	37,452	32,848
Post-employment benefits	109	105
	37,561	32,953

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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 18.e) Garantees

The Company is the guarantor or is liable for the guarantees given to its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Transnordestina Logísitca	R$	Up to 09/19/2056 and indefinite	2,428,194	2,108,917	37,406	35,336	8,702	8,231	2,474,302	2,152,484

FTL - Ferrovia Transnordestina	R$	Up to 04/01/2021	43,118	62,407					43,118	62,407

Cia Metalurgica Prada	R$	Indefinite			457	333	235	11,942	692	12,275

CSN Energia	R$	Up to 11/26/2023 and indefinite			3,141	2,829	1,920	1,920	5,061	4,749

CSN Mineração	R$	Up to 12/21/2024	1,184,048	1,407,363					1,184,048	1,407,363

Estanho de Rondônia	R$	7/15/2022	1,902	3,153					1,902	3,153

Minérios Nacional S.A.	R$	Up to 09/10/2021	4,544	7,305					4,544	7,305

Total in R$			3,661,806	3,589,145	41,004	38,498	10,857	22,093	3,713,667	3,649,736

CSN Islands XI	US$	9/21/2019		547,094						547,094

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,958,603	1,402,906					1,958,603	1,402,906

Total in US$			2,958,603	2,950,000					2,958,603	2,950,000

CSN Steel S.L.	EUR	1/31/2020	24,000	48,000					24,000	48,000

Lusosider Aços Planos	EUR	Indefinite		75,000						75,000

Total in EUR			24,000	123,000					24,000	123,000
Total in R$			12,033,973	11,976,657					12,429,826	11,976,657
			15,695,779	15,565,802	41,004	38,498	10,857	22,093	16,143,493	15,626,393

19.   SHAREHOLDERS’ EQUITY

19.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2019 and 2018 is R$4,540,000 represented by 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

19.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2019 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

19.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of the share capital.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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19.d) shareholder structure

As of December 31, 2019, the Company’s shareholder structure was as follows:

			12/31/2019			12/31/2018
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	262,206,103	18.90%	19.00%	284,152,319	20.48%	20.59%
Other shareholders	380,192,687	27.40%	27.55%	358,246,471	25.83%	25.95%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

19.e) Treasury shares

On April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury. Until the end of the program, 22,981,500 shares were sold for R$213,494. The Company recognized a profit on the sale of the shares in the amount of R$32,690, recognized directly in equity.

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015						30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500

 (*) There was no share buyback in this program.

As of December 31, 2019, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 12/31/2019 (*)
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 104,548

 (*) The average quotation as of December 31, 2019 in the amount R$ 14.11 per share was used.

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19.f) Policy on investments and payment of interest on equity and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

19.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	Parent Company
	12/31/2019	12/31/2018
	Common shares
(Loss) profit for the year	1,789,067	5,074,136
Weighted average number of shares	1,380,114,547	1,373,250,595
Basic and diluted EPS	1.29632	3.69498

The Company does not hold potential dilutable outstanding ordinary shares that could result in dilution of earnings per share

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20.   PAYMENT TO SHAREHOLDERS

The Company's bylaws provide for the distribution of minimum dividends of 25% of adjusted net income under the law, to the holders of its shares.

Dividends are calculated in accordance with the Company's Bylaws and in accordance with the Brazilian Corporation Law. The profit allocation for 2019 is shown below.

Allocation of profits
		12/31/2019
Profit for the year		1,789,067
Dividends e interest on equity prescribed		2,209
Allocation of profits		1,791,276

Proposed destination:
Legal reserve	5%	(89,454)
Mandatory minimum dividends:	25%	(424,903)
Interim dividends approved by RCA on 09/18/19		(412,659)
- Proposed dividends		(12,244)
Intended for statutory reserve of working capital		(1,276,919)
		(1,791,276)

Weighted average number of shares		1,380,114,547
Dividends per share		0.307875

In current liabilities
Dividends to be paid on December 31, 2018		900,541
Interim dividends approved on 09/18/2019		412,659
Proposed dividends		12,244
Dividends and interest on equity prescribed		(2,209)
Dividends paid in the exercise		(1,309,983)
Dividends to be paid on December 31, 2019		13,252

At the Annual General Meeting held on April 26, 2019, the payment of the minimum mandatory dividend for the year 2018 was approved, amounting to R$898,332, corresponding to R$ 0.650910577222 per share. Dividends were paid as of May 29, 2019, without monetary adjustment, according Notice to Shareholders disclosed on May 27, 2019.

The Board of Directors' Meeting held on September 18, 2019 approved the distribution of interim dividends based on the profits earned on the balance sheet as of June 30, 2019 in the amount of R$ 412,659, corresponding to R$ 0.299003394462 per share. Dividends were paid as of September 30, 2019, without monetary adjustment, according Notice to Shareholders disclosed on the date of approval.

In accordance with the Company's Bylaws on December 31, 2019, the Company reverted to the retained earning accounts, the amount of R$ 1,874 and R$ 335, related to dividends and interest on equity prescribed, respectively, which will be submitted to the resolution of the Annual General Meeting.

In 2019, the distributions of dividends and interest on equity were approved as follows:

	Parent Company	Consolidated
Dividend	1,310,991	1,856,297
Interest on equity		65,020
	1,310,991	1,921,317

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In 2019, dividends and interest on equity were paid as follows:

	Dividend	Interest on equity	TOTAL
Controlling shareholders	1,309,983		1,309,983
Non-controlling shareholders (*)	545,306	65,020	610,326
	1,855,289	65,020	1,920,309

(*) Refers to dividends and interest on equity distributed to minority shareholders of CSN Mineração.

21.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated	Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Gross revenue
Domestic market	14,220,420	14,752,901	13,621,367	14,060,360
Foreign market	14,663,297	11,817,559	1,187,744	2,061,291
	28,883,717	26,570,460	14,809,111	16,121,651
Deductions
Sales returns and discounts	(325,794)	(234,851)	(312,182)	(207,193)
Taxes on sales	(3,121,506)	(3,366,724)	(2,895,523)	(3,111,703)
	(3,447,300)	(3,601,575)	(3,207,705)	(3,318,896)
Net revenue	25,436,417	22,968,885	11,601,406	12,802,755

22.   EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Raw materials and inputs	(7,287,933)	(6,759,275)	(6,733,006)	(5,856,495)
Labor cost	(2,807,280)	(2,743,460)	(1,345,202)	(1,320,954)
Supplies	(1,981,547)	(1,782,576)	(1,446,707)	(1,301,237)
Maintenance cost (services and materials)	(1,340,135)	(1,326,894)	(629,786)	(701,436)
Outsourcing services	(2,392,626)	(2,368,387)	(693,704)	(1,102,347)
Freight	(334,509)	(109,756)	(246,957)	(5,958)
Distribution freight	(1,787,979)	(1,692,785)	(254,408)	(309,895)
Depreciation, amortization and depletion	(1,421,704)	(1,175,107)	(701,370)	(582,277)
Others	(763,421)	(905,128)	(34,034)	(27,583)
	(20,117,134)	(18,863,368)	(12,085,174)	(11,208,182)
Classified as:
Cost of sales	(17,263,264)	(16,105,657)	(11,285,668)	(10,320,367)
Selling expenses	(2,342,805)	(2,263,688)	(542,393)	(645,928)
General and administrative expenses	(511,065)	(494,023)	(257,113)	(241,887)
	(20,117,134)	(18,863,368)	(12,085,174)	(11,208,182)

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Additions to depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Production cost (1)	1,385,306	1,145,793	677,454	564,920
Selling expenses	11,539	5,850	10,052	4,625
General and administrative expenses	24,859	23,464	13,864	12,732
	1,421,704	1,175,107	701,370	582,277
Other operational (2)	97,627	97,914	16,033	3,921
	1,519,331	1,273,021	717,403	586,198

(1) The Production Cost includes depreciation related to PIS and COFINS credits on Lease contracts, in line with the guidelines set out in Circular Letter CVM / SNC / SEP 02/2019;

(2) Refers mainly to depreciation and amortization of paralyzed assets as described in note 23.

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23.   OTHER OPERATING INCOME (EXPENSES)

	Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Other operating income
Indemnities	56,180	46,256	15,568	22,935
Rentals and leases	9,462	5,430	9,044	5,040
Dividends received	32,747	9,188	32,102	8,617
PIS and COFINS to compensate (1)	123,677	1,102,365	123,677	1,102,365
Contractual fines	4,486	3,965	3,403	2,143
Actuarial pension plan	47,151	20,983	40,239	13,512
Updated shares – Fair value through profit or loss (Note 12II)		1,655,813		1,655,813
Contractual agreement (2)	131,817		131,817
Gain on disposal of LLC		1,164,294
Debts write off - intragroup				1,310,886
Other revenues	98,250	27,749	70,749	5,595
	503,770	4,036,043	426,599	4,126,906
Other operating expenses
Taxes and fees	(95,873)	(26,197)	(65,079)	(10,399)
Expenses with environmental liabilities, net	(82,669)	(60,311)	(1,300)	(47,620)
Write-off/(Provision) of judicial lawsuits	(19,685)	(113,549)	14,714	(90,561)
Contractual fines	(106,926)	(104,086)	(106,894)
Depreciation of equipment paralyzed and amortization of intangible assets (note 22)	(97,627)	(97,914)	(16,033)	(3,921)
Write- off PP&E and intangible assets (note 9)	(114,603)	(27,260)	(90,001)	(19,280)
Estimated (Loss)/reversal in inventories	(136,827)	(149,704)	(42,496)	(56,253)
Idleness in stocks and paralyzed equipment (3)	(546,968)		(540,700)
Studies and project engineering expenses	(26,171)	(33,738)	(23,517)	(22,522)
Research and development expenses	(1,741)	(2,688)	(1,741)	(2,688)
Advisory expenses		(508)		(387)
Healthcare plan expenses	(119,560)	(108,369)	(119,025)	(108,191)
Reversal/(Provision) industrial reestructuring		(17,490)
Cash flow hedge accounting realized (Note 12b)	(790,353)	(370,191)	(790,353)	(370,191)
Atualização ações - VJR (nota 12II)	(118,780)		(118,780)
Other expenses	(149,069)	(218,701)	(83,021)	(132,888)
	(2,406,851)	(1,330,706)	(1,984,226)	(864,901)
Other operating income (expenses), net	(1,903,081)	2,705,337	(1,557,627)	3,262,005

(1)     Refers to non-inclusion of ICMS in the PIS and COFINS calculation basis.

(2)     Referring to the contractual agreement signed for the supply of new equipment;

(3)     Idleness in stocks: Due to the reforms in blast furnace 3, there was unused capacity in which the volume of production was below normal.

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24.   FINANCIAL INCOME (EXPENSES)

	Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Financial income
Related parties (note 18b)	79,228	64,888	76,739	58,403
Income from financial investments	93,471	111,235	56,210	74,779
Other income (1)	206,343	1,134,391	131,580	1,221,134
	379,042	1,310,514	264,529	1,354,316
Financial expenses
Borrowings and Financing - foreign currency	(1,128,520)	(988,821)	(286,348)	(262,391)
Borrowings and Financing - local currency	(867,785)	(1,020,867)	(766,863)	(892,849)
Related parties		(16,092)	(323,651)	(386,399)
Lease liabilities	(49,118)		(4,521)
Capitalised interest (notes 9 and 29)	117,189	71,611	27,961	16,683
Interest, fines e late payment charges	(104,357)	(71,100)	(96,698)	(6,167)
Commission and bank fees	(217,784)	(182,179)	(224,219)	(164,147)
PIS/COFINS over financial income	(25,176)	(84,404)	(15,341)	(66,870)
Guarantee insurance	(29,191)		(24,557)
Other financial expenses	(258,049)	19,614	(21,738)	70,673
	(2,562,791)	(2,272,238)	(1,735,975)	(1,691,467)
Foreign exchange and monetary variation, net
Monetary variation, net	85,451	(1,035)	98,019	(2,018)
Exchange variation, net	(37,872)	(532,883)	2,022	(558,476)
Exchange variation on derivatives	4,986	(1)	4,203
	52,565	(533,919)	104,244	(560,494)

Financial income (expenses), net	(2,131,184)	(1,495,643)	(1,367,202)	(897,645)

Statement of gain and (losses) on derivative transactions
Dollar to euro swap	783	(1)
Swap CDI x Dollar (note 12)	4,203		4,203
	4,986	(1)	4,203

(1)    Refers mainly to the monetary adjustment of the recognition of the non-inclusion of ICMS in the PIS and COFINS calculation basis in the amount of R$160,609 as of December 31,2019 (R$1,106,097 as of December 31,2018).

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25.   SEGMENT INFORMATION

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

•                     Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the U.S.A. meets local market needs, import and export of steel products.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction.

In January 2014 the production of long steel products started in Brazil and consolidates the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•                     Mining

This segment encompasses the activities of iron ore and tin mining.

 The high quality iron ore operations are located in the Iron Quadrilateral in Minas Gerais, which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused in mining of the Group activities from December 2015. In this context, the new company, currently named CSN Mineração S.A., holds the TECAR arraignment, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015. CSN still owns 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

Moreover, CSN controls the Estanho de Rondônia S.A., company with mining units and tin casting, in the state of Rondonia.

•                     Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which has the concession to operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

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a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, in the southeast region, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda/RJ, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Network I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau and Propriá–Jorge Lins (Network I); and ii) Network II, which comprises the sections of Missão Velha–Salgueiro, Salgueiro, Salgueiro –Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape and Missão Velha–Porto de Pecém.

In addition, it connects to the main ports in the region, thereby offering an important competitive advantage through opportunities for combined transport solutions and logistics projects tailored to customer needs.

II. Port Logistics

The Port Logistics Segment consolidates the operation of the terminal built in the privatization period after the law of modernization of the ports (law 8.630/1993) that permits to transfer the port logistics activities to the private sector. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship owners. Its installed capacity exceeds that of most other Brazilian terminals. It has mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental in its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central unit with rated capacity of 238 MW, which has been operating at the UPV since 1999, that uses the residual gases produced by the steel mill itself.

•       Cement

The cement division consolidates the cement production, distribution and sale operations, which use the slag produced by the blast furnaces of the Usina Presidente Vargas in Volta Redonda/RJ.

The Company produces clinker in Arcos/MG, using limestone from own mine and also two cement mills in additions to the mills that already operate in Volta Redonda/RJ.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

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•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•       Results by segments

As of fiscal year 2013, the Company ceased to proportionally consolidate the jointly controlled companies MRS and CBSI. For the purposes of preparing and presenting information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled companies, as historically presented. For purposes of reconciling the consolidated result, the values of these companies are eliminated in the column “Corporate expenses / elimination.

								12/31/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	4,524,805	38,545,067					(3,258,923)
Net revenues
Domestic market	10,027,999	926,836	240,451	1,321,355	325,343	570,805	(2,462,088)	10,950,701
Foreign market	3,921,033	9,100,813					1,463,870	14,485,716
Total net revenue (note 21)	13,949,032	10,027,649	240,451	1,321,355	325,343	570,805	(998,218)	25,436,417
Cost of sales and services	(12,962,861)	(4,396,247)	(173,344)	(1,030,210)	(266,754)	(607,719)	2,173,871	(17,263,264)
Gross profit	986,171	5,631,402	67,107	291,145	58,589	(36,914)	1,175,653	8,173,153
General and administrative expenses	(834,977)	(186,189)	(34,560)	(109,770)	(29,034)	(91,466)	(1,567,874)	(2,853,870)
Depreciation (note 22)	700,074	476,374	30,568	387,565	17,471	139,667	(330,015)	1,421,704
Proportionate EBITDA of joint ventures							510,072	510,072
Adjusted EBITDA	851,268	5,921,587	63,115	568,940	47,026	11,287	(212,164)	7,251,059

Sales by geographic area
Asia	2,980	6,742,946					1,463,870	8,209,796
North America	767,977							767,977
Latin America	169,036							169,036
Europe	2,978,994	2,357,867						5,336,861
Others	2,046							2,046
Foreign market	3,921,033	9,100,813					1,463,870	14,485,716
Domestic market	10,027,999	926,836	240,451	1,321,355	325,343	570,805	(2,462,088)	10,950,701
Total	13,949,032	10,027,649	240,451	1,321,355	325,343	570,805	(998,218)	25,436,417

								12/31/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	5,068,758	34,780,756					(4,961,345)
Net revenues
Domestic market	10,328,372	972,360	266,378	1,506,114	410,606	588,230	(2,718,623)	11,353,437
Foreign market	5,305,771	5,012,421					1,297,256	11,615,448
Total net revenue (note 21)	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,367)	22,968,885
Cost of sales and services	(12,613,216)	(3,585,691)	(189,999)	(1,049,071)	(286,734)	(544,266)	2,163,320	(16,105,657)
Gross profit	3,020,927	2,399,090	76,379	457,043	123,872	43,964	741,953	6,863,228
General and administrative expenses	(984,980)	(144,754)	(35,423)	(106,412)	(27,948)	(95,893)	(1,362,301)	(2,757,711)
Depreciation (note 22)	609,274	366,547	20,368	258,985	17,285	115,411	(212,763)	1,175,107
Proportionate EBITDA of joint ventures							568,045	568,045
Adjusted EBITDA	2,645,221	2,620,883	61,324	609,616	113,209	63,482	(265,066)	5,848,669

Sales by geographic area
Asia	40,681	4,422,377					1,297,256	5,760,314
North America	1,506,041							1,506,041
Latin America	369,830							369,830
Europe	3,330,991	590,044						3,921,035
Others	58,228							58,228
Foreign market	5,305,771	5,012,421					1,297,256	11,615,448
Domestic market	10,328,372	972,360	266,378	1,506,114	410,606	588,230	(2,718,623)	11,353,437
Total	15,634,143	5,984,781	266,378	1,506,114	410,606	588,230	(1,421,367)	22,968,885

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

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•       Adjusted EBITDA

Adjusted EBITDA is the principal measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

		Consolidated
	12/31/2019	12/31/2018
Net income (loss) for the year	2,244,511	5,200,583
Depreciation/Amortization/Depletion (note 22)	1,421,704	1,175,107
Income tax and social contribution (note 14)	(833,778)	250,334
Financial income (expenses) (note 24)	2,131,184	1,495,643
EBITDA	4,963,621	8,121,667
Other operating income (expenses) (note 23)	1,903,081	(2,705,337)
Equity in results of affiliated companies (note 8b)	(125,715)	(135,706)
Proportionate EBITDA of joint ventures	510,072	568,045
Adjusted EBITDA (*)	7,251,059	5,848,669

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

26.   EMPLOYEE BENEFIT

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), a private non-profit pension fund established in July 1960 which has as members the employees (and former employees) of the Company and some subsidiaries who joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is formed by a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, composed by the president and ten members, six chosen by CSN, and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan that was discontinued on September 16, 2013. As of that date, all new employees must join the CBSPrev Plan, structured in the defined contribution modality, created also in September 2013.

As of December 31, 2019, CBS had 35,547 participants (34,985 as of December 31, 2018), of whom 22,091 were active contributors (20,872 as of December 31, 2018), 13,139 were retired employees (13,454 as of December 31, 2018), and 317 were related beneficiaries (659 as of December 31, 2018). Out of the total participants as of December 31, 2019, 10,616 (11,063 as of December 31,2018) belonged to the defined benefit plan, 11,111 (11.845 as of December 31,2018) to the mixed plan, 841 (1,028 as of December 31, 2018) to the CBSPrev Namisa plan, and 12,979 (11,049 as of December 31, 2018) to the CBSPrev plan.

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The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2019, CBS held 1,870,652 common shares of CSN (37,084,031 as of December 31,2018). The total plan assets of the entity amounted to R$5.5 billion as of December 31, 2019 (R$5.3 billion as of December 31, 2018). The administrators of the CBS to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Guarantee Funds are considered to be the available and investment assets of the Benefit Plans, not including the amounts of debts contracted with sponsors

For the defined benefit plans, called “35% of the average salary” and “average salary supplementation plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administers said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain.

As provided for in the prevailing law that governs the pension fund market, for the last 4 years ended (2016, 2017, 2018 and 2019), CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

26.a) Description of the pension plans

Plan covering 35% of the average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees the payment of sickness benefits to the participants licensed by the Official Social Security and guarantees the payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when took effect the average salary supplementation plan.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for sickness benefit, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the benefit-generating fund (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan if the participant has chosen to receive his benefit in the form of monthly income for life. This plan was discontinued on September 16, 2013 when the CBS Prev plan became effective.

CBS Prev Plan

The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

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CBSPREV Namisa Plan

It is a Defined Contribution plan with benefits of risks during the activity (projection of the balances in case of disability or death and sickness / accident allowanced). It has been in operation since January 6, 2012, when it was created exclusively for the employees of Nacional Minérios S.A. After the corporate reorganization, which took place in 2016, other Sponsors joined this Plan, among them CSN Mineração S.A.

Under this plan, all the benefits offered are calculated based on the accumulated amount from the monthly contributions of participants and sponsors and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan has been closed to new participants since July 2017 and is in the process of being extinguished due to the total withdrawal of sponsorship.

26.b) Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a five-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

26.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC33(R1)/IAS19 - Employee Benefits.

				Consolidated
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(13,714)	(99,894)	19,788	7,982
Post-employment healthcare benefits			892,396	897,137
	(13,714)	(99,894)	912,184	905,119

				Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
	Actuarial asset		Actuarial liabilities
Benefits of pension plans		(85,415)	6,054	7,982
Post-employment healthcare benefits			892,396	897,137
		(85,415)	898,450	905,119

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The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2019	12/31/2018
Present value of defined benefit obligation	3,581,460	3,087,433
Fair value of plan assets	(3,894,488)	(3,403,906)
Deficit(Surplus)	(313,028)	(316,473)
Restriction to actuarial assets due to recovery limitation	319,102	224,561
Liabilities (Assets), net	6,074	(91,912)
Liabilities	19,788	7,982
Assets	(13,714)	(99,894)
Net (assets) recognized in the balance sheet	6,074	(91,912)

The movement in the present value of the defined benefit obligation during 2019 is as follows:

	12/31/2019	12/31/2018
Present value of obligations at the beginning of the year	3,087,433	3,077,849
Cost of service	1,093	1,169
Interest cost	283,487	304,132
Participant contributions made in the period	2,126
Benefits paid	(269,995)	(280,493)
Actuarial loss/(gain)	477,316	(15,224)
Present value of obligations at the end of the year	3,581,460	3,087,433

The movement in the fair value of the plan assets during 2019 is as follows:

	12/31/2019	12/31/2018
Fair value of plan assets at the beginning of the year	(3,403,906)	(3,305,356)
Interest income	(314,102)	(327,830)
Benefits Paid	269,995	280,493
Participant contributions made in the period	(2,127)
Return on plan assets (less interest income)	(444,348)	(51,213)
Fair value of plan assets at the end of the year	(3,894,488)	(3,403,906)

The amounts recognized in the income statement for the year ended December 31, 2019 are comprised as follows:

	12/31/2019	12/31/2018
Cost of current service	1,093	1,169
Interest cost	283,487	304,132
Expected return on plan assets	(314,102)	(327,830)
Interest on the asset ceiling effect	21,502	16,340
Total costs/(income), net (*)	(8,020)	(6,189)

The cost/(income) is recognized in the income statement in other operating expenses.

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The movement in the actuarial gains and losses is as follows:

	12/31/2019	12/31/2018
Actuarial losses and (gains)	477,316	(15,224)
Return on plan assets (less interest income)	(444,348)	(51,213)
Change in asset limit (excluding interest income)	73,039	50,058
Total cost of actuarial losses and (gains) (*)	106,007	(16,379)

Breakdown of actuarial gains or losses in 2019, is as follows:

12/31/2019
Loss due to change in financial assumptions	472,715
Loss due to experience adjustments	4,601
Return on plan assets (excluding interest income)	(444,348)
Change in asset limit (excluding interest income)	73,039
Actuarial losses and (gains)	106,007

(*) Actuarial (gain)/ loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

The main actuarial assumptions used were as follows:

	12/31/2019	12/31/2018
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 6.98% Plan 35%: 6.75% Supplementation: 6.81%	Millennium Plan: 9.69% Plan 35%: 9.60% Supplementation: 9.59%

Inflation rate	3.61%	4.75%
Nominal salary increase rate	4.65%	5.80%
Nominal benefit increase rate	3.61%	4.75%
Rate of return on investments	Millennium Plan: 6.98% Plan 35%: 6.75% Supplementation: 6.81%	Millennium Plan: 9.69% Plan 35%: 9.60% Supplementation: 9.59%

General mortality table	Millennium Plan: AT-2000 smoothed down by 10% segregated by gender. Plans 35%: AT-2000 Male aggravated by 15%. Supplementation: AT-2000 aggravated by 10% segregated by gender.	Millennium Plan: AT-2000 smoothed down by 10% segregated by gender. Plans 35%: AT-2000 Male aggravated by 15%. Supplementation: AT-2000 aggravated by 10% segregated by gender.
Disability table	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement).	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement)
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millenium plan 5% per annum, zero for plans 35% and Supplementation.	Millenium plan 5% per annum, zero for plans 35% and Supplementation.
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household composition of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

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The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
	12/31/2019	12/31/2018	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Longevity at age of 65 for current participants
Male	18.38	18.00	18.75	18.74	20.45	21.00
Female	18.38	18.00	21.41	22.23	23.02	23.00

Longevity for current participants who are 40
Male	40.15	40.00	40.60	40.60	42.70	43.00
Female	40.15	40.00	44.41	45.37	46.28	47.00

Allocation of plan assets:

		12/31/2019		12/31/2018
Variable income	25,236	0.65%	141,705	4,16%
Fixed income	3,607,398	92.63%	3,050,099	89,61%
Real estate	183,098	4.70%	52,091	1,53%
Others	78,756	2.02%	160,011	4,70%
Total	3,894,488	100.00%	3,403,906	100,00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense as of December 31, 2019 was R$40,644 (R$40,199 as of December 31, 2018).

26.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2020.

For the mixed supplementary benefit plan, contributions in the amount of R$24,000 are forecasted to be paid in 2020 for the portion of defined contribution and R$1,965 for the portion of defined benefit (risk benefit).

26.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2019 is as follows:

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						12/31/2019
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	986	(918)	3,847	(3,773)	897	(1,126)
Effect on present value of obligations	(16,683)	18,012	(83,364)	98,252	(66,416)	73,565

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					212	(200)
Effect on present value of obligations					1,122	(1,063)

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	142	(125)	927	(405)	387	(387)
Effect on present value of obligations	2,100	(1,846)	13,609	(5,945)	5,543	(5,543)

Assumption: Mortality table
Sensitivity level	+1 year	-1 year	+1 year	-1 year	+1 year	-1 year
Effect on current service cost and on interest on actuarial obligations	1,561	(649)	4,715	(4,180)	1,543	(1,532)
Effect on present value of obligations	13,515	(9,603)	69,216	(61,372)	22,116	(22,214)

The forecast benefit payments of the defined benefit plans for future years are as follows:

Payments	2019
Year 1	267,764
Year 2	261,355
Year 3	255,518
Year 4	249,398
Year 5	243,000
Next 5 years	1,109,647
Total forecast payments	2,386,682

26.f) Post-employment health care plan

Refers to a healthcare plan created on December 1, 1996 exclusively for former retired employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN.

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The amounts recognized in the balance sheet were determined as follows:

	12/31/2019	12/31/2018
Present value of obligations	892,396	897,137
Liabilities	892,396	897,137

The reconciliation of the healthcare liabilities is as follows:

	12/31/2019	12/31/2018
Actuarial liability at the beginning of the year	897,137	866,784
Expenses recognized in income for the year	69,907	85,748
Sponsor’s contributions transferred in prior year	(82,081)	(71,632)
Recognition of actuarial loss/(gain)	7,433	16,237
Actuarial liability at the end of the year	892,396	897,137

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2019	12/31/2018
Actuarial gain/(loss) on obligation	7,433	16,237
Gain/(loss) recognized in shareholders' equity	7,433	16,237

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2019	12/31/2018
Longevity at age of 65 for current participants
Male	20.24	19.55
Female	20.24	22.17

Longevity at age of 65 for current participants who are 40
Male	42.74	41.59
Female	42.74	45.30

The actuarial assumptions used for calculating post-employment healthcare were:

	12/31/2019	12/31/2018
Biometric and Demographic
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender

Financial
Actuarial nominal discount rate	6.78%	9.62%
Inflation	3.61%	4.75%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real a.a.	0.5% - 3.00% real a.a.
Nominal increase medical costs growth rate	6.98%	8.15%
Average medical cost (Claim cost)	1,319.36	1,054.65

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26.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the post-employment healthcare plans as of December 31, 2019 is as follows:

		12/31/2019
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,824	(2,006)
Effect on present value of obligations	(35,490)	38,444

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	5,646	(4,900)
Effect on present value of obligations	83,270	(72,264)

	Assumption: Mortality table
Sensitivity level	+1year	-1year
Effect on current service cost and on interest on actuarial obligations	4,093	(3,851)
Effect on present value of obligations	60,367	(56,802)

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2019
Year 1	83,290
Year 2	80,574
Year 3	77,649
Year 4	74,529
Year 5	71,218
Next 5 years	301,853
Total forecast payments	689,113

27.      COMMITMENTS

27.a) Take-or-pay contracts

As of December 31, 2019 and 2018, the Company was a party to take-or-pay contracts as shown in the following table:

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	Payments in the period
Type of service	2018	2019	2020	2021	2022	After 2022	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	406,920	1,555,398	1,184,627	1,106,047	1,136,469	4,441,842	7,868,985

Supply of power, natural gas, oxygen, nitrogen, argon, iron ore pellets, coal and clinquer.	658,166	966,405	391,750	33,317	24,940	200,121	650,128

Processing of furnace sludge and slag resulting from the production process of pig iron and steel	9,467	56,024	21,164	11,571	11,571	3,599	47,905

Manufacturing, repair, recovery and production of ingot casting machine units.	21,533	5,930	1,896				1,896

	1,096,086	2,583,757	1,599,437	1,150,935	1,172,980	4,645,562	8,568,914

27.b) Projects and other commitments

•                     Transnordestina project

The Transnordestina project which corresponds to rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 52% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies.

The Company expects that the investments will permit Transnordestina Logística S.A. (“TLSA”), the concessionaire that holds the Transnordestina project, to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concession will expire in 2057 and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental licenses and in certain regions the project is at an advanced implementation stage.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) contracts for use of the permanent way and (iv) contribution of capital by CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. If additional resources are needed, they will be provided by CSN and/or third parties under contracts for use of the permanent way.

The approved budget amount is composed as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion, amounting R$ 11.2 billion. The project is currently in the process of budged adjustment and the proposed amount is R$13.2 Billion.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 50.97% of the debentures issued by FDNE (includes the corporate guarantee of 48.47%, a letter of guarantee of 1.25% to BNB and corporate guarantee of 1.25% to BNB). Under the FDNE charter, approved by Federal Decree nº 6,952/2009, and the Investment Agreement entered into with the shareholders/ public financiers, up to 50% of the debentures may be converted into TLSA shares.

The Court of Auditors of the Union - TCU through a protective order issued in May 2016, regarding the case TC 012.179/2016, suspended new transfers of public resources to TLSA from Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. After filing an appeal against the protective order and providing the necessary explanations, in June 2016 the order issued by TCU was unanimously revoked by the members of this court, with the continuity of planned investments having been restored.

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By means of another protective order issued in January 2017, relating to the case TC 012.179/2016, the Court of Auditors of the Union suspended new transfers of public resources to TLSA by Valec Engenharia, Construções e Ferrovias S.A., Fundo de Investimento do Nordeste – FINOR, Fundo Constitucional de Financiamento do Nordeste – FNE, Fundo de Desenvolvimento do Nordeste – FDNE, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and BNDES Participações S.A.– BNDESPar. The Company has provided the required clarifications to the TCU and has acted firmly in order that the decision can be repealed soon, and the flow of investments planned can be restored.

The Company concluded in December / 2019, according to the scheduled schedule, the engineering deliveries referring to the revision of the projects of the sections to be executed, as well as the survey of the services already executed in the sections in progress and completed (“as built”), in a way to allow the validation of the regulatory budget and the preparation of a revisited schedule. The Company awaits the analysis to be carried out by the regulatory agency, whose management's expectation is that it will be carried out during the first half of 2020

There is an administrative procedure with the ANTT (National Land Transportation Agency) which evaluates the regular compliance with the obligations of the Concession Agreement corresponding to System II by Concessionaire TLSA. ANTT’s technical area, in a unilateral opinion, understood that non-compliance with the contractual obligations by the Concessionaire is evidenced. The technical area’s opinion is under evaluation and, if the irregularity is proven, ANTT may open new process to apply the applicable penalties, among them, forfeiture. The procedure is in fact finding phase and until the moment there is no final decision on the merit.

•       FTL – Ferrovia Transnordestina Logística S.A. (Operational rail network)

In relation to the rail network I, operates by Ferrovia Transnordestina Logística S.A.(“FTL”) - there is an administrative procedure before the National Agency for Land Transportation (“ANTT”) that analyzes the regular fulfillment of the obligations of the Concession Agreement by the Concessionaire FTL. In view of a unilateral analysis, ANTT informed that FTL would have failed to comply with the TAC (Undertaking agreement) signed in 2013 as a result of the non-compliance with the production target for 2013. In this context, the agency proposed to the Union the declaration of the expiry of the FTL Concession Contract and the initiation of an administrative proceeding within the scope of the Superintendence of Infrastructure and Railroad Cargo Transport Services - SUFER. The Company continues to rely on ANTT's positioning.

28.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named risks, Export Credit, guarantee insurance and Port Operator’s Civil Liability.

In 2019, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued of Operational Risk of Property Damages and Loss of Profits, with effect from March 31, 2019 to March 31, 2020. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon.

The risk assumptions adopted, given their nature, are not within the scope of an audit of the financial statements, consequently not audited by our independent auditors.

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29.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated	Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Income tax and social contribution paid (1)	1,167,419	336,962
Addition to PP&E with interest capitalization (notes 9 and 24)	117,189	71,611	27,961	16,683
Initial adoption CPC 06 – Right of use (note 9.a)	640,989		61,072
Remeasurement – Right of use (note 9.a)	(151,558)		(13,626)
Acquisition of fixed assets through a loan, net of taxes (2)	78,098	10,792		1,746
Acquisition of fixed assets without cash effects	200,115		177,465
Capitalization in subsidiaries without cash			57,846	81,594
	2,052,252	419,365	310,718	100,023

(1) For calendar year 2019, the Company opted for taxation based on the quarterly actual profit, based on art. 9,430/96, with the income tax and social contribution due payable in a single installment, until the last business day of the month following the end of each quarter.

(2) In 2019, fixed assets were acquired through a loan in the amount of R$100,661, net of recoverable taxes of R$22,563.

30.   STATEMENT OF COMPREHENSIVE INCOME

		Consolidated		Parent Company
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Profit for the year	2,244,511	5,200,583	1,789,067	5,074,136

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	424	903	(1,663)	(997)
Actuarial (losses)/gains on defined benefit pension plan	(113,518)	413	(111,532)	2,313
	(113,094)	1,316	(113,195)	1,316

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	32,922	(87,101)	32,922	(87,101)
Fair value through other comprehensive income		(1,559,680)		(1,559,680)
(Loss)/gain on the percentage change in investiments	(2,288)	(105)	(2,288)	(105)
(Loss)/gain on cash flow hedge accounting	(604,828)	(1,415,962)	(604,828)	(1,415,962)
Realization on cash flow hedge accounting reclassified to income statements	790,353	370,191	790,353	370,191
(Loss)/gain on investments hedge in subsidiaries			2,472	(21,852)
(Loss)/gain on net investment hedge in foreign subsidiaries	2,472	(21,852)
(Loss)/gain on business combination		(651)		(651)
	218,631	(2,715,160)	218,631	(2,715,160)

	105,537	(2,713,844)	105,436	(2,713,844)

Total comprehensive income for the period	2,350,048	2,486,739	1,894,503	2,360,292

Attributable to:
Controlling shareholders	1,894,503	2,360,292	1,894,503	2,360,292
Non-controlling shareholders	455,545	126,447
	2,350,048	2,486,739	1,894,503	2,360,292

31.   EVENTS AFTER THE REPORTING PERIOD

•         In January 2020, the Company issued debt securities in the foreign market (“Notes”), through its subsidiary CSN Islands XI Corp, in the amount of US$1 billion, with maturity in 2028 and interest rate of 6.75% per year. Part of the funds raised, in the amount of US$263 million, were used in the repurchase offer (“Tender Offer”) of the Notes issued by CSN Resources SA with maturity in 2020, as communicated to the market on January 17, 2020. The Notes are guaranteed, unconditionally and irrevocably, by the Company.

•         USIMINAS shares classified as financial investments (see note 4) are exposed to changes in share prices since the securities are valued at fair value through profit or loss according to quotations on the Stock Exchange. On March 4, 2020, common and preferred shares depreciated in the global amount of R$69,989 since the balance sheet date.

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)    Purpose of Projection

CSN estimates iron ore production volume at 33 Mton in 2020, 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

b)    Period and validity term of the projection.

The projected period of iron ore production comprises 2020 to 2023 and the annual volumes will be available to the market in the financial statements to be published in each of the years.

c)    Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in these assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Volume of Iron Ore Production

The volume of ore production considers our mining plan between 2020 and 2023, with an increase in pellet feed production, in line with the investment projects announced through Material Fact and Corporate Presentation with the market.

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d) Values of the indicators that are subject of the forecast.

Net Revenue	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	18,000	22,230	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Reached	17,149	18,525	22,969	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	3%	3%	-	-	-	-	-	-
Adjusted EBITDA	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,000	5,574	n.a.	7,500	n.a.	n.a.	n.a.	n.a.
Reached	4,075	4,645	5,849	n.a.	7.251	n.a.	n.a.	n.a.	n.a.
Variation %	-	-7%	5%	n.a.	-3%	n.a.	n.a.	n.a.	n.a.
Leverage	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,00x	n.a.	3.50x	3,00x	n.a.	n.a.	n.a.	n.a.
Reached	6.32x	5.66x	4.55x	3.65x	3.74x	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	0.66%	n.a.	0.15x	0.74x	n.a.	n.a.	n.a.	n.a.
Volume of Iron Ore Production	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	28,500	n.a.	33,000	33,000	31,200	36,600	38,000
Reached	32,174	29,921	27,875	n.a.	32.090	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	-2%	n.a	-3%	n.a.	n.a.	n.a.	n.a.
Volume of Iron Ore Production	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	n.a.	n.a.	40.000	n.a.	n.a.	n.a.	n.a.
Reached	n.a.	n.a.	n.a.	n.a.	38.545	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	n.a.	n.a.	-4%	n.a.	n.a.	n.a.	n.a.
*E = estimated
**n.a. = not evaluated

If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)       Inform which were being replaced by new projections and which were being repeated.

Estimates maintained:

CSN maintains an estimated iron ore sales volume of 33 Mton in 2020, 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

b)   In relation to the projections for periods that have already occurred, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

Adjusted EBITDA 2019 was 3% below the projected R $ 7.5 billion, due to the lower mining result by Platts being below our budget, as well as freight above projections.

CSN estimated leverage measured by the net debt to adjusted EBITDA ratio close to 3.5 times at the end of 2019, when we reached 3.74 times, that is, materially below our initial estimates due to the exchange rate variation that strongly influenced our debt in dollar, CAPEX slightly higher than expected, as well as lower than expected mining results due to the increase in freight and the drop in Platts from the third quarter.

Iron ore production was 3% below the projection of 33Mton due to rains in the southeastern region in November and December 2019.

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Iron ore sales were 4% below the 40Mton projection due to lower ore production in the fourth quarter of 2019.

Net Revenue	2016	2017	2018	1S2019	2019
Estimated	n.a.	18,000	22,230	n.a.	n.a.
Reached	17,149	18,525	22,969	n.a.	n.a.
Variation %	n.a	3%	3%	n.a.	n.a.
Adjusted EBITDA	2016	2017	2018	1S2019	2019
Estimated	n.a.	5,000	5,574	n.a.	7,500
Reached	4,075	4,645	5,849	n.a.	7,251
Variation %	n.a	-7%	5%	n.a.	-3%
Leverage	2016	2017	2018	1S2019	2019
Estimated	n.a.	5.00x	n.a.	3.50x	3.00x
Reached	6.32x	5.66x	4.55x	3.65x	3.74x
Variation %	n.a.	13%	n.a.	0.15x	0.74x
Volume of Iron Ore Production	2016	2017	2018	1S2019	2019
Estimated	n.a.	n.a.	28,500	n.a.	33.000
Reached	32,174	29,921	27,875	n.a.	32.090
Variation %	n.a.	n.a.	-2%	n.a.	-3%
Volume of Iron Ore Sales	2016	2017	2018	1S2019	2019
Estimated	n.a.	n.a.	n.a.	n.a.	40.000
Reached	n.a.	n.a.	n.a.	n.a.	38.545
Variation %	n.a.	n.a.	n.a.	n.a.	-4%
*E = estimated
**n.a. = not evaluated

c)   In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Ongoing and valid estimates:

CSN estimates iron ore production volume at 33 Mton by 2020, 31.2 Mton in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023. The expected increase in production in 2020 is due to adjustments in the mining plan.

Follow-up and changes to projections disclosed

The result of the fourth quarter of 2019 does not bring any material variation to the results projections previously presented, which can therefore be maintained.

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(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent Auditor’s Report on the Financial Information

To the

Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo – SP

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional  (“Company”), identified as Parent and consolidated, respectively, which comprise the balance sheet as of December 31, 2019, and the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the individual and consolidated financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2019, and its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Emphasis of matter

Ability of the jointly controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 8.d) to the individual and consolidated financial statements, which describes the percentage of completion of the new railway network by the jointly controlled subsidiary Transnordestina Logística S.A.  (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in said Note indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our opinion is not qualified regarding this matter.

Key audit matters

Key audit matters (KAM) are those matters that, in our judgment, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements, and, therefore, we do not provide a separate opinion on these matters. In addition to the matter described in the “Continuity of jointly controlled subsidiary Transnordestina Logística S.A. as a going concern” section, we determined that the matters described below are the key audit matters that should be communicated in our report.

1. Financial leverage and risk of liquidity and going concern (Notes 1 and 11)

Why the matter was determined to be a KAM

A substantial part of the funds and investments necessary for the development of the Company’s activities derives from financing. As of December 31, 2019, the amount of borrowings, financing and debentures with third parties, recognized in current and noncurrent liabilities amounted to R$24,198 million (Parent) and R$28,091 million (consolidated).

As the main item accounting for the high financial leverage, for financial instrument liabilities represented by borrowings, financing and debentures, Management plans to restructure debts and decrease the financial leverage by selling non-strategic assets (Note 11). In the current year, this matter was again considered a critical and risk area in our audit approach due to its relevance for the continuity of the Company’s operations and the materiality of the debts in relation to the financial statements as a whole. Additionally, borrowings, financing and debentures require, in some cases, compliance with covenants and other restrictive conditions which, if not met, may cause the individual and consolidated financial statements to be materially misstated.

How the matter was addressed in the audit of the individual and consolidated financial statements

Our audit procedures included, among others:

•       Understand the policies and measures adopted by Management to manage and prepare the cash flow;

•       Discuss, with Management, the business plan and actions taken to renegotiate debts;

•       Evaluate the design of the internal control environment implemented by Management to control and recognize the liabilities arising from borrowings, financing and debentures;

•       Test the changes in new capitalization and amortization, recalculate financial interest and evaluate the classification between current and noncurrent liabilities;

•       Send external confirmation letters to confirm balances with creditors and trustees;

•       Perform an analysis and adherence tests with respect to covenants and restrictive contractual clauses to confirm that the Company is compliant(and, in case of default, confirm that the effects thereof on the individual and consolidated financial statements were properly recorded);

•       Verify if the criteria to meet accounting standards over discontinued operations and assets for sale were complied with by the Company’s Management;

•       Analyze the disclosures required in the individual and consolidated financial statements.

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As a result of auditing procedures performed, we understand that the criteria and assumptions adopted by the Company to recognize borrowings, financing and debentures and its evaluation of the Company’s ability to continue as a going concern were appropriately addressed and disclosed in the context of the individual and consolidated financial statements taken as a whole.

2. Recoverable value of the investment in jointly controlled subsidiary (Note 8)

Why the matter was determined to be a KAM

The Company has an investment in jointly controlled subsidiary Transnordestina Logística S.A. (“TLSA”) as of December 31, 2019, including gain on loss of control, in the amount of R$1,460 million, whose recoverable value should be tested for impairment annually, as required by technical pronouncement CPC 01(R-1) – Impairment of assets. As mentioned in such note, the jointly controlled subsidiary performs impairment tests, which involves a high degree of subjectivity and judgment by Management, based on the discounted cash flow method, which considers several assumptions, such as discount rate, inflation projection, economic growth, among others. The Company, as an investor, also conducts its evaluation, under a method that considers the investee’s capacity to distribute dividends, named Dividend Discount Model, which considers the  flow of dividends discounted at present value using the equity capital in addition to other metrics and risks factors that increase the discount rate used. Accordingly, in the audit of the current year, this matter was again considered an area of risk due to the uncertainty inherent in the process of determining the estimates and judgments involved in preparing future cash flows discounted to present value, such as projections of market demand, operating margins and discount rates that may significantly change the expected realization of the asset.

How the matter was addressed in the audit of the individual and consolidated financial statements

Our audit procedures included, among others:

•       Evaluate the design of internal control environment implemented by Management related to impairment testing;

•       Examine the analysis prepared by Management, supported by our internal specialists to verify the reasonableness of the model used in Management’s assessment;

•       Ongoing challenge of the assumptions used by Management in order to corroborate if there are assumptions not consistent and/or that might be revised;

•       Obtain an update and inquire the Company’s Management and TLSA’s executives of the progress of the discussions for the release of the funds by controlling shareholders to resume the constructions and release the funds by Federal Government agencies and related entities;

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•       Analyze the disclosures required in the individual and consolidated financial statements;

•       Evaluate if the disclosures in notes are consistent with the information and representations obtained from Management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

3. Realization of deferred tax assets (Notes 2.t, 14.b and 14.c)

Why the matter was determined to be a KAM

The Company and its subsidiaries have balances of deferred income tax and social contribution assets substantially related to tax losses, negative social contribution base and temporary differences arising from temporary provisions recognized. These balances of deferred taxes were recognized based on studies that contain projections of future taxable income. As of December 31, 2019, the amount of deferred tax assets recognized in noncurrent assets was R$3,259 million (Parent) and R$3,297 million (consolidated).

Considering that the annual evaluation for the recoverability of these assets involves, among others, the use of critical judgment, not always objective, which implies subjectivity in relation to the projections of results (such as taxable income, cash flow projections and future economic events, in addition to the fact that projects include estimates relating the performance of the Brazilian and global economy, taking into account sales volumes and prices and tax rates, among others), actual data and amounts may differ from the estimates.

Therefore, the use of different assumptions may significantly change the expected realization of these assets and may require the additional recognition of impairment on such assets, which would consequently impact the financial statements. Due to these aspects, this issue was considered a key audit matter.

How the matter was addressed in the audit of the individual and consolidated financial statements

We performed the following auditing procedures, among others:

•       Evaluate the design of internal control environment implemented by Management related to the analysis of the impairment of deferred tax assets;

•       Exam the analysis prepared by Management, supported by our internal specialists, to evaluate the logical and arithmetic adequacy of the cash flow projections as well as test the consistency of the key information and assumptions used in the projections of future taxable income and cash flows, by comparing the budgets approved by the Executive Board and the assumptions and market inputs;

•       Discuss, with Management, the business plan and actions taken to renegotiate debts;

•       Ongoing challenge of the assumptions used by Management in order to corroborate if there are assumptions not consistent and/or that might be revised;

•       Examine, supported by our internal tax specialists, the calculation basis of the tax losses and negative social contribution base as well as of the temporary differences, and compare to the corresponding tax records;

•       Analyze the disclosures required in the individual and consolidated financial statements.

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Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of the deferred tax assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2019, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian Corporate Law for public companies and considered supplemental information by IFRS, have been submitted to auditing procedures performed in conjunction with our audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in CPC 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in the technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

The Company’s Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated. If we conclude, based on the work we have performed that there is a material misstatement in Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibility of Management and those charged with governance for the individual and consolidated financial statements

The Company’s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative to avoid doing so.

Those charged with the Company’s and its subsidiaries’ governance are those responsible for overseeing the financial reporting process in preparing the individual and consolidated financial statements.

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Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition, we:

•       Identified and assessed the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;

•       Obtained an understood of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal controls;

•       Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management;

•       Concluded on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•       Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•       Obtained sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

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We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 04, 2020

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

The members of the Fiscal Council of Companhia Siderúrgica Nacional, in compliance with the legal provisions of art. 163 of the Law 6404/76 and in the performance of its legal and statutory duties, met on this date and examined (i) the Management Report; (ii) the Financial Statements for the Fiscal Year ended 2019; and (iii) the Allocation of Results for 2019 and, in clarifications provided by the Company's Board of Executive Officers and the independent auditors, Grant Thornton Auditores Independentes,as well as the information and clarifications received during the financial year, unanimously, they gave their favorable opinion regarding these documents and advise their approval at the Company's Annual General Shareholders' Meeting.

São Paulo, March 04th , 2020.

Tufi Daher Filho

President

Patricia Valente Stierli

Counselor

André Coji

Counselor

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Opinions and Statements / Opinion or Summary Report, if any, of the Audit Committee

(statutory or otherwise)

The Audit Committee met to review the Company's Financial Statements for the fiscal year ended December 31, 2019.

Afterward, the Audit Committee received the representatives of Grant Thornton Independent Auditors, that reported the conclusion of the Company’s Financial Statement auditing process for the fiscal year ended December 31,2019.

After reviewing and discussing about the audited Financial Statements and the Annual Management Report for the year ended December 31, 2019, the Audit Committee concluded that the reports mentioned above are, in all relevant aspects, fairly presented and can be referred to the Board of Directors and subsequently shall be submitted to the approval by the Company's Annual General Shareholders' Meeting.

São Paulo, March 04th, 2020.

Antonio Bernardo Vieira Maia

Yoshiaki Nakano

Miguel Ethel Sobrinho

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended December 31,2019.

São Paulo, March 04th, 2020.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended December 31, 2019.

São Paulo, March 04th, 2020.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.